FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                20 September 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




   THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE,
     PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, THE NETHERLANDS, FRANCE, AUSTRALIA, NEW ZEALAND, JAPAN, HONG KONG OR THE REPUBLIC OF
                                  SOUTH AFRICA

                            INTERNATIONAL POWER PLC

RIGHTS ISSUE UPDATE

(London - 20 August 2004) Further to its announcement on 30 July 2004 of an underwritten rights issue (the "Rights Issue"), International Power plc (the " Company") today announces that a prospectus in connection with the Rights Issue and a provisional allotment letter are today being despatched to shareholders (other than certain shareholders with registered addresses outside of or who are citizens or residents of countries other than the United Kingdom or the Republic of Ireland ("Non-UK Shareholders")).

Under the terms of the Rights Issue, holders of the Company's ordinary shares (the "Ordinary Shares") on the register of members of the Company on 13 August 2004 (the "Record Date") will be offered 365,540,834 new Ordinary Shares at a price of 82 pence per share (the "Issue Price") on the basis of 33 new Ordinary Shares for every 100 Ordinary Shares then held (in the case of Non-UK Shareholders subject to applicable law).

The Rights Issue is expected to raise, net of expenses, approximately GBP290 million. The Issue Price represents a discount of 43 per cent. to the closing middle market price of 143 pence per Ordinary Share on 29 July 2004 (the day before the Rights Issue announcement) and a discount of 43 per cent. to yesterday's closing middle market price of 144.25 pence per Ordinary Share.

The nil paid rights to which shareholders who hold their Ordinary Shares in CREST are entitled are expected to be credited to the stock accounts in CREST of those shareholders (other than Non-UK Shareholders) at 8.00am on 23 August 2004. The latest time and date for acceptance and payment in full under the Rights Issue is expected to be 11.00 am. on 14 September 2004. The expected timetable for the Rights Issue is set out in full in the schedule to this announcement.

Holders of options over the Company's Ordinary Shares and holders of US dollar bonds which convert into Ordinary Shares are not entitled to participate in the Rights Issue. However, adjustments to such options and convertible bonds may be made as a result of the Rights Issue in accordance with their respective terms. The Company will shortly write to option holders and bond holders to notify them of the details of these adjustments.

For Further Information Please Contact:

Investor Relations:      Media Relations:            International Power
Aarti Singhal            Finsbury                    Sara Richardson
+44 (0)20 7320 8681      Morgan Bone                 +44 (0)20 7251 3801
                         +44 (0)20 7251 3801

Morgan Stanley:          Cazenove:
+44(0) 20 7425 8000      +44(0) 20 7588 2828
William Vereker          Nick Wiles
Alisdair Gayne           Piers Coombs
Alastair Cochran         Robert Constant
Philip Apostolides

Morgan Stanley Securities Limited and Morgan Stanley & Co International Limited are acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to their clients or for providing advice in connection with the Rights Issue.

Cazenove is acting for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to the clients of Cazenove or for providing advice in connection with the Rights Issue.

This announcement shall not constitute, or form part of, an offer of, or the solicitation of any offer to subscribe for or buy, any of the new Ordinary Shares to be issued or sold in connection with the Rights Issue. Investment decisions should only be made on the basis of information contained in the Prospectus to be issued today in connection with the Rights Issue and any supplements thereto. The Prospectus contains detailed information about the Rights Issue, International Power and its management, as well as financial information. The offer of the new Ordinary Shares in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act.

This announcement and the information contained herein is not for release, publication or distribution in or into the United States, Canada, the Netherlands, France, Australia, New Zealand, Japan, Hong Kong or the Republic of South Africa.

Morgan Stanley Securities Limited may engage in trading activity for the sole purpose of hedging its commitments under the underwriting agreement in +connection with the Rights Issue. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, nil paid rights and fully paid rights).

Prices and values of, and income from, shares may go down as well as up and an investor may not receive back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

NOTES TO EDITORS

About International Power

International Power plc is a leading independent electricity generating company with 11,210 MW (net) in operation and 1,649 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                                    SCHEDULE

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event                                                                         Time and Date

Record Date for entitlements under the Rights Issue     Close of business on 13 August 2004

Despatch of Provisional Allotment Letters (to Qualifying                     20 August 2004
non-CREST Shareholders only)

Nil Paid Rights credited to stock accounts in CREST (Qualifying   8.00 am on 23 August 2004
CREST Shareholders only)

Dealings in New Ordinary Shares, nil paid, commence on the        8.00 am on 23 August 2004
London Stock Exchange

Ex-Rights Date                                                               23 August 2004

Latest recommended time and date for requesting withdrawal of   4.30 pm on 8 September 2004
Nil Paid Rights from CREST (1)

Latest time and date for depositing renounced Provisional       3.00 pm on 9 September 2004
Allotment Letters, nil paid, into CREST or for dematerialising
Nil Paid Rights into a CREST stock account (2)

Latest time and date for splitting Provisional Allotment       3.00 pm on 10 September 2004
Letters, nil paid

Latest time and date for acceptance and payment in full       11.00 am on 14 September 2004

Latest recommended time and date for requesting withdrawal of  4.30 pm on 20 September 2004
Fully Paid Rights from CREST (1)

Latest time and date for depositing renounced Provisional      3.00 pm on 21 September 2004
Allotment Letters, fully paid, into CREST or for
dematerialising Fully Paid Rights into a CREST stock account (2)

Latest time and date for splitting Provisional Allotment       3.00 pm on 22 September 2004
Letters, fully paid

Latest time and date for registration of renunciation of      11.00 am on 24 September 2004
Provisional Allotment Letters, fully paid

New Ordinary Shares credited to CREST stock accounts           8.00 am on 27 September 2004
(Qualifying CREST Shareholders only)

Despatch of definitive share certificates for New Ordinary                By 4 October 2004
Shares in certificated form (Qualifying non-CREST Shareholders only)


The dates set out above and mentioned elsewhere in this announcement may be changed by International Power, with the agreement of Morgan Stanley Securities Limited, Morgan Stanley & Co International Limited and Cazenove. Terms defined in the prospectus in connection with the Rights Issue have the same meaning when used in this schedule.

Notes:

(1) i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form.
(2) i.e. if your Nil Paid Rights or Fully Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form in CREST.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, duly authorised under the Financial Services and Markets Act if you are resident in the United Kingdom, duly authorised or exempted pursuant to the Investment Intermediaries Act 1995 of Ireland or the Stock Exchange Act 1995 of Ireland if you are resident in Ireland or, if you reside elsewhere, by another appropriately authorised independent financial adviser.

     If you sell or have sold or otherwise transferred all of your existing Ordinary Shares (other than ex-rights) in certificated form before 23 August 2004 (the "Ex-Rights Date"), you should send this document and any accompanying documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, this document and the accompanying documents should not be sent in, or into, the United States or the Excluded Territories. Please refer to paragraph 7 of Part 3 of this document if you propose to send this document outside the United Kingdom or Ireland. If you sell or have sold or otherwise transferred Ordinary Shares (other than ex-rights) held in uncertificated form before the Ex-Rights Date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or have sold only part of your holding of existing Ordinary Shares, you are referred to the instruction regarding split applications in Part 3 of this document and, for Qualifying non-CREST Shareholders, in the Provisional Allotment Letter.

     Morgan Stanley, Morgan Stanley & Co. International Limited and Cazenove are acting exclusively for International Power and no one else in connection with the Rights Issue and will not be responsible to anyone other than International Power for providing the protections afforded to their clients nor for providing advice in relation to the Rights Issue or any other matter referred to in this document.

     Morgan Stanley may engage in trading activity for the sole purpose of hedging its commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

     A copy of this document, which comprises a prospectus relating to International Power prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act. A copy of this document, together with copies of the written consents and material contracts referred to in Part 10 of this document, have been delivered to the Registrar of Companies in Ireland in accordance with Section 47 of the Companies Act 1963 of Ireland as required by the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland.

     Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that dealings will commence, nil paid, in the New Ordinary Shares at 8.00 am on 23 August 2004.





                            INTERNATIONAL POWER PLC

     (incorporated in England and Wales under the Companies Act 1985 with registered number 2366963)

              33 for 100 Rights Issue of 365,540,834 New Ordinary Shares
                        at 82 pence per New Ordinary Share


     See Part 8 of this document (Risk factors) for a discussion of certain factors which should be taken into account when considering whether to take up your rights under the Rights Issue.

     The latest time and date for acceptance and payment in full for the New Ordinary Shares is 11.00 am on 14 September 2004. The procedures for acceptance and payment are set out in Part 3 of this document and, for Qualifying non-CREST Shareholders only, also in the accompanying Provisional Allotment Letter.

     The distribution of this document and/or the accompanying Provisional Allotment Letter, and/or the transfer of Nil Paid Rights or Fully Paid Rights, through CREST or otherwise, in jurisdictions other than the United Kingdom or Ireland may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom or Ireland is drawn to paragraph 7 of Part 3 of this document.

     A copy of this document has been lodged with the Irish Stock Exchange Limited in compliance with Article 21 of the First Schedule to the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland. This document is supplemented with information directed to investors in Ireland pursuant to paragraph 4 of the Third Schedule to the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland.

     Neither the Nil Paid Rights, the Fully Paid Rights nor the New Ordinary Shares have been, or will be, registered under the US Securities Act or under the applicable securities laws of any state of the United States. Accordingly, they may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. International Power is not extending the Rights Issue into the United States unless an exemption from registration is available. Any New Ordinary Shares not taken up under the Rights Issue will be available for subscription and may be offered and sold (i) within the United States to "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the US Securities Act) in private placement transactions not involving a public offering, and (ii) outside of the United States in offshore transactions in accordance with Regulation S under the US Securities Act.

     Neither the Nil Paid Rights, the Fully Paid Rights nor the New Ordinary Shares have been qualified for distribution under the relevant securities laws of the Excluded Territories. Accordingly, subject to certain exceptions, the Rights Issue is not being made into the Excluded Territories. Shareholders and beneficial owners who believe that they hold on behalf of persons eligible under such an exception should contact Lloyds TSB Registrars on 0870 600 3978 (or +44 1903 702767 if dialling from outside the UK) to determine whether and how such persons may participate.

     Neither this document, the Provisional Allotment Letters nor any other accompanying document should be sent in, or into, the United States or the Excluded Territories, where to do so would, or might, contravene local securities laws or regulations.

     Any reproduction or distribution of this document in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than in considering an investment in the New Ordinary Shares offered hereby, is prohibited. Each offeree of the New Ordinary Shares by accepting delivery of this document, agrees to the foregoing.

                        FORWARD LOOKING STATEMENTS

     Certain statements in this document relating to the Rights Issue and the Contemplated Transactions are forward-looking statements. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "aim", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These include, among other factors: conditions in the markets, and market position, of the EME Portfolio and the Turbogas Group; earnings, financial position, cash flows, return on capital and operating margins; anticipated investments and capital expenditure; the success of the Contemplated Transactions as planned by International Power, including anticipated synergies and cost savings; changing business or other market conditions; and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement under the Listing Rules, none of International Power, Morgan Stanley or Cazenove undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                      NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED ("RSA 421-B") WITH THE SECRETARY OF STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.


                                 CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS.................................................................................     5
Part 1       Letter from Sir Neville Simms, Chairman of International Power............................................     6
Part 2       Some questions and answers on the Rights Issue............................................................    13
Part 3       Terms and conditions of the Rights Issue..................................................................    18
Part 4       Information on International Power........................................................................    34
Part 5       Interim results of International Power....................................................................    38
Part 6       Report on profit forecast.................................................................................    57
Part 7       Information on the Contemplated Transactions..............................................................    60
Part 8       Risk factors..............................................................................................    77
Part 9       Taxation..................................................................................................    84
Part 10      Additional information....................................................................................    88
Part 11      Definitions...............................................................................................   107


     Part 2 of this document answers some of the questions most often asked by shareholders about rights issues and the procedure for acceptance and payment. If you have further questions, please telephone Lloyds TSB Registrars on the numbers set out below between 8.30 am and 5.30 pm Monday to Friday.



Telephone numbers:         0870 600 3978          (from inside the UK)
                           +44 1903 702 767       (from outside the UK)

     For legal reasons, Lloyds TSB Registrars will only be able to provide information contained in this document and relating to your shareholding and will be unable to give advice on the merits of the Rights Issue or to provide financial or investment advice. Please note that calls may be monitored or recorded.





                                                          ADVISERS

                                                  JOINT FINANCIAL ADVISERS
                                                        AND SPONSORS
                      Cazenove & Co. Ltd                                            Morgan Stanley & Co.
                          20 Moorgate                                               International Limited
                        London EC2R 6DA                                                25 Cabot Square
                                                                                        Canary Wharf
                                                                                       London E14 4QA
                                                     JOINT UNDERWRITERS
                      Cazenove & Co. Ltd                                               Morgan Stanley
                          20 Moorgate                                                Securities Limited
                        London EC2R 6DA                                                25 Cabot Square
                                                                                        Canary Wharf
                                                                                       London E14 4QA
                                                LEGAL ADVISER TO THE COMPANY
                                                     Clifford Chance LLP
                                                    10 Upper Bank Street
                                                       London E14 5JJ
                                       LEGAL ADVISER TO THE JOINT FINANCIAL ADVISERS,
                                                  UNDERWRITERS AND SPONSORS
                                                         Linklaters
                                                       One Silk Street
                                                       London EC2Y 8HQ
                                                          AUDITORS
                                                       KPMG Audit Plc
                                                     8 Salisbury Square
                                                       London EC4Y 8BB
                                               REGISTRARS AND RECEIVING AGENTS

                     Lloyds TSB Registrars                                          Lloyds TSB Registrars
                         The Causeway                                                     3rd Floor
                           Worthing                                                    Princess House
                     West Sussex BN99 6DA                                              1 Suffolk Lane
                                                                                       London EC4R 0AX
                                                   PAYING AGENT IN IRELAND
                                               Capita Corporate Registrars PLC
                                             Unit 5, Manor Street Business Park
                                                        Manor Street
                                                          Dublin 7
                                                           Ireland



                                                EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event                                                                                                           Time and Date
Record Date for entitlements under the Rights Issue                                       Close of business on 13 August 2004
Despatch of Provisional Allotment Letters (to Qualifying non-CREST                                             20 August 2004
  Shareholders only)
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST                               8.00 am on 23 August 2004
  Shareholders only)
Dealings in New Ordinary Shares, nil paid, commence on the London Stock                             8.00 am on 23 August 2004
  Exchange
Ex-Rights Date                                                                                                 23 August 2004
Latest recommended time and date for requesting withdrawal of Nil Paid                            4.30 pm on 8 September 2004
  Rights from CREST(1)
Latest time and date for depositing renounced Provisional Allotment                               3.00 pm on 9 September 2004
  Letters, nil paid, into CREST or for dematerialising Nil Paid Rights into a CREST stock account(2)
Latest time and date for splitting Provisional Allotment Letters, nil paid                       3.00 pm on 10 September 2004
Latest time and date for acceptance and payment in full                                         11.00 am on 14 September 2004
Latest recommended time and date for requesting withdrawal of Fully Paid                         4.30 pm on 20 September 2004
  Rights from CREST(1)
Latest time and date for depositing renounced Provisional Allotment                              3.00 pm on 21 September 2004
  Letters, fully paid, into CREST or for dematerialising Fully Paid Rights into a CREST stock account(2)
Latest time and date for splitting Provisional Allotment Letters, fully                          3.00 pm on 22 September 2004
  paid
Latest time and date for registration of renunciation of Provisional                            11.00 am on 24 September 2004
  Allotment Letters, fully paid
New Ordinary Shares credited to CREST stock accounts (Qualifying CREST                           8.00 am on 27 September 2004
  Shareholders only)
Despatch of definitive share certificates for New Ordinary Shares in                                        By 4 October 2004
  certificated form (Qualifying non-CREST Shareholders only)


____________________________
Notes:

The dates set out in the Expected Timetable of Principal Events above and mentioned through this document and in the Provisional Allotment Letter may be changed by International Power, with the agreement of Morgan Stanley, Morgan Stanley & Co. International Limited and Cazenove, in which event details of the new dates will be notified to the UK Listing Authority and the London Stock
Exchange. An announcement will be made to a Regulatory Information Service giving details of any revised dates but Qualifying Shareholders may not receive any further written communication. References to dates and times in this document should be read as subject to any such adjustment.

     References to times in this document are to London time, unless otherwise stated.

     Unless otherwise stated, a conversion rate of GBP1:US$1.80 has been applied in this Prospectus.

     CREST is an electronic settlement system. Shares held in CREST are described as being in "uncertificated" form. If you hold a share certificate relating to your Ordinary Shares, this means that those shares are held in "certificated form" and the details relating to CREST in this document will not be relevant to you.

     If you have any queries on the procedure for acceptance and payment, you should contact Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX (Tel: 0870 600 3978 (or +44 1903 702 767 if calling from outside the UK)).



________________________________________________________________________________

(1) i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form.

(2) i.e. if your Nil Paid Rights or Fully Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form in CREST.

                                     PART 1
                         LETTER FROM SIR NEVILLE SIMMS,
                       CHAIRMAN OF INTERNATIONAL POWER PLC

Registered office:
Senator House
85 Queen Victoria Street
London EC4V 4DP
(Registered in England under number 2366963)

Directors:
Sir Neville Simms (Chairman)*
Philip Cox (Chief Executive Officer)
Mark Williamson (Chief Financial Officer)
Stephen Riley (Executive Director, Europe)
Tony Concannon (Executive Director, Australia)
Adri Baan*
Tony Isaac*
Jack Taylor*
* non-executive

                                                                 20 August 2004

To the holders of Ordinary Shares and, for information only, to the holders of options and awards under the International Power Share Schemes

Dear Shareholder

1.   Introduction

     Your Board announced on 30 July 2004 a Rights Issue which will raise, net of expenses, approximately GBP290 million.

     Pursuant to the Rights Issue, Qualifying Shareholders will be offered New Ordinary Shares at a price of 82 pence per share on the basis of 33 New Ordinary Shares for every 100 Ordinary Shares held on the Record Date. Save for those New Ordinary Shares that the Directors have irrevocably undertaken to take up, the Rights Issue has been fully underwritten by Cazenove and Morgan Stanley.

     The purpose of this document is to provide you with the reasons for, and details of, the Rights Issue.

2.   International Power strategy and reasons for the Rights Issue

     International Power's declared strategy is to create shareholder value through its core skills in wholesale power generation, concentrating in the four core regions of North America, Europe, the Middle East and Australia. We aim to grow the business by careful management of the existing asset portfolio and through acquisition and greenfield development of new assets. In pursuing this strategy International Power aims to maintain a balanced portfolio of assets in terms of fuel diversity, despatch type, geographic spread and participation in both merchant markets and those more regulated markets that offer long-term contracts. Further information on International Power is set out in Part 4 of this document.

     In identifying and assessing investment opportunities that further this strategy, your Board continues to apply strict project evaluation and financial return criteria in order to deliver value for shareholders, whilst diversifying the overall inherent business risk.

     In the past few weeks we have announced two significant acquisitions which your Board believes have the potential to improve shareholder returns, and enhance the quality of International Power's earnings from income that is largely contracted. On 20 July 2004 we announced the proposed acquisition of Turbogas in Portugal and on 30 July 2004 we announced the proposed acquisition of a portfolio of international assets from EME. The EME Portfolio Acquisition will require the approval of International Power's shareholders and your Board will be writing to you in due course in order to convene an Extraordinary General Meeting at which your consent to the EME Portfolio Acquisition will be sought. In addition to your approval, the EME Portfolio Acquisition is subject to regulatory, project counterparty and other approvals, with completion not expected to occur until late in 2004. Further details on these Contemplated Transactions are set out in paragraph 3 and Part 7 of this document.

     In addition, after lengthy negotiations we were pleased to have announced on 30 July 2004 the restructuring and refinancing of the non-recourse debt of our merchant asset portfolio in the US, details of which are summarised in paragraph 4 below.

     In contemplation of the Turbogas Acquisition and the EME Portfolio Acquisition, and in order to maintain an appropriate capital structure, your Board has decided to raise approximately GBP290 million through the Rights Issue (net of expenses). The Rights Issue is not conditional on completion of either of the Contemplated Transactions.

3.        The EME Portfolio Acquisition and the Turbogas Acquisition

The EME Portfolio Acquisition

     On 30 July 2004 International Power announced that it had agreed to acquire, in a 70:30 partnership with Mitsui, the EME Portfolio for a total purchase price of $2.3 billion, subject to certain adjustments, resulting in an expected net cash consideration of approximately $2.2 billion (GBP1.2 billion).

     International Power's investment for its 70 per cent. stake will be $677 million (GBP376 million). The remainder of the consideration will be funded with ordinary and preferred equity from Mitsui and non-recourse debt.

     The EME Portfolio consists of 13 power generation projects with a total net
generation   capacity  of   approximately   5.4  GW,  located  in  9  countries.
International Power's 70 per cent. interest is approximately 3.8 GW, net.

     The EME Portfolio Acquisition:

o has a highly complementary geographic fit with International Power's existing portfolio;

o is expected to be significantly earnings enhancing in the first full year of ownership and to produce attractive rates of return; and

o improves quality of earnings, with 11 of the 13 acquired assets operating under long term contracts.

     Some key features of the EME Portfolio Acquisition are summarised below. For further details please refer to Part 7 of this document.

Overview of the EME Portfolio

     The EME Portfolio comprises interests in 13 power projects, with a total installed capacity of approximately 8 GW, and net generating capacity (i.e. the proportionate interest of the EME Portfolio in the individual projects) of approximately 5.4 GW.

     All the projects in the EME Portfolio are in operation and have high standards of availability and efficiency. 11 out of the 13 projects operate under long-term PPAs or hedge contracts. The largest projects in the EME Portfolio, by generation capacity, are: First Hydro (a unique 2,088 MW pumped storage hydro business located in the UK), Loy Yang B (a 940 MW coal-fired station in Australia operating under a hedge contract that expires in 2016), and a 44.7 per cent. stake in Paiton (a 1,230 MW coal-fired station in Indonesia operating under a PPA that expires in 2040).

     The assets comprising the EME Portfolio are summarised in the table at the end of Section B of Part 7 of this document.

     The EME Portfolio is currently financed by long-term, limited recourse project level debt, which as at 31 December 2003 consisted of consolidated net debt of

$1,600 million and EME's share of the net debt of its joint ventures and associates of $1,589 million, which is not consolidated. In the year to 31 December 2003 the EME Portfolio recorded income from operations before income taxes and minority interest of $166.5 million and, as at 31 December 2003, had net assets of $1,576 million. Further financial information on the EME Portfolio is provided in Section C of Part 7 of this document.

Strategic Rationale

     The EME Portfolio complements International Power's existing portfolio by adding major power generation assets in two of International Power's core regions (Australia and Europe), and strengthens International Power's position in Asia with high quality contracted assets. The EME Portfolio will be integrated with International Power's existing regional office network.

     International Power has recently focused on growth opportunities that provide greater security of earnings and cash flow through long-term off-take contracts. The EME Portfolio is a largely contracted portfolio; 11 out of 13 projects are contracted under long-term PPAs or hedge contracts. The only significant asset in the EME Portfolio that operates on a largely merchant basis is First Hydro, which capitalises upon its fast response time in order to attract premium value by providing output during peak demand and ancillary services to the National Grid. These services are unrivalled in the UK in terms of capacity and speed of response.

     The EME Portfolio also benefits from fuel and technology diversity and includes an element of renewable generation. Of the total 5,381 MW of generation capacity, 2,565 MW (47 per cent.) is hydro-electric, 1,490 MW (28 per cent.) is coal-fired, 915 MW (17 per cent.) is gas-fired, 259 MW (5 per cent.) is synthetic gas-fired (syngas) and 152 MW (3 per cent.) is wind power.

     International Power expects to achieve attractive rates of return on its investment in the EME Portfolio, and expects that the acquisition will be significantly earnings enhancing in the first full year of ownership.

Funding of the EME Portfolio Acquisition

     The total purchase price for the EME Portfolio Acquisition is $2.3 billion (GBP1.3 billion), subject to expected adjustments relating to 2004 distributions paid to EME, net operating capital acquired with the business and other minor adjustments, resulting in an expected net cash consideration of approximately $2.2 billion (GBP1.2 billion).

     International Power will invest $677 million (GBP376 million) for its 70 per cent. ordinary equity stake, financed through a combination of existing cash and liquid resources and the proceeds of the Rights Issue. Mitsui will invest $290 million (GBP161 million) of ordinary equity and, subject to execution of final documentation, $300 million (GBP167 million) of preferred equity. The balance of the consideration will be financed by new non-recourse debt at the portfolio level of $950 million (GBP528 million), under a bridge loan facility. Long-term financing is expected to be put in place within twelve months of completion, backed by the stable cash flow profile from the projects operating under long-term contracts.

     Further information on the financing of the EME Portfolio Acquisition is provided in Section A of Part 7 of this document.

Partnership with Mitsui

     International Power and Mitsui have highly complementary strategies and skills, and are committed to a long term partnership to deliver maximum value from the EME Portfolio. Mitsui has both extensive experience in Asian markets and world class power generation and engineering, procurement and construction skills. International Power and Mitsui have worked together on international projects in the Middle East and Pakistan for over ten years. In addition, Mitsui has an existing 36.3 per cent. interest in Paiton.

     Further information on the partnership between International Power and Mitsui is provided in Section A of Part 7 of this document.

Transaction process

     The EME Portfolio Acquisition is, inter alia, subject to approval by International Power's shareholders, and to a number of regulatory approvals and project level consents. The Australian Competition and Consumer Commission (the "ACCC") has agreed in principle not to intervene in the acquisition of the

     Australian assets within the EME Portfolio (namely Loy Yang B, Valley Power and Kwinana) after the Company agreed to give certain undertakings.

     Further information on the EME Portfolio, and on the EME Portfolio Acquisition, will be contained in a Circular to shareholders (to be sent in due course) in connection with the Extraordinary General Meeting to approve the acquisition.

     The EME Portfolio Acquisition is expected to complete late this year. Further information on the EME Portfolio Acquisition Agreement is provided in Section A of Part 7 of this document.

The Turbogas Acquisition

     International Power announced on 20 July 2004 that it had signed an agreement with RWE Power AG to acquire a 75 per cent. shareholding in the 990 MW combined cycle gas turbine (CCGT) Turbogas power station in Portugal for EUR205 million (GBP137 million), subject to adjustment, payable in cash at completion. The acquisition of Turbogas includes 100 per cent. ownership of the operations and maintenance company Portugen. The Turbogas Acquisition is expected to be immediately earnings enhancing, taking into account the effect of the Rights Issue, and will strengthen International Power's position in the Iberian market. Completion of this acquisition is conditional upon partner, lender and regulatory approvals.

     In the year to 31 December 2003, Turbogas and Portugen had combined reported profit before tax of EUR13 million (GBP9 million) on net liabilities of EUR9 million (GBP6 million) under Portuguese GAAP. Under UK GAAP, comparable numbers for profit before tax would have been approximately EUR65 million (GBP43 million) on net assets of EUR 130 million (GBP87 million). Turbogas has long-term non-recourse debt of EUR488 million (GBP325 million), financed by a syndicate of Portuguese and international banks.

     The Turbogas Acquisition will be financed through a combination of existing cash and liquid resources and the proceeds of the Rights Issue.

4.   Update on ANP

     On 30 July 2004 International Power announced that it had successfully restructured and refinanced the $879 million (GBP488 million) non-recourse term loan debt of its 4,050 MW merchant asset portfolio in the US.

     International Power will retain 100 per cent. equity ownership of the US merchant assets and, as part of the restructuring, International Power will invest new funds of $175 million (GBP97 million) into the US business. Of this amount, $100 million (GBP55 million) will be injected immediately to pay down debt, accrued interest and swap breakage costs. The remaining $75 million (GBP42 million) will be invested in two equal instalments in 2005 and 2006. Your Board believes that this investment of new funds meets the investment criteria of International Power.

     The maturity of the debt has been extended from 2006 to 2010, beyond the date of expected market recovery. Support from International Power for trading activity has been reduced to $100 million (GBP55 million) from $150 million (GBP83 million) previously. The restructured loan of $849 million (after the International Power paydown of $100 million, and after accrued interest, swap termination costs and fees totalling $70 million) has been split into two new tranches, Tranche A and Tranche B, of $450 million (GBP250 million) and $399 million (GBP222 million) respectively, with an interest "roll-up" on Tranche B. This arrangement results in a lower cash burden on the business, as interest payments on Tranche B can be rolled over until the assets generate sufficient cash flow to meet interest obligations.

     There are no scheduled principal payments in the facility. Adequate working capital has been secured as part of the restructured facilities. Overall, the financing agreement has been simplified and there are no financial covenants.

     International Power believes that its portfolio of modern and efficient plants is well placed to benefit from the forecast recovery in spark spreads in both its US regional markets of Texas and New England.

     In addition, ANP has signed a long term parts and services agreement with Alstom, to ensure that the operation of the portfolio is backed by a flexible and competitive source of parts and services.

5.   Current trading and dividend policy

     On 30 July 2004, International Power announced its half-year results to 30 June 2004. The announcement is reproduced in Part 5.

     The underlying market fundamentals in Texas and New England remain unchanged and we do not expect full market recovery until between 2007 and 2009. In the UK, higher power prices have been offset by higher fuel costs and we are not expecting a significant change in spark spreads for the remainder of 2004.

     The balance of our portfolio continues to perform well and we anticipate earnings per share for the full year at the upper end of our guidance range of 7p-9p (before the EPS adjustment following the proposed Rights Issue).

     The assumptions on which the above profit forecast is based, together with reports related thereto, are provided in Part 6 of this document.

     The Board recognises the need to reward Shareholders through regular and improving dividends. The Board will therefore be proposing the commencement of a dividend of 2.5p per ordinary share at the time of the full year results for 2004. This proposed dividend will be paid to shareholders in the summer of 2005. The Board intends to grow this dividend annually thereafter.

6.   Summary of the Rights Issue

     As announced on 30 July 2004, International Power is undertaking the Rights Issue to raise approximately GBP290 million (net of expenses) by the issue of 365,540,834 New Ordinary Shares at a price of 82 pence per New Ordinary Share. Under the terms of the Rights Issue, Qualifying Shareholders will be offered New Ordinary Shares on the basis of 33 New Ordinary Shares for every 100 Ordinary Shares held on the Record Date and so in proportion for any other number of Ordinary Shares held. The Issue Price represents a discount of 43 per cent. to the closing middle market price of 143 pence per Ordinary Share on 29 July 2004, being the day before the announcement of the Rights Issue, and a discount of 43 per cent. to the closing middle market price of 144.25 pence per Ordinary Share on 19 August 2004, being the last business day before the date of this document.

     Save in respect of rights over which Directors have given irrevocable undertakings, the Rights Issue is fully underwritten by Cazenove and Morgan Stanley. The Directors have given irrevocable undertakings to take up their rights under the Rights Issue in respect of all of their beneficial interests in Ordinary Shares.

     The New Ordinary Shares will, when issued and fully paid, rank equally in all respects with the existing issued Ordinary Shares, including the right to receive all dividends or distributions made, paid or declared after 30 July 2004. Details of the rights attaching to Ordinary Shares appear in the Company's articles of association, a description of which appears in paragraph 3 of Part 10 of this document. Entitlements to New Ordinary Shares will be rounded down to the nearest whole number, with fractional entitlements sold in the market (nil paid) for the benefit of International Power. Qualifying Shareholders with registered addresses in certain overseas jurisdictions may not be entitled to participate in the Rights Issue.

     The Rights Issue is conditional, amongst other things, upon:

o admission of the New Ordinary Shares to listing on the official list of the UK Listing Authority and to trading on the London Stock Exchange taking place not later than 8.00 am on 13 September 2004 or on such later date as International Power and the Underwriters may agree, not being later than 22 October 2004; and

o the Underwriting Agreement having become unconditional in all respects (save for the condition relating to Admission) before commencement of dealings in the New Ordinary Shares, nil paid, and not having been terminated in accordance with its terms prior to Admission. The termination rights of the Underwriters include the occurrence before Admission of, or reasonably likely prospect of, a material adverse change in (a) the results of operations, financial or trading position of the International Power Group or (b) the results of operations, financial or trading position of the assets in the EME Portfolio.

     The Rights Issue is not conditional on completion of the EME Portfolio Acquisition or on the completion of the Turbogas Acquisition and does not require approval from International Power's shareholders. In the unlikely event that either the Turbogas Acquisition or the EME Portfolio Acquisition does not complete, the Board's current intention is that any surplus capital raised from the Rights Issue will be invested in short term securities while the Board considers how best to return it to Shareholders. Any such return of capital may have adverse tax implications for Shareholders.

     Provisional Allotment Letters (in respect of Shareholders who hold their Ordinary Shares in certificated form) will be sent to Qualifying Shareholders and Nil Paid Rights will be enabled in CREST (in respect of those holding their Ordinary Shares in uncertificated form) at about the same time. The terms and conditions of the Rights Issue are further set out in Part 3 of this document.

7.   International Power Share Schemes

     The Directors will consider how outstanding options and awards granted under the International Power Share Schemes will be adjusted to take account of the Rights Issue, as provided for in the relevant scheme rules. Any such adjustments will be in accordance with the rules of the relevant scheme. Where the relevant International Power Share Scheme has been approved by the UK Inland Revenue, such adjustments will also be subject to its prior approval. Option holders do not have a right to participate in the Rights Issue under the International Power Share Schemes unless they have validly exercised their options before the Record Date.

     Details  of  the  number  of  Ordinary   Shares   under  option  under  the
International Power Share Schemes are set out in Part 10 of this document.

     The Company will write to participants in the International Power Share Schemes separately about any adjustments to their options and awards under those schemes.

8.   Taxation

     Information about United Kingdom and Irish taxation and the Rights Issue is set out in Part 9 of this document. If you are in any doubt as to your tax position or you are subject to tax in a jurisdiction other than the United Kingdom or Ireland, you should consult your own independent professional adviser without delay.

9.   Action to be taken

     If you are a Qualifying non-CREST Shareholder (other than with a registered address in the United States or the Excluded Territories) you have been sent a Provisional Allotment Letter setting out your entitlement to New Ordinary Shares and containing instructions on how to take up that entitlement under the Rights Issue.

     If you are a Qualifying CREST Shareholder no Provisional Allotment Letter is enclosed. Instead, if you are a Qualifying CREST Shareholder (other than with a registered address in the United States or the Excluded Territories) your CREST stock account is expected to be credited with your entitlement to Nil Paid Rights.

     If you sell or have sold or otherwise transferred all of your existing Ordinary Shares (other than ex-rights) in certificated form before the Ex-Rights Date, you should send this document and any accompanying documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, this document and the accompanying documents should not be sent in or into the United States or the Excluded Territories. Please refer to paragraph 7 of Part 3 of this document if you propose to send this document outside the United Kingdom or Ireland. If you sell or have sold or otherwise transferred Ordinary Shares (other than ex-rights) held in uncertificated form before the Ex-Rights Date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or have sold only part of your holding of existing Ordinary Shares, you are referred to the instructions regarding split applications in Part 3 of this document and in the Provisional Allotment Letter.

     The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedure for acceptance and payment is set out in Part 3 of this document. Details also appear in the Provisional Allotment Letters sent to Qualifying non-CREST Shareholders.

     The latest time for acceptance in respect of the Rights Issue will, unless otherwise announced to a Regulatory Information Service by the Company, be 11.00 am on 14 September 2004. Qualifying non-CREST Shareholders must return the Provisional Allotment Letter and cheque to Lloyds TSB Registrars to arrive as soon as possible and in any event before 11.00 am on 14 September 2004. Qualifying CREST Shareholders should refer to paragraph 4 of Part 3 of this document, which sets out the procedure for taking up rights.

     Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with the Rights Issue.

10.  Overseas Shareholders

     The attention of International Power Shareholders who have registered addresses outside the United Kingdom or Ireland, or who are citizens or residents of countries other than the United Kingdom or Ireland, and any person (including, without limitation, custodians, nominees and trustees) who has a
contractual  or  other  legal   obligation  to  forward  this  document  into  a
jurisdiction other than the United Kingdom or Ireland is drawn to the information which appears in the paragraph entitled "Overseas Shareholders" in paragraph 7 of Part 3 of this document.

     New Ordinary Shares have been provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders. However, subject to certain exceptions, neither this document nor the Provisional Allotment Letters will be sent to Qualifying Shareholders with registered addresses in the United States or the Excluded Territories. If a Provisional Allotment Letter is received by any person in the United States or the Excluded Territories, subject to certain exceptions, such person should not seek to take up his rights thereunder.

11.  Further information

     Your attention is drawn to the further information set out in Parts 2 to 10 inclusive of this document.

     Part 2 of this document answers some of the questions most often asked by shareholders about rights issues and the procedure for acceptance and payment.

     If you have any queries on the procedure for acceptance and payment, you should contact Lloyds TSB Registrars on 0870 600 3978 (or +44 1903 702 767 if you are dialling from outside the UK). For legal reasons, Lloyds TSB Registrars will only be able to provide information contained in this document and relating to your shareholding and will be unable to give advice on the merits of the Rights Issue or to provide financial or investment advice. Please note that calls may be monitored or recorded.

12.  Irrevocable undertakings

     The Directors have irrevocably undertaken to take up an aggregate of 111,696 New Ordinary Shares which represent the Directors' (and their connected persons') full pro rata entitlements under the Rights Issue.

Yours sincerely,

Chairman

                                        PART 2
              SOME QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

     The questions and answers set out in this Part 2 are intended to be in general terms only and, as such, you should read Part 3 of this document for full details of the action you should take. If you are in any doubt as to the action you should take, please consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act or, if you are taking advice in Ireland, is authorised or exempted pursuant to the Investment Intermediaries Act 1995 of Ireland or the Stock Exchange Act 1995 of Ireland.

     Traditionally, Ordinary Shares have been held in certificated form (that is, represented by share certificates). Now, many Ordinary Shares are held in uncertificated form (that is, through CREST). These questions and answers are split into sections. Section A below deals with general questions, and specific questions relating to Ordinary Shares in certificated form. Section B below deals with specific questions relating to Ordinary Shares held in uncertificated form (that is, in CREST).

     If you do not know whether your Ordinary Shares are in certificated or uncertificated form, or if you have additional questions about the Rights Issue, you should contact Lloyds TSB Registrars on the Shareholders Helpline on 0870 600 3978 (or +44 1903 702 767 if you are dialling from outside the UK). Please note that for legal reasons Lloyds TSB Registrars will only be able to provide information contained in this document and relating to your shareholding and will be unable to give advice on the merits of the Rights Issue or to provide financial or investment advice.

Section A: General Questions and Answers and Specific Questions and Answers for Shareholders with Share Certificates

What is a rights issue?

     Rights issues are a way for companies to raise money. They do this by giving their existing shareholders a right to buy new shares in the company in proportion to their existing shareholdings. This Rights Issue is an offer of 33 New Ordinary Shares for every 100 Ordinary Shares held at the close of business on 13 August 2004 (the Record Date for the Rights Issue).

     New shares are typically offered in a rights issue at a discount to the share price at the time the offer is made. Because of this discount, the right to buy the new shares is potentially valuable. In this Rights Issue, the Issue Price represents a discount of 43 per cent. to the closing middle market price of 143 pence per Ordinary Share on 29 July 2004, being the day before the announcement of the Rights Issue, and a discount of 43 per cent. to the closing middle market price of 144.25 pence per Ordinary Share on 19 August 2004, being the last business day before the date of this document.

     If you do not want to buy the New Ordinary Shares to which you are entitled, you can instead sell or transfer your rights to those New Ordinary Shares. This is referred to as dealing "nil paid".

Am I entitled to fractions of shares?

     Your entitlement is calculated by multiplying your existing holding of Ordinary Shares by 33/100. If the result is not a whole number, your entitlement will be rounded down to the nearest whole number, meaning that you will not receive a New Ordinary Share in respect of the fractional entitlement. The New Ordinary Shares representing the aggregated fractional entitlements of all International Power Shareholders will not be allotted to Qualifying Shareholders but will be sold for the benefit of the Company.

What are my options and what should I do with the Provisional Allotment Letter?

     With this document, Qualifying non-CREST Shareholders will have received a Provisional Allotment Letter (other than as set out below). This shows:

(i) in Box 1: the number of Ordinary Shares you held at the close of business on 13 August 2004 (the Record Date for the Rights Issue);

(ii) in Box 2: the number of New Ordinary Shares to which you are entitled; and

(iii) in Box 3: the amount you will need to pay if you want to take up your rights in full (i.e. if you wish to take up the number of New Ordinary Shares shown in Box 2).

     If you have a registered address in the United States or the Excluded Territories, you will not be sent a Provisional Allotment Letter save as provided in paragraph 7 of Part 3 of this document, to which you should refer.

(a)  If you want to take up all your rights

     If you want to take up all your rights to subscribe for the New Ordinary Shares to which you are entitled, you must send the Provisional Allotment Letter, together with your cheque for the full amount shown in Box 3, payable to "Lloyds TSB Bank plc-International Power Rights Issue" and crossed "A/C payee only", by hand (between normal business hours) or by post to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to arrive before 11.00 am on 14 September 2004. You can use the enclosed reply-paid envelope (in the UK only). Paragraph 3 of Part 3 of this document has full instructions on how to accept and pay for your New Ordinary Shares. Instructions are also set out in the Provisional Allotment Letter. You will be required to pay in full for all the rights you take up. A definitive share certificate will be sent to you for the New Ordinary Shares you buy.

     You will only need your Provisional Allotment Letter to be returned to you if you want to deal in your Fully Paid Rights. Your Provisional Allotment Letter will not be returned to you unless you tick Box 4 on page 1 of the Provisional Allotment Letter. A definitive share certificate will be sent to you for the New Ordinary Shares you take up.

(b)  If you do not want to take up your rights at all

     If you do not want to take up your rights at all, you do not need to do anything. If you do not return your Provisional Allotment Letter by 11.00 am on 14 September 2004, we have made arrangements under which the Underwriters will try to find investors to take up your rights and those of other International Power Shareholders who have not taken up their rights by then. If the Underwriters do find investors and are able to achieve a price of not less than the Issue Price and the related expenses of procuring those investors (including any applicable commissions and value added tax) you will be sent a cheque for your share of the amount of any premium (provided that this is GBP3 or more). Cheques are expected to be despatched by 24 September 2004 and will be sent to your address appearing on International Power's register of members (or to the first-named holder if you hold your shares jointly). If the Underwriters cannot find investors who agree to pay a price of not less than the Issue Price and related expenses, you will not receive any payment. The Company considers that it would be uneconomical to issue cheques of less than GBP3. These amounts will be retained for the benefit of the Company. Shareholdings in certificated and uncertificated form (i.e. in CREST) will be treated as being held by different persons for these purposes.

     Alternatively, if you do not want to take up your rights, you can sell or transfer your Nil Paid Rights (see paragraph (d) below).

(c)  If you want to take up some but not all of your rights

     If you want to take up some but not all of your rights and wish to sell some or all of those you do not want to take up, you should first apply to have your Provisional Allotment Letter split by completing Form X on page 4 of the Provisional Allotment Letter, and returning it to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX to be received by 3.00 pm on 10 September 2004, the last time and date for splitting Provisional Allotment Letters, nil paid, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. Once you have received these, you should then deliver the split Provisional Allotment Letter representing the New Ordinary Shares you wish to accept, together with your cheque, to Lloyds TSB Registrars to be received by 11.00 am on 14 September 2004, the last date and time for acceptance and payment in full. You will need the other Provisional Allotment Letter (representing the New Ordinary Shares you do not wish to take up) if you wish to sell those rights.

     If you want only to take up some of your rights (but not sell the rest yourself), you should complete Form X of the Provisional Allotment Letter and return it to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX with a cheque to pay for the appropriate number of shares, together with an accompanying letter indicating the number of Nil Paid Rights you wish to take up. In this case, the Provisional Allotment Letter and cheque or banker's draft must be received by Lloyds TSB Registrars by 3.00 pm on 10 September 2004.

(d)  If you want to sell all of your rights

     If you want to sell all of your rights, you should complete and sign Form X of the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and pass the entire letter to your stockbroker, bank manager or other appropriate financial adviser or to the transferee (provided that they are not in the United States or the Excluded Territories). Please ensure that you allow enough time so as to enable the person acquiring your rights to take all necessary steps in connection with taking up the entitlement prior to 11.00 am on 14 September 2004.

I understand that there is a period when there is trading in the Nil Paid Rights. What does this mean?

     If you do not want to buy the New Ordinary Shares being offered to you under the Rights Issue, you can instead sell or transfer your rights (called Nil Paid Rights) to those New Ordinary Shares and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing "nil paid". This means that during the Rights Issue offer period, you can either purchase Ordinary Shares (which will not carry any entitlement to participate in the Rights Issue) or you can trade in the Nil Paid Rights. See paragraph 3 of Part 3 of this document for more details.

How do I know if I am eligible to participate in the Rights Issue?

     If you have received a Provisional Allotment Letter then you should be eligible to participate in the Rights Issue (as long as you do not sell all of your Ordinary Shares before 23 August 2004 (the Ex-Rights Date)).

What if I have not received a Provisional Allotment Letter?

     If you have not received a Provisional Allotment Letter and do not hold your Ordinary Shares in CREST, this probably means that you are not eligible to participate in the Rights Issue. Some Qualifying Shareholders, however, will not have received a Provisional Allotment Letter, but may be able to participate in the Rights Issue, namely:

o    Qualifying CREST Shareholders (please see section B below);

o International Power Shareholders who bought Ordinary Shares before 23 August 2004 but were not registered as the holders of those Ordinary Shares at the close of business on 13 August 2004; and

o certain Overseas Shareholders who can prove that the offer under the Rights Issue can lawfully be made to them without contravention of any relevant legal requirements.

     If you have not received a Provisional Allotment Letter but think that you should have received one, please contact Lloyds TSB Registrars.

     Your ability to take up rights to New Ordinary Shares may be affected by the laws of the country in which you live and you should take professional advice about any formalities you need to observe. Qualifying Shareholders resident outside the United Kingdom or Ireland should refer to paragraph 7 of
Part 3 of this document.

What should I do if I sell or have sold or transferred all of my Ordinary Shares before 23 August 2004 (the "Ex Rights" Date)?

     Where you sell or have sold or transferred all of your Ordinary Shares before 23 August 2004, you should complete Form X on page 4 of the Provisional Allotment Letter and send the entire Provisional Allotment Letter together with this document to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer.

     If you sell or have sold or transferred only some of your holding before 23 August 2004, you will need to complete Form X on page 4 of the Provisional Allotment Letter and consult the stockbroker, bank or other appropriate financial adviser through whom you made the sale or transfer, before taking any action, with regard to the balance of the rights due to you.

How many New Ordinary Shares am I entitled to buy?

     If you are a Qualifying Shareholder you are entitled to 33 New Ordinary Shares for every 100 Ordinary Shares held on 13 August 2004, the Record Date (rounding down any fractional entitlements). Box 2 on page 1 of the Provisional Allotment Letter shows the number of New Ordinary Shares to which you are entitled under the Rights Issue.

If I buy  Ordinary  Shares after the Record Date for the Rights Issue (13 August
2004), will I be eligible to participate in the Rights Issue?

     If you buy Ordinary Shares after the Record Date but prior to 23 August 2004, the date the Ordinary Shares start trading ex-rights (that is, without the right to participate in the Rights Issue), you will be eligible to participate in the Rights Issue. If you buy Ordinary Shares on or after 23 August 2004, you will not be eligible in respect of those Ordinary Shares.

If I take up my rights, when will I receive my new share certificate?

     If you take up your rights under the Rights Issue, share certificates for the New Ordinary Shares are expected to be posted by 4 October 2004.

Will I be taxed if I take up or sell my rights or if my rights are sold on my behalf?

     If you are resident in the UK for tax purposes, you should not have to pay UK tax when you take up your rights, although the Rights Issue will affect the amount of UK tax you may pay when you sell your Ordinary Shares. However, you may be subject to taxation of chargeable gains on any proceeds you receive from the sale of your rights (unless, generally, the proceeds do not exceed GBP3,000 although in that case the amount of UK tax you pay when you sell your Ordinary Shares may be affected).

     Further information for Qualifying Shareholders who are resident in the UK or Ireland for tax purposes is contained in Part 9 of this document. Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult an appropriate professional adviser as soon as possible.

What if I want to sell the New Ordinary Shares I have paid for?

     Provided the New Ordinary Shares have been paid for and you have requested the return of the receipted Provisional Allotment Letter, you can transfer the Fully Paid Rights by completing Form X, the form of renunciation, on the back of the receipted Provisional Allotment Letter in accordance with the instructions set out on page 3 of the Provisional Allotment Letter until 11.00 am on 24 September 2004. See paragraph 3 of Part 3 of this document for more details.

     After that date, you will be able to sell your New Ordinary Shares in the normal way. However, the share certificate relating to your New Ordinary Shares is expected to be despatched to you by 4 October 2004. Pending despatch of such share certificate, instruments of transfer may be certified by Lloyds TSB Registrars against the register.

What if I am entitled to Ordinary Shares under an International Power Share Scheme?

     Participants in the International Power Share Schemes will be advised separately of any adjustments to their rights under the International Power Share Schemes.

What should I do if I live outside the UK or Ireland?

     Your ability to take up rights to New Ordinary Shares may be affected by the laws of the country in which you live and you should take professional advice about any formalities you need to observe. Shareholders resident outside the UK or Ireland should refer to paragraph 7 of Part 3 of this document.

Your attention is drawn to the terms and conditions of the Rights Issue in Part 3 of this document and (in the case of Qualifying non-CREST Shareholders) contained in the Provisional Allotment Letter.

Section B: General Questions and Answers for Shareholders with Ordinary Shares in CREST

How do I know if I am eligible to participate in the Rights Issue?

     If you are a Qualifying CREST Shareholder (save as mentioned below) Nil Paid Rights credited to your CREST stock accounts(s) will be enabled at 8.00 am on 23 August 2004. The stock account(s) credited will be the account(s) under the participant ID and member account ID that apply to your Ordinary Shares on the Record Date. If you are a CREST sponsored member, you should consult your CREST sponsor if you wish to check that your account has been credited with your entitlement to Nil Paid Rights. The CREST stock accounts of certain Overseas Shareholders with registered addresses outside the UK or Ireland will not be credited with Nil Paid Rights. Overseas Shareholders should refer to paragraph 7 of Part 3 of this document.

How do I take up my rights using the CREST system?

     If you are a Qualifying CREST Shareholder, you should refer to paragraph 4 of Part 3 of this document for details on how to take up and pay for your rights.

     If you are a CREST member, you can make a valid acceptance by ensuring that a Many-to-Many instruction has been inputted and has settled by 11.00 am on 14 September 2004.

     If your Ordinary Shares are held by a nominee or you are a CREST sponsored member you should speak directly to the stockbroker who looks after your shares or your CREST sponsor (as appropriate) who will be able to help you.

If I buy or have bought Ordinary Shares before 23 August 2004 (the date that trading in the Nil Paid Rights commences), will I be eligible to participate in the Rights Issue?

     If you buy or have bought Ordinary Shares before 23 August 2004, but were not registered as the holder of those Ordinary Shares at the Record Date for the Rights Issue (13 August 2004), you may still be eligible to participate in the Rights Issue. CRESTCo will raise claims in the normal manner in respect of your purchase and your Nil Paid Rights will be credited to your stock account(s) on settlement of those claims.

     You will not be entitled to Nil Paid Rights in respect of any Ordinary Shares acquired on or after 23 August 2004, the Ex-Rights Date.

What should I do if I sell or have sold or transferred all or some of my Ordinary Shares before 23 August 2004?

     Where you sell or have sold or transferred all of your Ordinary Shares, you should send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer. A claim transaction in respect of that sale or transfer will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

How many New Ordinary Shares am I entitled to acquire?

     Your stock account will be credited with Nil Paid Rights in respect of the number of New Ordinary Shares to which you are entitled based on the number of Ordinary Shares you hold on the Record Date. You can also view the claim transactions in respect of purchases/sales effected after this date. If you are a CREST sponsored member, you should consult your CREST sponsor.

If I take up my rights, when will New Ordinary Shares be credited to my CREST stock account(s)?

     If you take up your rights under the Rights Issue, New Ordinary Shares will be credited to the CREST stock account(s) in which you hold your Fully Paid Rights on 27 September 2004.

Your attention is drawn to the terms and conditions of the Rights Issue in Part 3 of this document.

                                     PART 3
                    TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1.   Terms and conditions of the Rights Issue

     365,540,834 New Ordinary Shares will be offered by way of rights to Qualifying Shareholders on the following basis and otherwise on the terms and conditions set out in this document (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter):

            33 New Ordinary Shares at 82 pence per New Ordinary Share
                     for every 100 existing Ordinary Shares

     held and registered in their name at the close of business on 13 August 2004 and so in proportion for any other number of Ordinary Shares then held.

     The New Ordinary Shares will, when issued and fully paid, rank equally in all respects with the existing issued Ordinary Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of this document.

     Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Entitlements to New Ordinary Shares will be rounded down and the aggregated fractions will not be allotted to International Power Shareholders but will, if possible, be sold in the market for the benefit of the Company. Accordingly, Qualifying Shareholders with fewer than 4 existing Ordinary Shares will not be entitled to any New Ordinary Shares.

     The New Ordinary Shares will be offered by way of rights to Shareholders resident in Ireland in accordance with Article 21 of Council Directive No. 89/298/EEC of 17 April 1989 as implemented in Ireland by the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland.

     The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom or Ireland is drawn to paragraph 7 of this Part 3.

     Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective on 23 August 2004 and that dealings in the New Ordinary Shares will commence, nil paid, at 8.00 am on that date.

     The Rights Issue is conditional upon:

(i) Admission becoming effective by not later than 8.00 am on 13 September 2004 (or such later time and date as the Underwriters and International Power may agree, not being later than 22 October 2004); and

(ii) the Underwriting Agreement otherwise having become unconditional in all respects prior to commencement of dealings in the New Ordinary Shares, nil paid.

     The existing Ordinary Shares are already admitted to CREST. Applications have been made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. CRESTCo requires International Power to confirm to it that certain conditions are satisfied before CRESTCo will admit any security to CREST. As soon as practicable after satisfaction of the conditions, International Power will confirm this to CRESTCo. It is expected that these conditions will be satisfied on Admission.

     Subject, inter alia, to the conditions referred to above being satisfied and save as provided in paragraph 7 (Overseas Shareholders) of this Part 3, it is expected that:

(a) Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such shareholders' entitlements to Nil Paid Rights, on 23 August 2004;

(b) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 23 August 2004, as soon as practicable after International Power has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied;

(c)  New  Ordinary  Shares  will  be  credited  to  relevant   Qualifying  CREST
Shareholders by 8.00 am on 27 September 2004; and

(d) share certificates for the New Ordinary Shares will be despatched to relevant Qualifying non-CREST Shareholders (at their own risk) by 4 October 2004.

     The Underwriters have agreed to underwrite the Rights Issue in accordance with the terms, and subject to the conditions, in the Underwriting Agreement. The Underwriting Agreement is conditional, inter alia, on commencement of trading in the Nil Paid Rights becoming effective by not later than 8.00 am on 13 September 2004 (or such later time and date as the Underwriters and
International Power may agree, not being later than 22 October 2004). The Underwriters have arranged sub-underwriting in relation to part of their underwriting commitment. The Company is mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. After careful consideration of the benefits to the Company, the Board, having taken advice, concluded that such a process would be unlikely to result in any significant benefit to the Company and would therefore not have been appropriate in connection with the Rights Issue. A summary of the Underwriting Agreement is set out in paragraph 8(b) of Part 10 of this document.

     All documents and cheques posted to or by Qualifying Shareholders and /or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

2.   Action to be taken-Introduction

     The action to be taken in respect of New Ordinary Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

     If you have received a Provisional Allotment Letter and are a Qualifying non-CREST Shareholder, please refer to paragraph 3 and paragraphs 5 to 9 of this
Part 3.

     If you hold your Ordinary Shares in CREST, please refer to paragraph 4 and paragraphs 5 to 9 of this Part 3 and to the CREST Manual for further information on the CREST procedures referred to below.

     CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

(a)  General

Each Provisional Allotment Letter will set out:

(i) the holding of existing Ordinary Shares on which the Qualifying non-CREST Shareholder's entitlement to New Ordinary Shares has been based;

(ii) the number of New Ordinary Shares which have been provisionally allotted to the Qualifying non-CREST Shareholder;

(iii) the procedures to be followed if the Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

The latest time and date for acceptance and payment in full will be 11.00 am on 14 September 2004.

(b)  Procedure for acceptance and payment

(i)  Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their entitlement must return the Provisional Allotment Letter, together with a cheque or other remittance, made payable to "Lloyds TSB Bank plc-International Power Rights Issue" and crossed "A/C payee only", for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional

Allotment Letter, by hand (during normal business hours only) or by post, to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX, so as to arrive as soon as possible and in any event so as to be received by not later than 11.00 am on 14 September 2004. A reply-paid envelope is enclosed for use within the UK only. If you post your Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery.

(ii) Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their rights and wish to sell some or all of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter and returning it by hand (during normal business hours only) or by post, to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX, so as to arrive, by 3.00 pm on 10 September 2004, the last date and time for splitting Nil Paid Rights, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. They should then deliver the split Provisional Allotment Letter representing the New Ordinary Shares they wish to accept, together with a cheque for the appropriate amount, payable to "Lloyds TSB Bank plc-International Power Rights Issue" and crossed "A/C payee only" so as to be received by 11.00 am on 14 September 2004, the last date and time for acceptance.

Holders of Provisional Allotment Letters who wish to take up some of their rights (but not sell the remainder), should complete Form X on page 4 of the Provisional Allotment Letter and return it by post or by hand (during normal business hours only) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX, together with a covering letter indicating the number of Nil Paid Rights to be taken up and a cheque or banker's draft to pay for the appropriate amount. In this case, the Provisional Allotment Letter and cheque or banker's draft must be received by Lloyds TSB Registrars by 3.00 pm on 10 September 2004.

(iii) Company's discretion as to validity of acceptances

If payment is not received in full by 11.00 am on 14 September 2004, the provisional allotment will be deemed to have been declined and will lapse. However, the Company may, with the agreement of the Underwriters, but shall not be obliged to, treat as valid (a) acceptances in respect of which remittances are received prior to 11.00 am on 14 September 2004 from an authorised person (as defined in section 31(2) of the Financial Services and Markets Act) specifying the number of New Ordinary Shares to be acquired and an undertaking by that person to lodge the relevant Provisional Allotment Letter duly completed in due course; and (b) acceptances received after 11.00 am on 14 September 2004 which bear a postmark prior to that time and date.

International Power may also (with the agreement of the Underwriters) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv) Payments

All payments must be in pounds sterling and cheques or banker's drafts should be made payable to "Lloyds TSB Bank plc-International Power Rights Issue" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies and must bear the appropriate sort code in the top right hand corner. Cheques drawn on most major high street banks and building societies in the United Kingdom will be satisfactory. If you are in any doubt, please contact Lloyds TSB Registrars on 0870 600 3978 (or +44 1903 702 767 if you are dialling from outside the UK). All documents and cheques sent through the post will be sent at the risk of the sender or drawer. Cheques or banker's drafts will be presented for payment upon receipt. International Power reserves the right to instruct Lloyds TSB Registrars to seek special clearance of cheques and banker's drafts to allow International Power to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments will accrue to the benefit of the Company. It is a term of the Rights Issue that cheques shall be honoured on first presentation and if any cheque or other remittance is presented for payment but not honoured by 11.00 am on 14 September 2004 any acceptance in respect of New Ordinary Shares to which such cheque or other remittance relates may be treated by the Company as invalid.

(c)      Money Laundering Regulations

If the value of your application exceeds EUR15,000 (the approximate equivalent of GBP10,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is to be made is not held within an institution that is authorised in the United Kingdom by the Financial Services Authority under the Financial Services and Markets Act or by the Building Societies Commission under the Building Societies Act 1986 or that is an EU authorised credit institution, as defined in the First Banking
Directive (77/780/EEC) as referred to in the verification of identity requirements of the Money Laundering Regulations, the Money Laundering Regulations will apply. Lloyds TSB Registrars is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the applicant) including, without limitation, any person who appears to Lloyds TSB Registrars to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty that the Money Laundering Regulations will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to Lloyds TSB Registrars such information as may be specified by Lloyds TSB Registrars as being required for the purpose of the Money Laundering Regulations. If Lloyds TSB Registrars, having (where time allows) consulted with the Underwriters and having taken into account their comments and requests, has by 11.00 am on 14 September 2004 determined pursuant to procedures maintained by it under the Money Laundering Regulations that evidence as to identity satisfactory to it has not been received in respect of any New Ordinary Shares which would otherwise be treated as taken up in accordance with the procedure for acceptance and payment set out in this document, Lloyds TSB Registrars may retain the relevant Provisional Allotment Letter and/or cheque, banker's draft or other remittance relating to it and/or not enter the New Ordinary Shares to which it relates on the register of members or issue any share certificate in respect of them. If Lloyds TSB Registrars does not have a reasonable expectation that such evidence is likely to be forthcoming within a reasonable period of time, then the acceptance will not be valid but will be without prejudice to the right of International Power to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Lloyds TSB Registrars to require verification of identity as stated above):

(i) Applicants are urged if possible to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

(a) write the applicant's name and address on the back of the building society cheque, banker's draft or other third party cheque and, in the case of an individual, record his date of birth against his name; and

(b) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

(ii) If an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

If you are making an application as agent for one or more persons and you are not a United Kingdom or EU regulated person or institution (e.g. a United Kingdom financial institution), irrespective of the value of the application, Lloyds TSB Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a United Kingdom or EU regulated person or institution.
                                       21

All enquiries in relation to the Provisional Allotment Letter should be addressed to Lloyds TSB Registrars on 0870 600 3978 (or +44 1903 702 767 if you are dialling from outside the UK).

(d)  Dealings in Nil Paid Rights

Dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 am on 23 August 2004. A transfer of Nil Paid Rights can be made by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the letter to the transferee.

(e)  Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and (in the case of Qualifying non-CREST Shareholders) the Provisional Allotment Letter, the Fully Paid Rights may be transferred by renunciation of the relevant fully paid Provisional Allotment Letter and lodging it, by hand (during normal business hours only) or by post, with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX, by not later than 11.00 am on 24 September 2004, and delivery of the letter from Lloyds TSB Registrars to the transferee. To do this, a Qualifying non-CREST Shareholder will need to have his fully paid Provisional Allotment Letter returned to him after his acceptance has been effected by Lloyds TSB Registrars. However, fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 1 of the Provisional Allotment Letter.

After 24 September 2004, the New Ordinary Shares will be in registered form and transferable in the usual way (see paragraph 3(i) of this Part 3).

(f)  Renunciation and splitting of Provisional Allotment Letters

Qualifying non-CREST Shareholders who wish to transfer all the Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on page 4 of the Provisional Allotment Letter and passing the entire letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, it will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid, is 11.00 am on 24 September 2004.

If the holder of a Provisional Allotment Letter wishes to have only some of the New Ordinary Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or (if appropriate) Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be sent to, or lodged by hand (during normal business hours only) at, Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX to arrive not later than 3.00 pm on 10 September 2004, if nil paid, or 3.00 pm on 22 September 2004, if fully paid, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

International Power reserves the right to refuse to register any renunciation in favour of any person in respect of which International Power believes such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address outside the United Kingdom or Ireland.

(g) Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholders originally entitled, the renouncee or his agent(s) must complete Form Y (unless the renouncee is a CREST member who wishes to hold such shares in uncertificated form, in which case Form X and the CREST Deposit Form must be completed-see paragraph 3(h) of this Part
3) on the Provisional Allotment Letter and send the entire Provisional Allotment Letter, when fully paid, by hand (during normal business hours only) or by post to Lloyds TSB Registrars,

3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX to arrive not later than 11.00 am on 24 September 2004.

(h)  Deposit of Nil Paid Rights or Fully Paid Rights into CREST

The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certified form, that is, withdrawn from CREST. Subject as provided in the next following paragraph, normal CREST procedures apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the persons whose name(s) and address(es) appears on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows. Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS. In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that: (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS; and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional
Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The Consolidation Listing Form (on page 4 of the Provisional Allotment Letter) must not be used.

A holder of the Nil Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 am on 14 September 2004. In particular, having regard to processing times in CREST and on the part of Lloyds TSB Registrars, the latest time for depositing a renounced Provisional Allotment Letter, with the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 am on 14 September 2004) is 3.00 pm on 9 September 2004.

(i)  Issue of New Ordinary Shares in definitive form

Definitive share certificates are expected to be despatched by post by 4 October 2004 to accepting Qualifying non-CREST Shareholders or their renouncees at their registered address unless lodging agent details have been completed on page 4 of the Provisional Allotment Letter. After despatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer may be certified by Lloyds TSB Registrars against the register.

4. Action to be taken in relation to Nil Paid Rights and Fully Paid Rights in CREST

(a)  General

Subject as provided in paragraph 7 of this Part 3 in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his stock account in CREST of his entitlement to Nil Paid Rights on 23 August 2004. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason stock accounts of Qualifying CREST Shareholders cannot be credited by, or the Nil Paid Rights cannot be enabled by, 8.00 am on 23 August 2004, Provisional Allotment Letters shall, unless the Company and the
Underwriters agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may, with the consent of the Underwriters, be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. International Power will make an appropriate announcement to a Regulatory Information Service approved by the UK Listing Authority giving details of the revised dates but Qualifying CREST Shareholders may not receive any further written communication.

CREST members who wish to take up their entitlements in respect of, or otherwise to transfer, Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact the CREST Service Desk on 0845 9645 648 (+44 207 849 0199 if you are calling from outside the UK). If you are a CREST sponsored member you should consult your CREST sponsor if you wish to take up your entitlement, as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b)  Procedure for acceptance and payment

(i)  Many-to-Many instructions

CREST members who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

(A) the crediting of a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified in sub-paragraph 4(b)(ii) below, with the number of Nil Paid Rights to be taken up;

(B) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the CREST RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Lloyds TSB Registrars in sterling in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (A) above; and

(C) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph
(A) above.

(ii) Contents of Many-to-Many instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

o    the number of Nil Paid Rights to which the acceptance relates;

o    the participant ID of the accepting CREST member;

o the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

o the participant ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is 6RA29;

o the member account ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is RA907901;

o the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

o the amount payable by means of the CREST settlement bank payment obligation on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to in paragraph 4(b)(i) above;

o    the intended settlement date. This must be on or before 14 September 2004;

o the nil paid ISIN number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST;

o the fully paid ISIN number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST; and

o the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant Corporate Action details in CREST.

(iii) Valid acceptance

Nil Paid Rights will be validly taken up where an MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (ii) of this paragraph 4(b) above is made and either:

(A) the MTM instruction settles by not later than 11.00 am on 14 September 2004; or

(B)

(1) the MTM instruction is received by CRESTCo by not later than 11.00 am on 14 September 2004; and

(2) a number of Nil Paid Rights at least equal to the Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 11.00 am on 14 September 2004.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST manual) at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

(iv) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who validly takes up his rights in accordance with this paragraph 4(b) of Part 3 represents, warrants and undertakes to International Power that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 am on 14 September 2004 and remains capable of settlement at all times after that until 2.00 pm on 14 September 2004 (or until such later time and date as International Power may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 11.00 am on 14 September 2004 and at all times thereafter until 2.00 pm on 14 September 2004 (or until such later time and date as International Power may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

(v)  CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 am on 14 September 2004. In this connection, CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi) CREST member's undertaking to pay

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4(b) of this Part 3: (a) undertakes to pay to International Power, or procure the payment to
International Power of, the amount payable in sterling on acceptance in accordance with the above procedures or in such other manner as International Power may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual), the creation of an RTGS settlement bank payment obligation in sterling in favour of Lloyds TSB Registrars' RTGS settlement bank in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST members (or CREST sponsored member) to pay to International Power the amount payable on acceptance); and (b) requests that the Fully Paid Rights, and/or New Ordinary Shares, to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of International Power.

(vii) Company's discretion as to rejection and validity of acceptances

The Company may:

(A) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of Part 3. Where an acceptance is made as described in this paragraph 4(b) of this Part 3, which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 pm on 14 September 2004 (or by such later time and date as International Power has determined), International Power shall be entitled to assume, for the purposes of its right to reject an acceptance contained in paragraph 4(b) of this Part 3, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 4(b) of this Part 3 unless
International Power is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) for the failure to settle;

(B) with the agreement of the Underwriters, treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4(b) of this Part 3;

(C) with the agreement of the Underwriters, accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as International Power may determine;

(D) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Lloyds TSB Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction, either International Power or Lloyds TSB Registrars has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(E) with the agreement of the Underwriters, accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid

Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

(c)  Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a United Kingdom or EU regulated person or institution (e.g. a United Kingdom financial institution), then, irrespective of the value of the application, Lloyds TSB Registrars is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Lloyds TSB Registrars before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars any information Lloyds TSB Registrars may specify as being required for the purposes of the Money Laundering Regulations or the Financial Services and Markets Act. If Lloyds TSB Registrars, having (where time allows) consulted with the Underwriters and having taken into account their comments and requests, has by 11.00 am on 14 September 2004, determined pursuant to procedures maintained by it under the Money Laundering Regulations that evidence as to identity satisfactory to it has not been received in respect of any New Ordinary Shares which would otherwise be treated as taken up in accordance with the procedure for acceptance and payment set out in this document, Lloyds TSB Registrars may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If Lloyds TSB Registrars does not have a reasonable expectation that such evidence is likely to be forthcoming within a reasonable period of time, then Lloyds TSB Registrars will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of International Power to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d)  Transfers of Nil Paid Rights

Dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 am on 23 August 2004. A transfer of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 14 September 2004.

(e)  Transfers of Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions of this document, and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 24 September 2004. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 24 September 2004.

After 24 September 2004, the New Ordinary Shares will be registered in the name(s) of the person(s) entitled to them in International Power's register of members and will be transferable in the usual way (see paragraph 4(g) of this Part 3).

(f)  Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 pm on 8 September 2004, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 am on 14 September 2004. You are recommended to refer to the CREST manual for details of such procedures.

(g)  Issue of New Ordinary Shares in definitive form in CREST

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 24 September 2004 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Ordinary Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on that date. Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with the entitlements to New Ordinary Shares with effect from the next business day (expected to be 27 September 2004).

(h)  Right to allot/issue in certificated form

Despite any other provision of this document, International Power reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

5. Procedure in respect of Rights not taken up (whether certificated or in CREST)

     If an entitlement to New Ordinary Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters will, as agents for International Power, endeavour to procure, for all (or as many as reasonably practicable) of those New Ordinary Shares not taken up, subscribers from whom an amount can be obtained per share which is at least equal to the total of the Issue Price and the expenses of procuring the relevant subscribers (including any applicable commissions and value added tax), such subscribers to be found by not later than 5.00 pm on the second business day after 14 September 2004.

     Notwithstanding the above, each Underwriter is not obliged to endeavour to procure any such subscribers if it is of the opinion that it is unlikely that any such subscribers can be so procured at such a price and by such a time. If and to the extent that subscribers cannot be procured on the basis outlined above, the Underwriters shall procure subscribers or themselves subscribe at the Issue Price for the New Ordinary Shares not taken up in accordance with the terms of the Underwriting Agreement.

     Any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any commissions and value added tax) shall be paid (subject as provided in this paragraph 5):

(i) where the provisional allotment was, at the time it lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(ii) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii) where an entitlement to New Ordinary Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

     New Ordinary Shares for which subscribers are procured on this basis will be allotted to the subscribers and any aggregate premium (being the amount paid by the subscribers after deducting the Issue Price and the expenses of procuring the subscribers including any applicable commissions and value added tax) will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments save that, if the net proceeds due to any person are less than GBP3, the proceeds may be retained for the benefit of the Company. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

     Any transactions undertaken pursuant to paragraph 5 of this Part 3 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, the Underwriters or any other person procuring the subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms of or timing of the subscription or any failure to procure subscribers. Cheques for the amount due to non-accepting Qualifying Shareholders will be sent, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of a settlement bank payment in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

6.   Taxation

     Information on taxation in the United Kingdom and Ireland with regard to the Rights Issue is set out in Part 9 of this document. International Power Shareholders who are in any doubt as to their position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.

7.   Overseas Shareholders

     The attention of Overseas Shareholders is drawn to the following in connection with the Rights Issue:

(a)  General

     THE OFFER OF NEW ORDINARY SHARES TO PERSONS RESIDENT IN, OR WHO ARE CITIZENS OF, COUNTRIES OTHER THAN THE UNITED KINGDOM OR IRELAND MAY BE AFFECTED BY THE LAWS OF THE RELEVANT JURISDICTION. THOSE PERSONS SHOULD CONSULT THEIR PROFESSIONAL ADVISERS AS TO WHETHER THEY REQUIRE ANY GOVERNMENTAL OR OTHER CONSENTS OR NEED TO OBSERVE ANY OTHER FORMALITIES TO ENABLE THEM TO TAKE UP THEIR RIGHTS.

     Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights or Fully Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document and/or a Provisional Allotment Letter, if received, are sent for information purposes only and should not be copied or redistributed. No person receiving a copy of this document and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights or Fully Paid Rights to a stock account in CREST in any territory other than the United Kingdom or Ireland may treat the same as constituting an invitation or offer to him unless it would be legal to do so in the relevant jurisdiction. Save as set out below, no person in any territory other than the United Kingdom or Ireland should use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless in the relevant territory such an invitation or offer could lawfully be made to him and the Provisional Allotment Letter, Nil Paid Rights or Fully Paid Rights in CREST could lawfully be dealt with without contravention of any registration or other legal requirements.

     Persons (including, without limitation, custodians, nominees and trustees) receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same, or transfer Nil Paid Rights or Fully Paid Rights, to any person in or, citizen or resident of, or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory, or by their agent or nominee, he must not seek to take up the rights represented thereby or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between him and International Power. Any person who does forward this document or a Provisional Allotment Letter into any jurisdiction other than the United Kingdom or Ireland (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

     Any person (including, without limitation, custodians, nominees and trustees) outside the United Kingdom or Ireland wishing to take up his rights under the Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 of Part 3 are intended as a general guide only and any Overseas Shareholder who is in doubt as to his position should consult his professional adviser without delay.

     The Company (with the agreement of the Underwriters) may treat as invalid any acceptance or purported acceptance of the offer of New Ordinary Shares which appears to International Power or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulatory requirements of any jurisdiction or if it believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of share certificates for New Ordinary Shares in or, in the case of a credit of New Ordinary Shares in CREST, to a CREST member or CREST sponsored member whose registered address would be in the United States or the Excluded Territories or any other jurisdiction outside the United Kingdom or Ireland in which it would be unlawful to deliver such share certificates. The attention of Qualifying Shareholders with registered addresses in such jurisdictions or who are citizens or residents in such jurisdictions is drawn to paragraphs 7(b) and (c) of this Part 3 below.

     Despite any other provision of this document or the Provisional Allotment Letter, International Power reserves the right to permit any Qualifying
Shareholder who is an Overseas Shareholder to take up his rights if International Power in its absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

     Those Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraphs 3 (Qualifying non-CREST Shareholders) and 4 (Qualifying CREST Shareholders) above of this Part 3.

     The  provisions  of  paragraph  5 of this Part 3 will  apply  generally  to
Overseas   Shareholders   who  are  unable  to  take  up  New  Ordinary   Shares
provisionally allotted to them.

     Specific restrictions relating to certain jurisdictions are set out below.

(b)  United States

     None of the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares have been or will be registered under the US Securities Act, or under the applicable securities laws of any state of the United States. Accordingly, they may not be offered, sold, renounced or transferred directly or indirectly in or into the United States absent registration or an exemption from registration under, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable state securities laws. New Ordinary Shares taken up by, and New Ordinary Shares offered and sold to, QIBs within the United States in private placement transactions not involving a public offering will be "restricted securities" (as defined in Rule 144(a)(3) under the US Securities Act) and may not be deposited into any unrestricted depositary receipt facility, including the Company's current unrestricted American Depositary Receipt facility maintained by The Bank of New York, as depositary, unless at the time of deposit such New Ordinary Shares are no longer "restricted securities". In addition such New Ordinary Shares may not be reoffered, resold, pledged or otherwise transferred, except (a) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S under the US Securities Act, (b) to another QIB in a private transaction not involving a public offering exempt from registration under the US Securities Act, (c) pursuant to an exemption from registration under the US Securities Act provided by Rule 144 thereunder (if available), or any other exemption from the registration requirements of the US Securities Act, subject to the delivery to the Company of an opinion of counsel (and of such other evidence as the Company may reasonably require) that such transfer or sale is in compliance with the US Securities Act, or (d) pursuant to an effective registration statement under the US Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Each QIB taking up New Ordinary Shares under the Rights Issue or purchasing New Ordinary Shares within the United States in private placement transactions not involving a public offering will be required to execute an investor representation letter in a form reasonably satisfactory to International Power.

     Accordingly, no prospectus or Provisional Allotment Letter in relation to the New Ordinary Shares will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, any Shareholder with a registered address in the United States unless such Shareholder satisfies the Company that a relevant exemption is available. The Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares are not being offered by the Company in the United States except to QIBs in transactions that are exempt from the registration requirements of the US Securities Act ("Eligible US Holders"). Any New Ordinary Shares not taken up under the Rights Issue will be available for subscription and may be offered and sold (i) within the United States to QIBs in private placement transactions not involving a public offering, and (ii) outside of the United States in offshore transactions in accordance with Regulation S under the US Securities Act.

     The provisions set out in paragraph 5 of this Part 3 will apply to the rights of Shareholders with registered addresses in the United States unless they take up their Nil Paid Rights pursuant to a relevant exemption, having satisfied the Company that they are an Eligible US Holder that is acquiring the New Ordinary Shares pursuant to an exemption from the registration requirements of the US Securities Act.

(c)  The Excluded Territories

     Due to restrictions under the securities laws of the Excluded Territories, no Provisional Allotment Letter in relation to the New Ordinary Shares will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Shareholders with registered addresses in, and the New Ordinary Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, subject to certain exceptions, no offer of New Ordinary Shares is being made by virtue of this document into the Excluded Territories.

     Shareholders and beneficial owners who believe that they hold on behalf of persons eligible under such an exception should contact Lloyds TSB Registrars on 0870 600 3978 (or +44 1903 702 767 if dialling from outside the UK) to determine whether and how such persons may participate.

     The New Ordinary Shares may only be offered in the Netherlands as part of their initial distribution or as part of any re-offering and this document may only be distributed and circulated, and any offer of these New Ordinary Shares shall only be announced in writing (whether electronically or otherwise), in the Netherlands to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organisations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities.

     Notwithstanding the foregoing, if a Shareholder with a registered address in, or resident in, any of the Excluded Territories can demonstrate to the satisfaction of the Company and the Underwriters that receipt, or acceptance, of the offer in such jurisdiction will not breach local securities law then the Company in its absolute discretion may either arrange for them to be sent a Provisional Allotment Letter if he is a Qualifying non-CREST Shareholder or, if he or she is a Qualifying CREST Shareholder, arrange for Nil Paid Rights to be credited to the relevant CREST stock account.

     The provisions set out in paragraph 5 of this Part 3 will apply to the rights of Shareholders with registered addresses in the Excluded Territories that are not taken up.

(d) Overseas territories other than the United States and the Excluded Territories.

     Prospectuses and Provisional Allotment Letters will be sent to Overseas Shareholders other than those Overseas Shareholders who have registered addresses in the United States or the Excluded Territories and Nil Paid Rights will be credited to the CREST stock accounts of Overseas Shareholders who hold their shares in CREST other than those Overseas Shareholders who have registered addresses in the United States or the Excluded Territories. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part 3 will apply.

     This document and the documents that accompany it do not constitute a public offering of securities within the meaning of Section 1 of the German Sales Prospectus Act (Verkaufsprospektgesetz) (the "VerkProspG"). This document and any accompanying documents are being distributed only to a restricted circle of persons within the meaning of Section 2 of the VerkProspG. If you are resident in Germany and have received this document from a person other than the Company, then (a) you are not the intended recipient and you should not base any investment decision on this document or any accompanying document; (b) you may not copy this document or any accompanying document nor may you distribute or otherwise disseminate the information contained in it or in any accompanying document; and (c) you are advised that any copying, distribution or dissemination of this document or any accompanying document is undertaken without the consent and contrary to the explicit directions of the Company. If you are resident in Germany and are not interested in Ordinary Shares, please either destroy this document and any accompanying documents or return it and them to the Company at its registered office.

     The New Ordinary Shares have not been and will not be offered, sold or distributed in Spain except in circumstances that do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations. Accordingly, the New Ordinary Shares will not be offered or marketed in Spain through promotional activities (as defined and construed under Spanish law) except in compliance with the requirements of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and Royal Decree 291/1992, of 27 March, on issues and public offerings of securities (Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Publicas de Venta de Valores), as amended and restated, and the decrees and regulations made thereunder. Neither this Prospectus nor the documents which accompany it have been registered with the Spanish Securities Market Commission (Comision Nacional del Mercado de Valores). Neither this Prospectus nor the documents which accompany it constitute the making of an offer to the public of the New Ordinary Shares for the purposes of applicable Spanish securities laws and regulations.

     Persons resident in, or who are citizens of, countries other than the United Kingdom or Ireland should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

     If you are in any doubt as to your eligibility to accept the offer of New Ordinary Shares, you should contact your professional adviser immediately.

(e)  Representations and warranties relating to Overseas Shareholders

(i)  Qualifying non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Ordinary Shares comprised therein represents and warrants to the Company that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter from within the United States or the Excluded Territories (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Ordinary Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States or the Excluded Territories or any territory referred to in (b) above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Ordinary Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Ordinary Shares into the United States or the Excluded Territories or any territory referred to in (b) above. The Company may (with the agreement of the Underwriters) treat as invalid any acceptance or purported acceptance of the allotment of New Ordinary Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it
(a) appears to the Company to have been executed in or despatched from the United States or the Excluded Territories or otherwise in a manner which may involve a breach of the laws or regulatory requirements of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States or the Excluded Territories for delivery of definitive share certificates for New Ordinary Shares (or any jurisdiction outside the UK or Ireland in which it would be unlawful to deliver such certificates), or (c) purports to exclude the warranty required by this paragraph 7(e)(i).

(ii) Qualifying CREST Shareholders

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4 of this Part 3 represents and warrants to the Company that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States or the Excluded Territories, (b) he is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Ordinary Shares, (c) he is not accepting on a non-discretionary basis for a person located in the United States or the Excluded Territories or any territory referred to in (b) above at the time the instruction to accept was given, and
(d) he is not acquiring New Ordinary Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Ordinary Shares into the United States or the Excluded Territories or any territory referred to in sub-paragraph (b) of this paragraph 7(e)(ii).

8.   Times and Dates

     The Company shall in its discretion and after consultation with its financial and legal advisers (and with the agreement of the Underwriters) be entitled to amend the dates on which Provisional Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall notify the UK Listing Authority, and make an announcement on a Regulatory Information Service approved by the UK Listing Authority, but Qualifying Shareholders may not receive any further written communication.

9.   Governing Law

     The terms and conditions of the Rights Issue as set out in this document and the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of England.

                                     PART 4
                       INFORMATION ON INTERNATIONAL POWER*

     International Power was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK's Central
Electricity Generating Board ("CEGB"), under the Electricity Act 1989. We demerged substantially all our UK businesses into Innogy Holdings plc ("Innogy") on 2 October 2000, effective as of 30 September 2000, and retained substantially all our international businesses. Our registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom.

     We are an international wholesale power generator and developer with interests in 12 countries across four continents. We commenced our international activities in 1992 when we led a consortium that purchased from Electricidad de Portugal the then-unfinished 600 MW Pego power station in Portugal. Since our demerger in October 2000 we have increased our international presence by building new generating assets in the United States, Oman and the United Arab Emirates ("UAE"), and through the acquisition of plants in Australia, the UAE and the United Kingdom. Our operating power plants have a total capacity of 17,498 MW gross or 11,210 MW net. We currently have further capacity of 6,060 MW gross, or 1,649 MW net under construction in Australia, the UAE, Malaysia and Saudi Arabia and are in the process of developing power projects in Italy. Our net capacity in operation and under construction is 12,859 MW. We generate electricity from gas, oil and coal. We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We sell much of the power we generate to single customers pursuant to fixed price long-term offtake agreements. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States and the United Kingdom, is sold to customers through competitive merchant markets.

     We are headquartered in London and, for reporting purposes, we organise our business into five segments: North America, Europe, the Middle East, Australia and the Rest of the World. We operate regional support offices in the United States, Australia, the United Kingdom and the UAE.

Facilities

     We have interests in power generation facilities in operation representing in aggregate 17,498 MW (gross) and 11,210 MW (net). In addition to generating electricity, some of our plants are cogeneration facilities that also produce steam, which we sell to industrial users and district heating schemes, while others, located in the Middle East, also act as plants for desalinating water.

     We sell the output either under the provisions of long-term PPAs or through direct sales into competitive markets in those countries where such a market exists.

     The proportion of output from power stations that we sell into a competitive market is exposed to price fluctuations in such markets. Our various trading operations can limit our exposure to a degree by entering into hedging contracts that fix the price at which we sell output over the period of the hedging contract.

     Fuel for power stations in which we have invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

     The table below sets out details in relation to our operating power plants and plants under construction.


                                                                                       Gross capacity MW  Net capacity(6) MW
                                                                                           heat desal(4)       heat desal(4)
                                                    Gross capacity  Net capacity MW      (MIGD)(5) steam     (MIGD)(5) steam
Plant                                         Fuel         MW power            power     (million lbs/hr)    (million lbs/hr)
Operating
North America
Hartwell, Georgia, USA....           Gas (OCGT(1))              310              155
Oyster Creek, Texas, USA..     Gas (Cogen/CCGT(2))              425              213               100 MW               50 MW
Hays, Texas, USA(3)(7)....              Gas (CCGT)            1,100            1,100
Midlothian I and II, Texas,
  USA(3)..................              Gas (CCGT)            1,650            1,650
Blackstone, Massachusetts,
  USA(3)..................              Gas (CCGT)              570              570
Milford, Massachusetts, USA             Gas (CCGT)              160              160
Bellingham, Massachusetts,
  USA(3)..................              Gas (CCGT)              570              570
North America total in
  operation...............                                    4,785            4,418               100 MW               50 MW
Europe
EOP, the Czech Republic(8)                Coal/Gas              585              580             1,945 MW            1,925 MW
Deeside, United Kingdom(9)              Gas (CCGT)              500              500
Rugeley, United Kingdom...                    Coal            1,050            1,050
Tejo Energia (Pego),
  Portugal................                    Coal              600              270
Uni-Mar (Marmara), Turkey.              Gas (CCGT)              480              160
Europe total in operation.                                    3,215            2,560             1,945 MW            1,925 MW
Middle East
Al Kamil, Oman(10)........              Gas (OCGT)              285              285                    -                   -
Arabian Power Company (Umm             Gas (CCGT)/
  Al Nar), UAE............            desalination              870              174             162 MIGD             32 MIGD
Middle East total in
  operation...............                                    1,155              459             162 MIGD             32 MIGD
Australia
Hazelwood, Victoria.......                    Coal            1,635            1,500
Synergen, South Australia.          Various (OCGT)              360              360
Pelican Point, South
  Australia...............              Gas (CCGT)              485              485
SEA Gas pipeline, South
  Australia(11)...........                                      n/a              n/a
Australia total in operation                                  2,480            2,345                    -                   -
Rest of World
HUBCO, Pakistan...........                     Oil            1,290              214
KAPCO, Pakistan...........          Gas/Oil (CCGT)            1,600              575
Malakoff, Malaysia(8).....           Gas (OC/CCGT)            2,863              529
Thai National Power (Pluak
  Daeng), Thailand........             Gas (Cogen)              110              110                20 MW               20 MW
Rest of World total in
  operation...............                                    5,863            1,428                20 MW               20 MW
Total in operation around                                                                        2,065 MW            1,995 MW
  the world...............                                   17,498           11,210             162 MIGD             32 MIGD

                                       35

                                                              Gross                                 Gross
                                                           capacity     Net capacity             capacity     Net capacity(6)
Plant                                         Fuel         MW power         MW power              MW heat             MW heat
Under construction
Arabian Power Company (Umm                     Gas
  Al Nar Expansion), UAE..     (CCGT)/desalination            1,550              310              25 MIGD              5 MIGD
                                               Gas
                               (CCGT)/desalination
Shuweihat S1, UAE.........                    MIGD            1,500              300             100 MIGD             20 MIGD
Tihama Power Generation
  Company, Saudi Arabia...             Gas (Cogen)            1,074              644          4.5m lbs/hr         2.7m lbs/hr
Malakoff, Malaysia(8).....                    Coal            1,890              349
Canunda, Australia........                    Wind               46               46
TOTAL under construction..                                    6,060            1,649 125 MIGD 4.5m lbs/hr 25 MIGD 2.7m lbs/hr

________________________________

Notes:

(1) Open cycle gas turbine. Turbines, generally fuelled by natural gas or diesel oil, are used to drive generators to produce electricity.

(2) Combined cycle gas turbine. Turbines, generally fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam, which in turn drives an additional turbine coupled to a generator.

(3) Capacity shown for these assets is the nameplate capacity.

(4) "desal" means desalination.

(5) "(MIGD)" means million imperial gallons per day.

(6) Net capacity-group share of gross capacity.

(7) The generation capacity at Hays, Texas was mothballed in January 2004.

(8) Gross capacity amounts shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.

(9) The 250 MW  mothballed  unit at Deeside  was  returned to service in October
2003.

(10) By way of an IPO in Oman we have offered 35 per cent. of the shares in Al Kamil. The IPO offer period is due to close on 25 August 2004.

(11) 687 km gas pipeline from Victoria to South Australia.

Construction and Development

     We currently have a range of power projects under construction and in development throughout the world. We have interests in power generation facilities under construction in the UAE, Saudi Arabia, Australia and Malaysia representing an aggregate capacity of 6,060 MW gross and 1,649 MW net. We also have power projects in development in the United States and Italy.

     In the Middle East, we commenced construction of the Shuweihat S1 power and water plant in Abu Dhabi during May 2002. Currently three gas turbines, two steam turbines and four multi-stage flash desalination units have been successfully commissioned. Once operational, the power and water output from the plant will be sold to the Abu Dhabi Water and Electricity Company ("ADWEC") under a 20-year offtake agreement. In April 2003, we acquired a 20 per cent. interest in the 850 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui & Co. Limited. We also own 70 per cent. of an operating company that operates and maintains the plant. Umm Al Nar sells its water and power to ADWEC under a 23-year offtake agreement. While operating the existing plant, we have also agreed to develop a new power and water plant adjacent to the existing plant. In July 2003, the consortium secured a US$ 1.77 billion non-recourse facility to fund the acquisition and the associated new plant construction project. The new plant will have an installed capacity of 1,550 MW and is currently expected to commence commercial operation in mid-2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation. In December 2003, we announced that, together with our partner Saudi Oger, we had entered into an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia. We will own 60 per cent. of the consortium investment vehicle and contribute a maximum equity investment of US$ 78 million. On 26 February 2004 we completed the US$ 510 million financing of these projects. These four plants are expected to commence operation during 2006 with a total capacity of 1,074 MW and be capable of producing 4.5 million lbs/hr of steam. These plants will provide all of their output of power and steam to Saudi Aramco pursuant to a 20-year offtake agreement.

     In Australia, we have commenced construction of our first wind power project, Canunda wind farm at Lake Bonney in South Australia. We expect to commence operation by early 2005. All of the power output from this generating facility will be sold to AGL (South Australia) Pty Ltd, a wholly owned subsidiary of The Australian Gas Light Company pursuant to a 10-year offtake agreement. In addition, we are completing phase 1 of the Westfield mine development at the open-cast coal mine adjacent to the Hazelwood power plant in Australia. We are currently engaged in an approval process for the next phase of the mine development (for coal reserves beyond 2009).

     In Italy, we have interests in a number of projects under development. Lastly, Malakoff made three acquisitions in Malaysia in 2003 and 2004. It acquired 100 per cent. of Prai Power, a 350 MW CCGT plant and 90 per cent. of the equity interest in Tanjung Bin, a 2,100 MW coal-fired plant currently under construction. In July 2004, Malakoff acquired a 40 per cent. interest in Kapar Energy, a 2,420 MW mixed fuel fired plant. All acquisitions are backed by long-term PPAs with Tenaga Nasional Berhad, Malaysia's leading utility.

Operation and Maintenance

     Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with our technical expertise and experienced personnel. In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan. Additionally, we have 70 per cent. and 45 per cent. interests in the operations companies for the Umm Al Nar and Pego power stations, respectively.

Trading Activities

     We have energy trading activities in the United States, the United Kingdom and in Australia. Our trading activities principally relate to supporting our merchant generating business, and we act as wholesale marketers rather than as pure financial traders. We aim to increase the return on our assets while hedging the market risk associated with the output of the plants. In support of this objective, and in order to obtain greater transparency to market pricing, we buy and sell electricity, gas and coal in those markets where we have merchant assets.

Employees

     The table below sets out the average number of employees of the Group employed for the year ended 31 December 2003.



                                                                                                                  Approximate
                                                                                                                    number of
                                                                                                                    employees
North America..............................................................................................               212
Europe.....................................................................................................               746
Middle East................................................................................................               342
Australia..................................................................................................               591
Rest of World..............................................................................................               362
Corporate and development..................................................................................               163
Total group employees......................................................................................             2,416

Regulation

     Our business is subject to extensive regulation by governmental agencies in each of the countries in which we operate. Regulation that applies specifically to our business generally covers three areas: regulation of energy markets; environmental regulation; and regulation of health and safety. The degree of regulation to which we are subject varies according to the country where a particular project is located, and may be materially different from one country to another.

Environment, Health and Safety Review

     We believe that good environmental performance is critical to all aspects of our business. In our business of electricity generation, the key environmental issue is emissions to air, water and land. We aim to limit these emissions within strictly defined levels, ensuring compliance with government regulations in the countries in which we operate.




__________________________

* The information in this section does not take into account the changes which will result from completion of the Contemplated Transactions.

                                     PART 5
                     INTERIM RESULTS OF INTERNATIONAL POWER

     The following is the full text of the announcement made on 30 July 2004 by International Power of its unaudited interim results for the six months ended on 30 June 2004.

     "(London-30 July 2004) International Power today announces its financial results for the six month period ended 30 June 2004 and reports on key developments in the year to date.

     Sir Neville Simms, Chairman of International Power, said "Our good performance in the first half means that we now expect to deliver full year earnings at the upper end of our guidance range. I am also delighted to announce the successful refinancing of the US debt facility and the earnings enhancing acquisition of Edison Mission Energy's international generation portfolio.

     We are also announcing today a fully underwritten rights issue to raise net proceeds of GBP291 million to maintain an appropriate capital structure following the acquisitions of the EME Portfolio and Turbogas in Portugal. Reflecting the underlying strengths and prospects of the business, the Board intends to propose a dividend of 2.5p per share at the time of the 2004 full year results."

Significant achievements year to date

o    ANP debt refinanced, maintained full access to recovery in US markets

o    Signed agreement to acquire 990 MW Turbogas plant in Portugal

o    Acquisition of EME's international generation portfolio of 3.8 GW Net

o    Announcement of rights issue to raise net proceeds of GBP291 million

H1 Financial highlights

o    Pre-exceptional PBIT up 8.7 per cent. to GBP150 million

o    Pre-exceptional EPS of 5.2p

o    Gearing 43.4 per cent.; Debt capitalisation 30.2 per cent.


                                                                                                             Six months ended
                                                                                                                  30 June
Financial Summary                                                                                              2004      2003
                                                                                                               GBPm      GBPm
Profit on ordinary activities before interest and tax
Excluding exceptional items............................................................................         150       138
Including exceptional items............................................................................         165       146
Profit on ordinary activities before tax
Excluding exceptional items............................................................................          87        88
Including exceptional items............................................................................          87        96
Earnings per share-Basic (EPS)
Excluding exceptional items............................................................................        5.2p      5.1p
Including exceptional items............................................................................        5.2p      5.8p
Operating cash flow from ordinary activities...........................................................         131       131

     For an analysis and explanation of exceptional items, please see note 3 to this statement. All subsequent references to H1 2004 financial performance are on a pre-exceptional basis (unless otherwise stated).

North America

     Due to low spark spreads in Texas and New England, the US business recorded a loss before interest and tax of GBP7 million, down from a profit before interest and tax of GBP1 million in the first half of 2003. Underlying market fundamentals in Texas and New England remain unchanged and we continue to expect market recovery between 2007 and 2009. Our contracted assets in the US, Hartwell and Oyster Creek, are performing well.
                                       38

     As  announced   separately   today,   the  $879  million  (GBP488  million)
non-recourse US debt facility, which was in default, has been successfully refinanced and International Power will retain full access to US market recovery. For further detail on the debt restructuring, please refer to the separate statement issued today.

Europe

     Profit before interest and tax in Europe increased 30 per cent. to GBP56 million from GBP43 million last year. This increase is attributable to a strong performance at EOP in the Czech Republic, which benefited from exceptionally cold weather and an extended heating season.

     In the UK, financial performance at Rugeley is up on last year, but spark spreads remain low due to higher fuel costs.

     In July, we signed an agreement with RWE Power AG to acquire a 75 per cent. shareholding in the 990 MW combined cycle gas turbine (CCGT) Turbogas power station in Portugal for EUR205 million (GBP137 million). Turbogas will be immediately earnings enhancing and will strengthen International Power's position in the Iberian market. Completion of this acquisition is conditional upon partner, lender and regulatory approvals.

Middle East

     Profit before interest and tax in the Middle East increased to GBP13 million from GBP6 million last year, principally driven by contributions from Umm Al Nar, which was acquired in the second half of 2003, together with the receipt of development fees for the four new Tihama Power (Saudi Aramco) cogeneration projects in Saudi Arabia.

     At Shuweihat in Abu Dhabi all the power and water units have now been installed and are currently undergoing performance testing. The plant is expected to achieve full commercial operation towards the end of the year. Construction of the 1,550 MW power and desalination extension to Umm Al Nar is well underway. In Saudi Arabia, construction has commenced at two of the four cogeneration sites.

     Al Kamil in Oman has, in accordance with the original project agreements with the Government of Oman signed in 2000, issued a prospectus to sell down 35 per cent. of our equity via an Initial Public Offering (IPO). If fully subscribed, the IPO is expected to generate net proceeds of approximately $15 million (GBP8 million).

Australia

     Our Australian assets generated profit before interest and tax of GBP61 million, up from GBP55 million last year, reflecting higher profitability at Hazelwood due to its favourable contractual position and the start of earnings contribution from the SEA Gas pipeline. Construction of the Canunda wind farm is on track with the first wind turbine expected to commence operation in early 2005.

Rest of the World

     Profit  before  interest  and tax  decreased  to GBP43  million  from GBP46
million   following  the   reduction  in  our   ownership   interest  at  HUBCO.
Profitability at Malakoff was up on last year reflecting its increased generation capacity, however this was offset by a weaker US$ that impacted earnings at our assets in Pakistan. In July, Malakoff announced the acquisition of 40 per cent. of the 2,420 MW Kapar Power Station, which increased Malakoff's total net capacity to 2,863 MW.

Interest

     The increase in the interest charge is primarily due to a one-off exchange gain on the retranslation of monetary assets in H1 2003, which had the effect of reducing the 2003 charge. We are now also incurring interest on our new investments in SEA Gas and Umm Al Nar. The interest charge in 2004 now includes KAPCO following the change to equity accounting.

Tax

     The effective tax rate is 28 per cent. compared to 32 per cent. last year, reflecting the benefit of the confirmation of various tax holidays and the settlement of a number of outstanding tax issues.

Summary balance sheet

     A summarised, reclassified Group balance sheet is set out below:


                                                                                              As at        As at        As at
                                                                                            30 June      30 June  31 December
                                                                                               2004         2003         2003
                                                                                               GBPm         GBPm         GBPm
Fixed assets
Intangibles and tangibles............................................................         2,023        2,562        2,049
Investments..........................................................................           548          500          538
                                                                                              2,571        3,062        2,587
Net current liabilities..............................................................          (96)         (81)         (90)
Provisions and creditors > one year..................................................         (233)        (278)        (243)
Net debt.............................................................................         (678)        (834)        (692)
Net assets...........................................................................         1,564        1,869        1,562
Gearing..............................................................................           43%          45%          44%
Debt capitalisation..................................................................           30%          31%          31%

     Net assets at 30 June 2004 have increased by GBP2 million since 31 December 2003. The profitability of the group of GBP58 million has been offset by exchange losses of GBP53 million reflecting the impact of foreign exchange on the net investment in foreign entities.

Cash Flow

     A summary of the Group cash flow is set out below:


                                                                                         Six months   Six months
                                                                                              ended        ended   Year ended
                                                                                            30 June      30 June  31 December
                                                                                               2004         2003         2003
                                                                                               GBPm         GBPm         GBPm
Operating profit/(loss)..............................................................            75           51        (279)
Impairment of plant-exceptional......................................................             -            -          404
Release of a guarantee on sale of Elcogas-exceptional................................          (11)            -            -
                                                                                                 64           51          125
Depreciation and amortisation........................................................            44           54          109
Movement in working capital and provisions...........................................          (22)         (34)         (50)
Dividends from JVs, associates and investments.......................................            45           60          101
Operating cash flow..................................................................           131          131          285
Capital expenditure-maintenance......................................................          (42)         (39)         (64)
Interest and tax.....................................................................          (48)         (47)         (96)
Refinancing charges written off-exceptional..........................................             -            -          (4)
Free cash flow.......................................................................            41           45          121
Capital expenditure-growth...........................................................          (81)         (37)         (57)
Other financial investment...........................................................          (27)            -          (9)
Compensation for long-term performance shortfalls....................................            13            -           56
Acquisitions and disposals-exceptional...............................................            17           21           35
Share buyback........................................................................             -          (6)         (13)
Foreign exchange and other movements.................................................            51         (45)         (13)
Decrease/(increase) in net debt......................................................            14         (22)          120
Opening net debt.....................................................................         (692)        (812)        (812)
Closing net debt.....................................................................         (678)        (834)        (692)

     The Group generated free cash flow of GBP41 million despite a reduction in dividends reflecting strong operating profit performance. Capital expenditure (growth) to increase our operating capacity amounted to GBP81 million (2003:
GBP37 million) reflecting spend on Tihama Power (Saudi Aramco projects) and the Canunda windfarm in Australia. Other financial investment principally comprises scheduled investment on the SEA Gas pipeline in Australia.

Dividend Policy

     The Board recognises the need to reward shareholders through regular and improving dividends. The Board will therefore be proposing the commencement of a dividend of 2.5p per ordinary share at the time of the full year results for 2004. This proposed dividend will be paid to shareholders in the summer of 2005. The Board intends to grow this dividend annually thereafter.

Acquisition of Edison Mission Energy International Portfolio

     International Power also announced today that it has agreed to acquire, in a 70:30 partnership with Mitsui, the international generation portfolio of Edison Mission Energy (the "EME Portfolio") for a net cash consideration of approximately $2.2 billion (GBP1.2 billion).

     International Power's investment for its 70 per cent. stake will be $677 million (GBP376 million). The remainder of the consideration will be funded with ordinary and preferred equity from Mitsui and non-recourse debt.

     The EME Portfolio consists of 13 power generation projects with a total net generation capacity of 5.4 GW, located in 9 countries.

This Acquisition:

o has a highly complementary geographic fit with International Power's existing portfolio

o is expected to be significantly earnings enhancing in the first full year of ownership and to produce attractive rates of return

o improves quality of earnings, with 11 of the 13 acquired assets operating under long term contracts

     The acquisition is expected to complete late this year and is, inter alia, subject to International Power shareholder approval, regulatory approvals and project level consents.

     For further detail on the acquisition, please refer to the separate statement issued today.

Rights Issue

     In contemplation of our acquisition of Turbogas and the EME Portfolio, and in order to maintain an appropriate capital structure, International Power is today announcing the terms of a rights issue to raise GBP291 million net of expenses. For further detail on the rights issue, please refer to the separate statement issued today.

Outlook

     The underlying market fundamentals in Texas and New England remain unchanged and we do not expect full market recovery until between 2007 and 2009. In the UK, higher power prices have been offset by higher fuel costs and we are not expecting a significant change in spark spreads for the remainder of 2004.

     The balance of our portfolio continues to perform well and we anticipate earnings per share for the full year at the upper end of our guidance range of 7p-9p (before the EPS adjustment following the proposed rights issue).*

                             International Power plc
                      Consolidated Profit and Loss Account
                      For the six months ended 30 June 2004


                                             Excluding                    Including     Excluding                   Including
                                           exceptional    Exceptional   exceptional   exceptional   Exceptional   exceptional
                                                 items          items         items         items         items         items
                                   Note           2004           2004          2004          2003          2003          2003
                                                      Six months ended 30 June                  Six months ended 30 June
                                                  GBPm           GBPm          GBPm          GBPm          GBPm          GBPm
Turnover: Group and share of
  joint ventures and associates.       2           589             -            589           639             -           639
Less: share of joint ventures'
  turnover......................                  (73)             -           (73)          (74)             -          (74)
Less: share of associates'
  turnover......................                 (166)             -          (166)         (145)             -         (145)
Group turnover..................       2           350             -            350           420             -           420
Net operating costs.............       3         (286)            11          (275)         (369)             -         (369)
Operating profit................       2            64            11             75            51             -            51
Share of operating profit of:
Joint ventures..................                    23             -             23            19             -            19
Associates......................                    63             -             63            50             -            50
Income from investments.........                     -             -              -            18             -            18
                                       2            86             -             86            87             -            87
Operating profit and investment
  income........................                   150            11            161           138             -           138
Non-operating exceptional items.       3             -             4              4             -             8             8
Profit on ordinary activities
  before interest and taxation..       2           150            15            165           138             8           146
Net interest and similar
  charges
Group...........................       3          (42)          (15)           (57)          (32)             -          (32)
Joint ventures and associates...                  (21)             -           (21)          (18)             -          (18)
                                                  (63)          (15)           (78)          (50)             -          (50)
Profit on ordinary activities
  before taxation...............                    87             -             87            88             8            96
Tax charge......................                  (24)             -           (24)          (28)             -          (28)
Profit on ordinary activities
  after taxation................                    63             -             63            60             8            68
Minority interests-equity.......                   (5)             -            (5)           (3)             -           (3)
Profit for the financial period.                    58             -             58            57             8            65
Earnings per share
Basic...........................                  5.2p                         5.2p          5.1p                        5.8p
Diluted.........................                  5.2p                         5.2p          5.1p                        5.8p

                             International Power plc
                      Consolidated Profit and Loss Account
                       For the year ended 31 December 2003


                                                                                       Excluding                    Including
                                                                                     exceptional    Exceptional   exceptional
                                                                                           items          items         items
                                                                              Note          2003           2003          2003
                                                                                                Year ended 31 December
                                                                                            GBPm           GBPm          GBPm
Turnover: Group and share of joint ventures and associates..............         2         1,273              -         1,273
Less: share of joint ventures' turnover.................................                   (136)              -         (136)
Less: share of associates' turnover.....................................                   (285)              -         (285)
Group turnover..........................................................         2           852              -           852
Net operating costs.....................................................         3         (727)          (404)       (1,131)
Operating profit/(loss).................................................         2           125          (404)         (279)
Share of operating profit of:
Joint ventures..........................................................                      32              -            32
Associates..............................................................         3            95             35           130
Income from investments.................................................                      33              -            33
                                                                                 2           160             35           195
Operating profit/(loss) and investment income...........................                     285          (369)          (84)
Non-operating exceptional items.........................................         3             -             27            27
Profit/(loss) on ordinary activities before interest and taxation.......         2           285          (342)          (57)
Net interest and similar charges
Group...................................................................         3          (79)           (16)          (95)
Joint ventures and associates...........................................                    (32)              -          (32)
                                                                                           (111)           (16)         (127)
Profit/(loss) on ordinary activities before taxation....................                     174          (358)         (184)
Tax (charge)/credit.....................................................         3          (54)             26          (28)
Profit/(loss) on ordinary activities after taxation.....................                     120          (332)         (212)
Minority interests-equity...............................................                     (7)              -           (7)
Profit/(loss) for the financial year....................................                     113          (332)         (219)
Earnings/(loss) per share
Basic...................................................................                   10.2p                      (19.7)p
Diluted.................................................................                   10.1p                      (19.7)p

                             International Power plc
                           Consolidated Balance Sheet
                               As at 30 June 2004



                                                                                     30 June          30 June     31 December
                                                                      Note              2004             2003            2003
                                                                                        GBPm             GBPm            GBPm
FIXED ASSETS
Intangible assets...................................................                       1                2               1
Tangible assets.....................................................                   2,022            2,560           2,048
Investments.........................................................                     548              500             538
TOTAL FIXED ASSETS..................................................                   2,571            3,062           2,587
CURRENT ASSETS
Stocks..............................................................                      72               61              65
Debtors.............................................................                     150              153             160
Investments.........................................................                      63               63              70
Cash at bank and in hand............................................                     652              796             673
TOTAL CURRENT ASSETS................................................                     937            1,073             968
Creditors: amounts falling due within one year
Secured loans without recourse......................................       4           (525)            (225)           (531)
Other current liabilities...........................................                   (318)            (559)           (315)
Creditors: amounts falling due within one year......................                   (843)            (784)           (846)
NET CURRENT ASSETS..................................................                      94              289             122
TOTAL ASSETS LESS CURRENT LIABILITIES...............................                   2,665            3,351           2,709
Creditors: amounts falling due after more than one year (including
  convertible debt).................................................                   (877)          (1,209)           (909)
Provisions for liabilities and charges..............................                   (224)            (273)           (238)
NET ASSETS..........................................................                   1,564            1,869           1,562

CAPITAL AND RESERVES
Shareholders' funds-equity..........................................                   1,528            1,834           1,523
Minority interests-equity...........................................                      36               35              39
TOTAL EQUITY........................................................                   1,564            1,869           1,562
Net debt............................................................                   (678)            (834)           (692)
Gearing.............................................................                   43.4%            44.6%           44.3%
Debt capitalisation.................................................                   30.2%            30.9%           30.7%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.




_______________________

* The assumptions on which the above profit forecast is based, together with reports relating thereto, are provided in Part 6 of this document.

                             International Power plc
                        Consolidated Cash Flow Statement
                      For the six months ended 30 June 2004


                                                                                   Six months      Six months            Year
                                                                                        ended           ended           ended
                                                                                      30 June         30 June     31 December
                                                                         Note            2004            2003            2003
                                                                                         GBPm            GBPm            GBPm
Net cash inflow from operating activities.............................      5              86              71             184
Dividends received from joint ventures and associates.................                     45              42              68
Dividends received from fixed asset investments Ordinary..............                      -              18              33
Cash flow from ordinary operating activities..........................                    131             131             285
Returns on investments and servicing of finance
Ordinary..............................................................                   (36)            (37)            (84)
Exceptional...........................................................                      -               -             (4)
                                                                                         (36)            (37)            (88)
Taxation..............................................................                   (14)            (10)            (14)
Capital expenditure and financial investment
Purchase of tangible fixed assets.....................................                  (123)            (76)           (121)
Compensation for long-term contractual performance shortfalls.........                     13               -              56
Other financial investments-ordinary..................................                   (27)             (3)             (9)
Other financial investments-exceptional...............................                      -               -              11
                                                                                        (137)            (79)            (63)
Acquisitions and disposals-exceptional................................                     17              21              24
Net cash (outflow)/inflow before management of liquid resources and
  financing activities................................................                   (39)              26             144
Management of liquid resources........................................                      2            (14)            (20)
Financing activities
Share buyback.........................................................                      -             (6)            (13)
Debt financing........................................................                     22            (21)           (247)
Other financing.......................................................                      5               -               -
                                                                                           27            (27)           (260)
Decrease in cash in period............................................                   (10)            (15)           (136)

                             International Power plc
      Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
                      For the six months ended 30 June 2004


                                                                                 Six months       Six months             Year
                                                                                      ended            ended            ended
                                                                                    30 June          30 June      31 December
                                                                                       2004             2003             2003
                                                                                       GBPm             GBPm             GBPm
Decrease in cash in period................................................             (10)             (15)            (136)
Cash (inflow)/outflow from (increase)/decrease in debt financing..........             (22)               21              247
Cash (inflow)/outflow from (decrease)/increase in liquid resources........              (2)               14               20
Change in net debt resulting from cash flows..............................             (34)               20              131
Foreign exchange movement.................................................               42             (35)               11
Other non-cash movements..................................................                6              (7)             (22)
Movement in net debt in the period........................................               14             (22)              120
Net debt at the start of the period.......................................            (692)            (812)            (812)
Net debt at the end of the period.........................................            (678)            (834)            (692)


           Consolidated Statement of Total Recognised Gains and Losses
                      For the six months ended 30 June 2004

                                                                                 Six months       Six months             Year
                                                                                      ended            ended            ended
                                                                                    30 June          30 June      31 December
                                                                                       2004             2003             2003
                                                                                       GBPm             GBPm             GBPm
Profit/(loss) for the financial period....................................               58               65            (219)
Exchange differences on the retranslation of net investments (net of tax).             (53)               35               15
Total recognised gains and losses for the period..........................                5              100            (204)


            Reconciliation of Movements in Shareholders' Funds-Equity
                      For the six months ended 30 June 2004


                                                                                 Six months       Six months             Year
                                                                                      ended            ended            ended
                                                                                    30 June          30 June      31 December
                                                                                       2004             2003             2003
                                                                                       GBPm             GBPm             GBPm
Profit/(loss) for the financial period....................................               58               65            (219)
Other recognised gains and losses relating to the period (net)............             (53)               35               15
Share buyback.............................................................                -              (6)             (13)
Net addition to/(reduction from) shareholders' funds......................                5               94            (217)
Opening shareholders' funds...............................................            1,523            1,740            1,740
Closing shareholders' funds...............................................            1,528            1,834            1,523

                             International Power plc
                              Notes to the Accounts
                      For the six months ended 30 June 2004

1.   Basis of preparation

     The accounts for the six months ended 30 June 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF 38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

     The financial statements are unaudited but have been reviewed by the auditors and their report is set out below. These statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.

2.   Geographical segmental analysis


                                                                   Share of joint ventures
                                          Subsidiaries                  and associates                     Total
                                        Six months to                  Six months to                  Six months to
                                                        Year to                        Year to                        Year to
                                                             31                             31                             31
                                   30 June    30 June  December   30 June    30 June  December    30 June   30 June  December
                                      2004       2003      2003      2004       2003      2003       2004      2003      2003
                                      GBPm       GBPm      GBPm      GBPm       GBPm      GBPm       GBPm      GBPm      GBPm
Turnover
North America.................          85        187       344        33         37        70        118       224       414
Europe........................         123         95       239       104        124       235        227       219       474
Middle East...................          11         10        21        11          -        12         22        10        33
Australia.....................         118        116       224         4          -         -        122       116       224
Rest of World.................          13         12        24        87         58       104        100        70       128
                                       350        420       852       239        219       421        589       639     1,273
Profit/(loss) before interest
  and taxation (excluding
  exceptional items)
North America(1)(2)...........        (14)        (7)      (13)         7          8        15        (7)         1         2
Europe........................          22          4        38        34         39        65         56        43       103
Middle East...................           9          6        18         4          -         5         13         6        23
Australia.....................          57         55       101         4          -         -         61        55       101
Rest of World(3)..............           6          6         9        37         40        75         43        46        84
                                        80         64       153        86         87       160        166       151       313
Corporate costs...............        (16)       (13)      (28)         -          -         -       (16)      (13)      (28)
                                        64         51       125        86         87       160        150       138       285

_________________

Notes



(1) North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP2 million (six months ended 30 June 2003: GBP14 million; year ended 31 December 2003: GBP27 million).

(2) During the six months ended 30 June 2004, we also received GBP13 million (US$23 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

(3) With effect from 1 January 2004, we have reverted to equity accounting for our 36 per cent. stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.

3.   Exceptional items


                                                                                    Six months     Six months            Year
                                                                                         ended          ended           ended
                                                                                       30 June        30 June     31 December
                                                                                          2004           2003            2003
                                                                                          GBPm           GBPm            GBPm
Net operating exceptional items credited/(charged)
Release of a guarantee on sale of Elcogas.....................................              11              -               -
Impairment of US plant........................................................               -              -           (404)
Reversal of HUBCO impairment..................................................               -              -              35
Net operating exceptional items...............................................              11              -           (369)
Non-operating exceptional items credited
Profit on partial disposals of holding in HUBCO...............................               4              8              17
Profit on disposal of a Czech fixed asset investment..........................               -              -               7
Release of a provision raised for sale of Chinese operations..................               -              -               3
Non-operating exceptional items...............................................               4              8              27
Exceptional interest payable and similar charges
US swap termination costs.....................................................            (15)              -               -
Write off of unamortised financing charges....................................               -              -            (16)
Exceptional interest payable and similar charges..............................            (15)              -            (16)
Total exceptional items before attributable taxation..........................               -              8           (358)
Tax credit on exceptional items...............................................               -              -              26
Total exceptional items after attributable taxation...........................               -              8           (332)

4.   Secured bank loans without recours

     Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

     At 31 December 2003 and 30 June 2004, we were in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio. As these issues were not formally resolved and documented at 30 June 2004, the debt at ANP has been reported as current non-recourse debt in our accounts.

5. Reconciliation of operating profit to net cash inflow from operating activities


                                                                                    Six months     Six months            Year
                                                                                         ended          ended           ended
                                                                                       30 June        30 June     31 December
                                                                                          2004           2003            2003
                                                                                          GBPm           GBPm            GBPm
Operating profit/(loss).......................................................              75             51           (279)
Impairment charge.............................................................               -              -             404
Release of a guarantee on sale of Elcogas.....................................            (11)              -               -
                                                                                            64             51             125
Depreciation and amortisation.................................................              44             54             109
Movement in working capital...................................................            (21)           (31)            (43)
Movement in provisions........................................................             (1)            (3)             (7)
Net cash inflow from operating activities.....................................              86             71             184

6.   Annual Report and Accounts

     Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.

                             International Power plc
     Independent review report by KPMG Audit Plc to International Power plc
                      For the six months ended 30 June 2004

Introduction

     We have been engaged by the company to review the financial information set out on pages 42 to 48 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

     This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

     The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

     We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

     On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB

29 July 2004

                             International Power plc
                                Quarterly Results
                              For the quarter ended
                                  30 June 2004

                             International Power plc
                      Consolidated Profit and Loss Account
                       For the quarter ended 30 June 2004


                                             Excluding                    Including     Excluding                   Including
                                           exceptional    Exceptional   exceptional   exceptional   Exceptional   exceptional
                                                 items          items         items         items         items         items
                                    Note          2004           2004          2004          2003          2003          2003
                                                   Quarter ended 30 June                      Quarter ended 30 June
                                                  GBPm           GBPm          GBPm          GBPm          GBPm          GBPm
Turnover: Group and share of
  joint ventures and associates.       2           296              -           296           308             -           308
Less: share of joint ventures'
  turnover......................                  (31)              -          (31)          (31)             -          (31)
Less: share of associates'
  turnover......................                  (90)              -          (90)          (71)             -          (71)
Group turnover..................       2           175              -           175           206             -           206
Net operating costs.............                 (151)              -         (151)         (189)             -         (189)
Operating profit................       2            24              -            24            17             -            17
Share of operating profit of:
Joint ventures..................                     8              -             8             6             -             6
Associates......................                    34              -            34            23             -            23
Income from investments.........                     -              -             -            17             -            17
                                       2            42              -            42            46             -            46
Operating profit and investment
  income........................                    66              -            66            63             -            63
Non-operating exceptional items.       3             -              4             4             -             8             8
Profit on ordinary activities
  before interest and taxation..       2            66              4            70            63             8            71
Net interest and similar
  charges
Group...........................       3          (19)           (15)          (34)          (13)             -          (13)
Joint ventures and associates...                  (11)              -          (11)          (10)             -          (10)
                                                  (30)           (15)          (45)          (23)             -          (23)
Profit on ordinary activities
  before taxation...............                    36           (11)            25            40             8            48
Tax charge......................                   (9)              -           (9)          (13)             -          (13)
Profit on ordinary activities
  after taxation................                    27           (11)            16            27             8            35
Minority interests-equity.......                   (1)              -           (1)           (1)             -           (1)
Profit for the financial period.                    26           (11)            15            26             8            34
Earnings per share
Basic...........................                  2.4p                         1.4p          2.3p                        3.0p
Diluted.........................                  2.3p                         1.3p          2.3p                        3.0p


                             International Power plc
                           Consolidated Balance Sheet
                               As at 30 June 2004


                                                                                                         30 June      30 June
                                                                                                            2004         2003
                                                                                                            GBPm         GBPm
Fixed assets
Intangible assets.................................................................................             1            2
Tangible assets...................................................................................         2,022        2,560
Investments.......................................................................................           548          500
Total fixed assets................................................................................         2,571        3,062
Current assets
Stocks............................................................................................            72           61
Debtors...........................................................................................           150          153
Investments.......................................................................................            63           63
Cash at bank and in hand..........................................................................           652          796
Total current assets..............................................................................           937        1,073
Creditors: amounts falling due within one year
Secured loans without recourse....................................................................         (525)        (225)
Other liabilities.................................................................................         (318)        (559)
Creditors: amounts falling due within one year....................................................         (843)        (784)
Net current assets................................................................................            94          289
Total assets less current liabilities.............................................................         2,665        3,351
Creditors: amounts falling due after more than one year (including convertible debt)..............         (877)      (1,209)
Provisions for liabilities and charges............................................................         (224)        (273)
Net assets........................................................................................         1,564        1,869
Capital and reserves
Shareholders' funds-equity........................................................................         1,528        1,834
Minority interests-equity.........................................................................            36           35
Total equity......................................................................................         1,564        1,869
Net debt..........................................................................................         (678)        (834)
Gearing...........................................................................................         43.4%        44.6%
Debt capitalisation...............................................................................         30.2%        30.9%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

                             International Power plc
                        Consolidated Cash Flow Statement
                       For the quarter ended 30 June 2004

                                                                                                         Quarter      Quarter
                                                                                                           ended        ended
                                                                                                         30 June      30 June
                                                                                                            2004         2003
                                                                                                            GBPm         GBPm
Net cash inflow from operating activities.........................................................            27           40
Dividends received from joint ventures and associates.............................................            19           21
Dividends received from fixed asset investments-ordinary..........................................             -           17
Cash flow from ordinary operating activities......................................................            46           78
Returns on investments and servicing of finance
Ordinary..........................................................................................          (14)         (18)
Exceptional.......................................................................................             -            -
                                                                                                            (14)         (18)
Taxation..........................................................................................          (11)          (5)
Capital expenditure and financial investment
Purchase of tangible fixed assets.................................................................          (46)         (38)
Compensation for long-term contractual performance shortfalls.....................................             3            -
Other financial investments-ordinary..............................................................           (4)          (3)
                                                                                                            (47)         (41)
Acquisitions and disposals-exceptional............................................................            17           21
Net cash (outflow)/inflow before management of liquid resources and financing activities..........           (9)           35
Management of liquid resources....................................................................            17           12
Financing activities
Share buyback.....................................................................................             -          (6)
Debt financing....................................................................................            21           29
Other financing...................................................................................             5            -
                                                                                                              26           23
Increase in cash in period........................................................................            34           70

                             International Power plc
      Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
                       For the quarter ended 30 June 2004

                                                                                                         Quarter      Quarter
                                                                                                           ended        ended
                                                                                                         30 June      30 June
                                                                                                            2004         2003
                                                                                                            GBPm         GBPm
Increase in cash in period........................................................................            34           70
Cash inflow from increase in debt and lease financing.............................................          (21)         (29)
Cash inflow from decrease in liquid resources.....................................................          (17)         (12)
Change in net debt resulting from cash flows......................................................           (4)           29
Foreign exchange movement.........................................................................            18          (3)
Other non-cash movements..........................................................................             4          (4)
Movement in net debt in the period................................................................            18           22
Net debt at the start of the period...............................................................         (696)        (856)
Net debt at the end of the period.................................................................         (678)        (834)

           Consolidated Statement of Total Recognised Gains and Losses
                       For the quarter ended 30 June 2004

                                                                                                        Quarter       Quarter
                                                                                                          ended         ended
                                                                                                   30 June 2004  30 June 2003
                                                                                                            GBPm         GBPm
Profit for the financial period....................................................................           15           34
Exchange differences on the retranslation of net investments (net of tax)..........................         (25)         (18)
Total recognised gains and losses for the period...................................................         (10)           16

           Reconciliation of Movements in Shareholders' Funds - Equity
                       For the quarter ended 30 June 2004


                                                                                                         Quarter      Quarter
                                                                                                           ended        ended
                                                                                                    30 June 2004 30 June 2003
                                                                                                            GBPm         GBPm
Profit for the financial period....................................................................           15           34
Other recognised gains and losses relating to the period (net).....................................         (25)         (18)
Share buyback......................................................................................            -          (6)
Net (reduction from)/addition to shareholders' funds...............................................         (10)           10
Opening shareholders' funds........................................................................        1,538        1,824
Closing shareholders' funds........................................................................        1,528        1,834

                             International Power plc
                              Notes to the Accounts
                       For the quarter ended 30 June 2004

1.   Basis of preparation

     The accounts for the quarter ended 30 June 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

2.   Geographical segmental analysis


                                                                                          Share of joint
                                                                                           ventures and
                                                                       Subsidiaries          associates             Total
                                                                      Quarter ended        Quarter ended       Quarter ended
                                                                         30 June              30 June              30 June
                                                                      2004      2003      2004       2003      2004      2003
                                                                      GBPm      GBPm      GBPm       GBPm      GBPm      GBPm
Group turnover
North America.................................................          63       102        18         18        81       120
Europe........................................................          44        41        46         56        90        97
Middle East...................................................           8         3         5          -        13         3
Australia.....................................................          53        54         2          -        55        54
Rest of World.................................................           7         6        50         28        57        34
                                                                       175       206       121        102       296       308
Profit/(loss) before interest and taxation (excluding
  exceptional items)
North America(1)..............................................         (6)         2         3          4       (3)         6
Europe........................................................           6       (4)        13         15        19        11
Middle East...................................................           6         -         2          -         8         -
Australia.....................................................          22        21         2          -        24        21
Rest of World(2)..............................................           5         4        22         27        27        31
                                                                        33        23        42         46        75        69
Corporate costs...............................................         (9)       (6)         -          -       (9)       (6)
                                                                        24        17        42         46        66        63

________________________________

Notes

(1) North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP1 million (quarter ended 30 June 2003: GBP5 million).

(2) With effect from 1 January 2004, we have reverted to equity accounting for our 36 per cent. stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.

                             International Power plc
                              Notes to the Accounts
                       For the quarter ended 30 June 2004

3.   Exceptional items


                                                                                                            Quarter   Quarter
                                                                                                              ended     ended
                                                                                                            30 June   30 June
                                                                                                               2004      2003
                                                                                                               GBPm      GBPm
Non-operating exceptional items credited
Profit on partial disposals of holding in HUBCO........................................................           4         8
Exceptional interest payable and similar charges
US swap termination costs..............................................................................        (15)         -
Total exceptional items before attributable taxation...................................................        (11)         8
Tax on exceptional items...............................................................................           -         -
Total exceptional items after attributable taxation....................................................        (11)         8

4.   Annual Report and Accounts

     Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600."
                                       56

                                     PART 6
                            REPORT ON PROFIT FORECAST

                       Section A-Forecast and Assumptions

1.   Forecast

     In its interim results announcement for the six months ended 30 June 2004, dated 30 July 2004, International Power stated that:

     "we anticipate earnings per share for the full year at the upper end of our guidance range of 7p-9p (before the EPS adjustment following the proposed rights issue)".

     This statement, and its restatement in paragraph 5 of Part 1 of this document, constitutes a profit forecast for the purpose of the Listing Rules and, as required by the Listing Rules, is reported on below.

2.   Basis of preparation

     The profit forecast has been based on (i) the unaudited interim results of International Power for the six months ended 30 June 2004 and (ii) a forecast for the six months to 31 December 2004.

     The profit forecast has been prepared using the same accounting policies as those adopted for the year ended 31 December 2003 and for the interim results for the six months ended 30 June 2004. The profit forecast was made on the basis of underlying EPS, that is EPS excluding exceptional items and has been reported on as such.

     International Power is forecasting underlying EPS rather than statutory profit before tax as underlying EPS is the primary profit performance measure used by the Directors in their external reporting. The Directors believe that the exclusion of exceptional items aids the comparison of International Power's underlying performance.

     The profit forecast excludes any contribution from either the EME Portfolio Acquisition or the Turbogas Acquisition.

3.   Assumptions

     The profit forecast has been prepared on the basis of the following assumptions, which, other than where indicated, are factors outside the control or influence of the Directors:

o there will be no industrial disputes, civil unrest or emergencies, interference with or damage to assets by third parties, security periods or suspensions of any rights of International Power by reason of force majeure which in any case materially affect the business of International Power;

o there will be no significant changes in the economic or political conditions in the markets in which International Power operates, including legislation, Government regulation or other official policies or controls which have a material effect on International Power's business or on customers or suppliers;

o there will be no changes to legal, regulatory or contractual arrangements which materially affect the business of International Power;

o there will be no material changes in either direct or indirect taxation rates or in tariffs or levies;

o    there will be no material movement in inflation rates;

o there will be no material movement in exchange rates or interest rates to the extent that International Power's exposure is not hedged;

o    there will be no significant litigation;

o there will be no significant unplanned plant outages that will have a material impact on the forecast;

o there will be no significant changes in either United Kingdom accounting standards or any abstracts issued by the Urgent Issues Task Force of the Accounting Standards Board as they apply to International Power; and

o International Power will not complete any further material acquisitions or disposals beyond those already announced. This is under the control of the Directors.

                           Section B-Sponsors' Letter


International Power plc
Senator House
85 Queen Victoria Street
London
EC4V 4DP

                                                                  20 August 2004

Dear Sirs

International Power plc (the "Company")

     We refer to the Directors' forecast earnings per share guidance for the Company and its subsidiaries for the year ending 31 December 2004 (the "Forecast"), as set out in Section A of Part 6 of the prospectus of the Company dated 20 August 2004 (the "Prospectus") and to the assumptions in respect of the Forecast set out in Section A of Part 6 of the Prospectus.

     We have discussed the Forecast, together with the bases upon which it has been made, with you and KPMG Audit Plc. We have also considered the letter dated 20 August 2004 addressed to you and us from KPMG Audit Plc regarding the accounting policies and calculations underlying the Forecast.

     On the basis of these discussions, and having regard to that letter, we consider that the Forecast, for which the Directors of the Company are solely responsible, has been made after due and careful enquiry by the Company.

     This letter is being delivered to you pursuant to Rule 2.19 of the UKLA Listing Rules and may be included in the Prospectus solely for the purposes of that Rule. For the purposes of US securities laws, it should not be read to imply that we are "experts", that we have participated or otherwise been involved in the preparation of the Forecast or that the Forecast is directly attributable to us.

                                Yours faithfully

Morgan Stanley & Co. International Limited              Cazenove & Co. Ltd

                 Section C-Auditor's Opinion on Profit Forecast

The Directors
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

20 August 2004

Dear Sirs

International Power plc

     We have reviewed the accounting policies and calculations for the forecast earnings per share, that is earnings per share excluding exceptional items (together "the forecast") of International Power plc ("the Company") for the year ending 31 December 2004, set out on page 57 of a prospectus of the Company dated 20 August 2004 ("the Prospectus"). The directors are solely responsible for the forecast.

     The forecast includes results shown by unaudited Interim Results of the Company for the six months ended 30 June 2004.

     We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom.

     In our opinion the forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the directors set out on page 57 of the Prospectus and is presented on a basis consistent with the accounting policies adopted by the Company.

     The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion with respect to a forecast of attributable profit except in the context of minimum presentation guidelines with which the profit forecast presented herein does not comply. Consequently, under United States practice and standards, we are unable to express any opinion with respect to the profit forecast.

Yours faithfully

KPMG Audit Plc
                                       59

                                     PART 7
                  INFORMATION ON THE CONTEMPLATED TRANSACTIONS

     This Part 7 contains information concerning the EME Portfolio Acquisition and the Turbogas Acquisition. Section A contains a summary of the material agreements relating to the EME Portfolio Acquisition to which International Power is a party, including a summary of the EME Portfolio Acquisition Agreement. Section B contains a description of the EME Portfolio, including a description of the material commercial arrangements relating to the various projects that comprise the EME Portfolio. Section C contains certain financial information relating to the EME Portfolio. Section D contains information about the Turbogas Acquisition, including certain financial information concerning the Turbogas Group.

     The EME Portfolio Acquisition is subject to approval by Shareholders in general meeting in accordance with the requirements of Chapter 10 of the Listing Rules. International Power expects to despatch a circular to Shareholders containing a notice convening an EGM to consider and, if thought fit, to approve the EME Portfolio Acquisition in due course. The Turbogas Acquisition does not require the consent of Shareholders.

               Section A-Outline of the EME Portfolio Acquisition

1.   DESCRIPTION OF THE EME PORTFOLIO ACQUISITION AGREEMENT

The EME Portfolio Acquisition Agreement is dated 29 July 2004 and is made between EME and certain direct and indirect wholly-owned subsidiaries of EME, the LLP, International Power and Mitsui. The EME Portfolio Acquisition Agreement provides for the transfer of all of EME's direct and indirect interests in the EME Portfolio to the LLP. The obligations of the LLP under the EME Portfolio Acquisition Agreement are guaranteed by International Power and Mitsui on a 70:30 several basis.

The purchase price under the EME Portfolio Acquisition Agreement is $2.3 billion, subject to adjustments to reflect (i) distributions made by the EME Portfolio during the period from 1 January 2004 to closing, (ii) the net operating capital at closing of those entities within the EME Portfolio which are not Project Operating Companies (as defined in the EME Portfolio Acquisition Agreement) and (iii) certain administrative expenses allocated to the Project Operating Companies for the period between 1 January 2004 and closing. The distribution adjustment is subject to an agreed floor and the net operating capital adjustment is subject to an agreed cap; the final payment to EME following such adjustments is expected to be approximately $2.2 billion, payable in cash in US dollars at closing.

Closing of the EME Portfolio Acquisition Agreement is conditional, inter alia, on the approval of International Power Shareholders, the receipt of regulatory approvals and project level consents (including consents from lending banks and, in respect of certain of the projects in the EME Portfolio, the waiver of pre-emptive rights by the other shareholder(s) or partner(s) in such projects). The EME Portfolio Acquisition Agreement is also conditional upon all necessary consents having been received in respect of each of the Minimum Threshold Projects, namely Loy Yang B, Paiton, First Hydro, ISAB and EcoElectrica. Subject to the necessary consents being received in respect of the acquisition of those projects (and certain other conditions being and remaining satisfied), closing will take place in respect of these projects and the other projects within the EME Portfolio in respect of which the necessary consents have by then been obtained. Closing is expected to take place in late 2004 and in any event by 31 December 2004, although this date may be extended to not later than 31 January 2005 in certain limited circumstances, including where EME reasonably believes that such an extension would enable it to cure any event of default (or potential event of default) under a Financing Agreement related to a Minimum Threshold Project. Completion of the EME Portfolio Acquisition is also conditional upon no fact or condition having occurred since the date of the EME Portfolio Acquisition Agreement which has resulted in a Material Adverse Effect (as defined in the EME Portfolio Acquisition Agreement) in respect of any of the Minimum Threshold Projects or the EME Portfolio taken as a whole. The EME Portfolio Acquisition Agreement provides for a reduction in the aggregate purchase price payable to reflect the removal of any projects not to be purchased at closing as a result of a failure to obtain any required consents in respect of any such projects.

The EME Portfolio Acquisition Agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature, including indemnities in respect of certain pre-closing environmental liabilities, pre-closing tax liabilities and pre-closing intragroup debts. With certain limited exceptions, the warranties and indemnities in respect of certain pre-completion environmental liabilities shall expire on the fourth anniversary of closing, those in respect of pre-completion tax liabilities shall expire 60 days after the expiration of the applicable statutes of limitation and all other warranties shall expire 24 months after completion, unless in any such case notice of a claim shall have been given by such time. The maximum amount recoverable in respect of the warranties (other than those relating to tax) shall be 30 per cent. of the unadjusted aggregate purchase price, with any claims in respect of pre-closing environmental liabilities also being limited to the value attributed to the relevant project in the EME Portfolio Acquisition
Agreement. No claims for breach of warranty or in respect of pre-closing environmental liabilities may be brought unless and until the cumulative aggregate amount of all such losses exceeds $20 million and then only to the extent of any excess; in addition, no claim may be asserted in respect of pre-completion environmental liabilities unless and until the amount of all losses in respect thereof in relation to the project in question exceeds $5 million and then only to the extent of any excess.

The EME Portfolio Acquisition Agreement provides that the Board will recommend the EME Portfolio Acquisition to Shareholders, unless to do so would be in breach of the Directors' fiduciary duties. A fee of $15 million is payable by the Company to EME in the event that, in accordance with such duties, such recommendation is not made or is withdrawn. No such fee is payable in the event that Shareholders do not approve the EME Portfolio Acquisition, notwithstanding such recommendation.

2.   DESCRIPTION OF THE EME PORTFOLIO ACQUISITION FINANCING ARRANGEMENTS

2.1  Preference Share Subscription Agreement

2.1.1 Introduction

Mitsui Power Ventures Limited, Mitsui's wholly-owned subsidiary which is a partner in the LLP, has agreed, subject to execution of final documents, to subscribe for (or procure the subscription of) up to $300 million in Preference Shares in a wholly owned direct subsidiary of the LLP (the "Issuer"). The subscription proceeds will be used to assist with the financing of the Acquisition.

The principal terms of the Preference Shares and the anticipated terms of issue are described below:

2.1.2 Rights attaching to preference shares

The Preference Shares will be non-voting but carry a preferred dividend coupon of LIBOR plus 2 per cent. Dividend entitlements will cumulate if the Issuer does not have available profits to apply them at the end of each dividend period and will be paid in full on redemption of the Preference Shares. Dividends may only be paid subject to law and the terms of the Bridge Facility (as defined in paragraph 2.2 below).

Subject to (1) there being available cash to fund the redemption and (2) the intercreditor arrangements agreed with respect to the Bridge Facility, the Preference Shares will be redeemable at the election of Mitsui Power Ventures Limited (or other relevant shareholder) from the fourth anniversary of issue. Preference Shares may also be redeemed (subject to certain conditions and the terms of the Bridge Facility) if funds become available to the Issuer following a sale of certain assets. Preference Shares will only be transferable to wholly owned subsidiaries of Mitsui subject to certain conditions.

2.1.3 Put option

International Power (Impala) Limited, International Power's wholly-owned subsidiary which is a partner in the LLP, will grant Mitsui Power Ventures Limited a put option to sell to it 70 per cent. of the Preference Shares exercisable in certain circumstances, including where the Issuer fails to redeem the Preference Shares on maturity.

If International Power (Impala) Limited fails to pay the required purchase price on exercise of the put option then, subject to the Bridge Facility, the Issuer will be prohibited from making certain distributions to the LLP until full payment is made.

2.1.4 Other terms

Customary warranties will be given to the subscriber(s) and International Power will guarantee International Power (Impala) Limited's obligations to Mitsui.
Mitsui will guarantee Mitsui Power Ventures Limited's obligations under the Preference Share Subscription Agreement.

Mitsui will be entitled to a commitment fee for agreeing to make the subscription facility available.

2.2  Bridge Facility

2.2.1 Introduction

The LLP has entered into a senior secured bridge loan agreement (the "Bridge Facility") with Morgan Stanley Dean Witter Bank Limited, Credit Suisse First Boston and Lehman Brothers, Inc (as arrangers) and Morgan Stanley Senior Funding, Inc., (in its capacities as bridge agent and security agent), under which a bridge loan facility of up to $950 million is to be made available (directly or indirectly) to the LLP for the purposes of funding the consideration payable in respect of the EME Portfolio Acquisition and certain transaction costs relating to the EME Portfolio Acquisition and financing of the EME Portfolio Acquisition.

2.2.2 Term

The Bridge Facility is repayable during the term of the facility on the occurrence of certain events. On the maturity date, being the date falling 1 year after the first drawdown, if the Bridge Facility has not been repaid, subject to certain conditions, either: (i) each bridge lender will have the option to exchange the unpaid balance for rollover notes on terms set out in the Bridge Facility; or (ii) each bridge lender will be obliged to effectively extend the maturity of its bridge loan to the ninth anniversary of the maturity date.

2.2.3 Interest

In respect of the dollar denominated bridge loans, which will comprise approximately 80 per cent. of the facility, the interest rate will be a minimum of 11.00 per cent. for the first 3 month period, rising to a minimum of 11.50 per cent., 12.00 per cent. and 12.50 per cent. respectively at the end of each period of 3 months until the maturity date. In respect of the euro denominated bridge loans, the interest rate will be a minimum of 11.50 per cent. for the first 3 month period, rising to a minimum of 12.00 per cent., 12.50 per cent. and 13.00 per cent. respectively at the end of each period of 3 months until the maturity date.

2.2.4 Security arrangements

The obligations of the LLP under the Bridge Facility will be guaranteed by certain subsidiaries of the LLP upon their accession to the Bridge Facility prior to first drawdown. Share pledges will also be provided over the shares of these subsidiaries providing the guarantees in favour of Morgan Stanley Dean Witter Bank Limited (as security agent for the benefit of the finance parties under the Bridge Facility). Guarantees will also be given by certain companies in the EME Portfolio (to the extent legally permissible).

2.2.5 Other provisions

The Bridge Facility requires the LLP and other relevant obligors to observe certain covenants customary for facilities of this nature including, but not limited to: (i) financial covenants; (ii) obtaining and renewing all necessary consents, filings and authorisations relating to transaction documents; (iii) maintenance of corporate existence; (iv) maintenance of licences and authorisations; (v) compliance with applicable environmental and other laws;
(vi) payment of taxes; (vii) maintenance of insurance; (viii) maintenance of pensions; (ix) ensuring pari passu ranking of payment obligations under the Bridge Facility with other unsecured, unsubordinated debt; and (x) reporting requirements.

In addition, the Bridge Facility contains certain negative covenants customary for facilities of this nature which restrict the LLP and other relevant obligors from, amongst other things: (i) incurring additional indebtedness; (ii) granting liens; (iii) completing mergers and consolidations; (iv) disposing of assets through sale, transfer or otherwise; (v) making acquisitions and investments;
(vi) paying  dividends  and making  other  distributions  in respect of capital;
(vii) changing the general nature of its business; (viii) allowing the issuance of shares or securities of its subsidiaries; and (ix) allowing its subsidiaries to grant guarantees.
                                       62

The Bridge Facility also contains certain representations and warranties regarding the LLP and its subsidiaries.

The Bridge Facility contains certain customary events of default for a facility of this nature including but not limited to: (i) failure to pay any principal and interest when due; (ii) representations or warranties being false; (iii) failure to meet covenants; (iv) cross acceleration; (v) invalidity of guarantees; (vi) uninsured, unsatisfied judgement defaults; and (vii) insolvency and bankruptcy events.

2.3  Revolving Credit Facility

The LLP will also enter into a senior secured revolving credit facility agreement (the "Revolving Credit Facility") with Morgan Stanley Dean Witter Bank Limited, Credit Suisse First Boston and Lehman Brothers, Inc (as arrangers) and Morgan Stanley Senior Funding, Inc., (in its capacities as bridge agent and security agent), under which a bridge loan facility of up to $50 million is to be made available (directly or indirectly) to the LLP for working capital purposes, including the payment of interest under the Bridge Facility.

The Revolving Credit Facility will be on substantially the same terms as, and will benefit from substantially the same guarantees as, the Bridge Facility. The principal differences are: (1) drawings may be in sterling as well as US dollars and euros; (2) the interest rate will be LIBOR (or EURIBOR, as applicable) plus 200 basis points; (3) the maturity date will be 12 months after the closing date; and (4) there is a first ranking security over certain bank accounts held by the LLP.

3.   THE LLP

International Power and Mitsui have incorporated, through their wholly owned subsidiaries International Power (Impala) Limited and Mitsui Power Ventures Limited, the LLP to acquire, hold and operate the EME Portfolio. International Power's partnership interest in the LLP is 70 per cent. and Mitsui's partnership interest is 30 per cent. The capital will be contributed prior to completion of the EME Portfolio Acquisition in proportionate shares by the members by way of equity and/or subordinated loans.

International Power (Impala) Limited and Mitsui Power Ventures Limited's relationship as members of the LLP is governed by a partnership agreement (the "LLP Agreement"), the principal terms of which are outlined below.

3.1  Operation of the LLP

3.1.1 Introduction

The members and the board of the LLP will manage the LLP's business (the "Business") in accordance with agreed annual Business Plans and Management Plans (together, the "LLP Plans") and the terms of the LLP Agreement.

3.1.2 Members

The members shall procure that the board of the LLP shall be established which shall have the responsibility for the supervision and management of the LLP and the Business. Furthermore, certain key decisions are reserved for the members.

The members must jointly approve the annual accounts of the LLP and must also unanimously approve various members' reserved matters (to the extent that they are not already provided for in an LLP Plan) including:

o amendments to the LLP Agreement and financing arrangements for the Business;

o    material changes in the nature of the Business;

o    disposals of substantial assets of the Business; and

o    changes to the capital structure of entities within the Business.

All other decisions of the members which are not members' reserved matters are passed by a simple majority.
                                       63

3.1.3 LLP Board

The board of the LLP is made up of six directors, four of whom may be nominated and removed by International Power (Impala) Limited and two of whom may be nominated and removed by Mitsui Power Ventures Limited.

The board of the LLP is responsible for managing the Business in accordance with the LLP Plans and ensuring that information about the Business is provided to the members. In addition, to the extent that they are not already provided for in an agreed LLP Plan, which reflects the LLP's ordinary course of business, a resolution passed by directors appointed by members holding in aggregate not less than 75 per cent. of the total equity capital of the LLP is required to approve various reserved matters, including the:

o initiation and conduct of material legal proceedings in relation to the Business;

o approval of executive appointments and the terms and conditions of their employment;

o    approval of and material amendment to the LLP Plans;

o    the entry into any material contracts;

o    approval of material borrowings within the Business;

o    acquisition of interests in third parties;

o    grant of material security over the assets of the Business; and

o    entry into contracts with members and their associates.

All other board decisions of the LLP which are not reserved matters are passed by a simple majority. Each director has one vote.

3.1.4 Management

The day to day management of the LLP will be conducted by the executives appointed by the members pursuant to the terms of the LLP Agreement.
International Power (Impala) Limited has the right to nominate the Chief Executive Officer and the Regional Managers in London and Melbourne. Mitsui Power Ventures Limited may nominate the Chief Financial Officer and Deputy Regional Managers in London and Melbourne. Mitsui and International Power may also second staff to the EME Business under agreed arrangements.

3.2  Dealing in Partnership Interests

The members may transfer their interests in the LLP to third parties with the consent of the other member (such consent not to be unreasonably withheld where the transferee meets agreed criteria) and only after following the transfer procedures stated in the LLP Agreement. Under the transfer procedures, if a member wishes to sell any part of its interest in the LLP to a third party, then the other member has the right to exercise a pre-emption right to acquire that interest or require the other member to also sell a proportion of its own interest to the third party purchaser.

3.3  Parent Guarantees And Indemnity

International Power and Mitsui have each guaranteed the respective obligations of International Power (Impala) Limited and Mitsui Power Ventures Limited under the LLP Agreement.

3.4  Disputes

The members will attempt to resolve any disputes firstly in good faith between themselves and then by reference to senior executives at International Power and Mitsui. The dispute will be referred to arbitration if it remains unresolved (or to an expert for determination in the case of a technical dispute).

If a member is in default of the LLP Agreement it will be required to remedy the default and compensate the other member for its losses arising out of such default. In certain circumstances the defaulting member's voting rights may also be suspended during the continuance of a default.

The members have acknowledged that no breach of the LLP Agreement shall be considered so material as to give a member the right to rescind or terminate the LLP Agreement. A member may, however, pursue any claim it may have for losses it has suffered in respect of the default of the other member.

3.5  Winding Up

The LLP may be wound up with the consent of the members.

3.6  Governing law

The LLP Agreement is governed by English law.

                     Section B-Profile of the EME Portfolio

     Set out below is a summary of the EME Portfolio. Details of the EME Portfolio are also included in tabular form at the end of this section B.

1.   EUROPE

1.1  First Hydro

     The First Hydro project consists of two pumped storage stations in North Wales at Dinorwig and Ffestiniog which have a combined capacity of 2,088 MW. First Hydro was acquired by EME in 1995. Pumped storage stations consume electricity when it is comparatively less expensive in order to pump water for storage in an upper reservoir. Water is then allowed to flow back through turbines in order to generate electricity when its market value is higher. A wholly owned project company operates the facility. The Dinorwig station was commissioned in 1983 and has six units. The Ffestiniog station was commissioned in 1963 and comprises four units. First Hydro operates as a merchant facility and has three main sources of revenue: 1) selling power into the electricity trading market in England and Wales; 2) providing system ancillary services to National Grid Company plc, and 3) providing short term power or load reduction into the Balancing Mechanism where it is consistently one of the larger participants.



1.2  Derwent

     The EME Portfolio includes a 33 per cent. interest in Derwent Cogeneration Limited, which owns a 214 MW gas-fired cogeneration plant in Derby, England. Derwent sells electricity to SSE Energy Supply Limited, a subsidiary of Scottish and Southern Energy plc, under a PPA that expires in 2010 and sells steam to Acetate Products Limited under a steam supply contract that also expires in 2010. Commercial operation of the Derwent project began in 1995. Edison Mission Services Limited (to be acquired as part of the EME Portfolio) operates the project under an operating and maintenance ("O&M") agreement.

1.3  Doga

     The EME Portfolio includes an 80 per cent. interest in Doga Enerji, which owns a 180 MW gas-fired cogeneration plant near Istanbul, Turkey, referred to as the Doga project. Doga sells electricity to Turkiye Elektrik Ticaret ve Taahhut, A.S., commonly known as TETAS, under a PPA that expires in 2019. TETAS' payment obligations under the PPA are ultimately guaranteed by the Republic of Turkey. The project also provides district heating to an adjacent housing complex. Commercial operation of the Doga project began in 1999. A joint venture between the EME Portfolio company and its partner operates the project under an O&M agreement.

1.4  ISAB

     The EME Portfolio includes a 49 per cent. interest in ISAB Energy S.r.l., which in turn owns a 528 MW integrated gasification combined cycle power plant in Sicily, Italy. The partner in the project is ERG Power and Gas S.r.l., a subsidiary of ERG S.p.A. Commercial operation of the ISAB project began in April 2000. ISAB is a two-train gasification plant fed by asphalt integrated with a conventional combined-cycle power plant. As is the case with the Italian Wind project, ISAB sells electricity to Gestore Rete Transmissione Nazionale ("GRTN"), Italy's national grid operator, under a PPA that expires in 2020. The ISAB project is located adjacent to an oil refinery which provides heavy oil feedstock (asphalt) to the plant under a long term contract. A joint venture between the EME Portfolio company and its partner operates the project under an O&M agreement.

1.5  Italian Wind

     The EME Portfolio includes a 50 per cent. interest in 15 wind farm sites totalling 303 MW in Italy. The partner in the project is a private wind developer in Italy, who has wind projects under development internationally. The plants generate electricity from wind turbines, which is sold under fixed-price, long-term tariffs under the Italian CIP6/92 enhanced tariff structure for renewable energy production to GRTN. The project was constructed in phases with the first plants entering commercial operation in 2000. IVPC Gestione Srl. (an affiliate of the partner in the project) operates the project under an O&M agreement.

1.6  Spanish Hydro

     The EME Portfolio includes 18 run-of-the-river hydro-electric plants regionally dispersed in Spain totalling 84 MW. The Spanish Hydro project is made up of two operating companies-Iberica de Energias, S.L. ("Iberica") and Electro Megalurgica del Ebro, S.L. ("EMESL"). Iberica consists of 15 plants, totalling
48.3 MW, located in various regions of the country. EMESL consists of three hydro-electric plants totalling 35.7 MW, all located along the River Ebro within the province of Zaragoza, Aragon, in the northeast of Spain. The project sells electricity to Fuerzas Electricas de Catalunya, Iberdrola S.A. and Endesa S.A. at a legislated tariff and under concessions that have various expiration dates ranging from 2030 to 2065. All plants operate under long-term, exclusive water rights concessions from the Spanish government.

2.   AUSTRALIA

2.1  Loy Yang B

     Loy Yang B is a 940 MW net generating capacity (1,000 MW nameplate/gross capacity) coal-fired power station located in Traralgon, Victoria, Australia. The Loy Yang B project sells electricity to a centralised electricity pool, which provides for a system of generator bidding, central dispatch and a settlements system based on a clearing market for each half-hour of every day. Loy Yang B was constructed in phases, achieving commercial operation in 1993 and 1996. Loy Yang B is wholly owned and operated by companies in the EME Portfolio. The Loy Yang B project has entered into a hedge agreement with the State Electricity Commission of Victoria ("SECV"), which provides for the project to receive a fixed price, quarterly escalated for CPI, for the hedged portion of electricity in exchange for payment to the SECV of the spot price applicable to that portion. Approximately 77 per cent. of the generation through July 2014 is hedged with the SECV and from August 2014 to October 2016, the hedge drops to 55 per cent. of generation. A portion of the remaining output is also hedged through various short-term hedge contracts which expire on various dates through to 2006. The coal requirements of the Loy Yang B Project are supplied directly from an adjacent lignite open cut mine, operated and managed along with the adjacent 2,000 MW Loy Yang A power station, by Loy Yang A. Both the fuel and services (water supply, ash and waste disposal) are covered by contracts with Loy Yang A until 2047, with an option to extend.

2.2  Valley Power

     The EME Portfolio includes a 60 per cent. interest in Valley Power, a 300 MW gas-fired peaking plant located adjacent to the Loy Yang B coal-fired power plant site, which completed construction during 2002. The peaking units service peak demand within the National Energy Market of Eastern Australia and, specifically, within the State of Victoria by selling the output directly into the pool and by entering into financial contracts related to pool prices with a variety of generation and retail businesses. Valley Power has a cap contract for a significant portion of its output through 2011 with Loy Yang B. Edison Mission Operation & Maintenance Loy Yang Pty Ltd. (an EME Portfolio company) operates the project under an O&M agreement.

2.3  Kwinana

     The EME Portfolio includes a 70 per cent. interest in a 118 MW gas-fired combined cycle cogeneration plant in Perth, Western Australia, referred to as the Kwinana project. Kwinana sells electricity to Western Power, a government-owned utility, under a PPA that expires in 2021 and sells both electricity and steam to BP Refinery (Kwinana) Pty Ltd.'s refinery under an energy and services agreement which also expires in 2021. Commercial operation of the Kwinana project began in 1996. The partner in the project is SembCorp, a Singapore government-linked and based conglomerate. Edison Mission Operation & Maintenance Kwinana Pty Ltd. (an EME Portfolio company) operates the project under an O&M agreement.

3.   REST OF THE WORLD

3.1  Paiton Energy

     The EME Portfolio includes a 44.7 per cent. interest in PT Paiton Energy ("Paiton"), which owns a 1,230 MW coal-fired power plant in East Java, Indonesia. The other owners of Paiton are subsidiaries of Mitsui, General Electric and PT BHP. Paiton sells electricity to PT PLN, the state-owned electric utility company, under a long-term PPA expiring in 2040. Commercial operation of the Paiton project began in 1999. An EME Portfolio company operates the Paiton Project under an O&M agreement.

3.2  Tri Energy

     The EME Portfolio includes a 25 per cent. interest in Tri Energy Company Limited ("Tri Energy"). Tri Energy is a 700 MW, natural gas-fired combined cycle gas turbine plant located in Ratchaburi Province, west of Bangkok, Thailand. The other partners are subsidiaries of Ratchaburi Electricity Generating Holding Public Company Limited (37.5 per cent.) and ChevronTexaco (37.5 per cent.). Commercial operation of the Tri Energy project began in 2000. General Electric International Operations Company Inc. (an affiliate of the gas turbine supplier) operates the project under an O&M agreement. The power purchaser is Electricity Generating Authority of Thailand (EGAT) under a PPA that expires in 2020. Tri Energy has a long-term gas supply agreement with the Petroleum Authority of Thailand (PTT).

3.3  CBK

     EME acquired a 50 per cent. interest in CBK Power Company Ltd ("CBK") in 2000. The partner in the project is IMPSA of Argentina. CBK has entered into a 25-year build-rehabilitate-operate-transfer agreement (the "BROT Agreement") with National Power Corporation ("NPC") related to the 792 MW Caliraya-Botocan-Kalayaan project, a network of 3 hydro-electric power plants (the "CBK Project"). The BROT Agreement was recently renegotiated such that NPC will pay CBK capital recovery fees based on available capacity after an initial 30-month period during which payment is limited to a set output per unit. The obligations of NPC under the BROT Agreement are backed by a government undertaking from the Republic of the Philippines. The CBK Project is the only pumped storage facility in the Philippines and it supplies the Luzon grid with a number of critical ancillary services which are essential to maintain the stability of the grid. The CBK Project is located close to metro Manila, which is the dominant load centre in the country, and is adjacent to one of the most important transmission corridors in Luzon. The project was rehabilitated and constructed in phases with all work being completed in December 2003 and it is anticipated that NPC will be issuing the final certificate of completeness stating a final completion date of January 2004. Kalyaan Power Management Corporation (a joint venture between an entity within the EME Portfolio and its partner) operates the CBK Project under an O&M agreement.

3.4  EcoElectrica

     The EME Portfolio includes a 50 per cent. interest in EcoElectrica. Located in Penuelas, Puerto Rico, the EcoElectrica facility is a 524 MW, liquefied natural gas ("LNG")-fired, combined cycle cogeneration facility. The facility also contains a one million barrel LNG terminal and a two million gallon per day desalination plant. The partner in the project is Gas Natural SDG, S.A.. Commercial operation of the EcoElectrica project began in 2000.

     The Puerto Rico Electric Power Authority pays energy and capacity charges based on a nominal 507 MW capacity and is permitted to purchase up to 15 MW of spinning reserve from EcoElectrica pursuant to a long-term PPA that extends until March 2021. In addition, EcoElectrica has an agreement to provide raw water and potable water to the Puerto Rico Aqueduct and Sewer Authority from the desalination plant. The facility is operated by the project company with support from a wholly owned subsidiary of Gas Natural SDG, S.A., pursuant to an O&M agreement which extends until 2019.

                  Summary Table of the EME Portfolio(1)

     The EME Portfolio consists of 13 power projects that are principally located in Europe, Australia and Asia, as follows:


Facility          Location                     Year of        Plant          EME          EME          Fuel        Technology
                                         Commissioning  Capacity(2)  Capacity(2)     Share(2)
                                                               (MW)         (MW)

Europe
First Hydro       North Wales, UK                 1983        2,088        2,088         100%         Hydro    Pumped storage
Derwent           Derby, UK                       1995       214(3)        71(3)          33%   Natural Gas    Combined cycle
                                                                                                                 cogeneration
ISAB Energy       Sicily, Italy                   2000       528(4)       259(4)          49%        Syngas        Integrated
                                                                                                                 gasification
                                                                                                               combined cycle
Italian Wind      Italy                      1999-2004          303          152          50%          Wind     Wind turbines
Spanish Hydro     Spain                      1906-1994           84           81     100%/91%         Hydro      Run of river
Doga Enerji       Istanbul, Turkey                1999       180(5)       144(5)          80%   Natural Gas    Combined cycle
                                                                                                                 cogeneration
Australia
Loy Yang B        Traralgon, Victoria          1993-96       940(6)       940(6)         100%          Coal     Steam Turbine
Valley Power      Traralgon, Victoria             2002          300          180          60%   Natural Gas    Open Cycle Gas
  Peaker                                                                                                              Turbine
Kwinana           Perth                           1996       118(7)        83(7)          70%   Natural Gas    Combined cycle
                                                                                                                 cogeneration
Rest of World
Paiton            East Java, Indonesia            1999     1,230(8)       550(8)          45%          Coal     Steam Turbine
Tri Energy        Ratchaburi Province,            2000       700(9)       175(9)          25%   Natural Gas    Combined cycle
                  Thailand
CBK (3 plants)    Laguna Province,           2001-2003          792          396          50%         Water  Run of river and
                  Luzon, Philippines                                                                             pump storage
EcoElectrica      Penuelas,                       2000          524          262          50%       LNG/LPG    Combined cycle
                  Puerto Rico                                                                                    cogeneration
Total                                                         8,001        5,381



[GRAPHIC OMITTED]

Notes:

(1) The information in this table is extracted from (a) the Form 10-K filed on 15 March 2004 by EME and (b) internal records of EME made available to the Company.

(2) Capacity numbers are presented as gross capacity unless otherwise stated. All figures have been rounded to the nearest whole number.

(3) Declared net capacity ("DNC") 210 MW, being the electrical output in MW of the power station measured at the high voltage side of the generator transformers.

(4) DNC 512 MW, being the electrical output in MW of the power station measured at the high voltage side of the generator transformers.

(5) DNC being the electrical output in MW of the power station measured at the high voltage side of the generator transformers.

(6) DNC, being the electrical output in MW of the power station measured at the high voltage side of the generator transformers. Gross capacity is 1,000 MW.

(7) DNC, being the electrical output in MW of the power station measured at the high voltage side of the generator transformers.

(8) Contracted net capacity, being the contracted net capacity as required under the applicable contract.

(9) Contracted net capacity, being the contracted net capacity as required under the applicable contract.

               Section C-Financial Information on EME Portfolio

Basis of Preparation

     The EME Portfolio consists of 13 power generation projects. The EME Portfolio is ultimately owned, through a series of direct and indirect subsidiaries, by EME. EME has prepared consolidated financial statements (which were audited in accordance with US GAAS) denominated in US$ in accordance with US GAAP for the two years ended 31 December 2003.

     The summary financial information and related accounting policies presented below, which is unaudited, has been extracted without material adjustment from the EME consolidation schedules and/or the accounting records of EME which were used to prepare the audited consolidated financial statements of EME.

     The financial information and related accounting policies presented below is the sole responsibility of the Directors of International Power and neither EME nor any of its affiliates accepts any responsibility for its inclusion herein.

     A Class 1 Circular in connection with the approval of the acquisition will be sent to shareholders in due course. Such Circular will include an Accountants' Report which will be prepared under UK GAAP and International Power's accounting policies. These changes are likely to give rise to differences in relation to the financial information presented below, which may be material. A description of the significant accounting policies applied in the summary combined financial information is provided in note 1. A description of the significant differences between UK GAAP and US GAAP and the application of International Power's policies to the underlying transactions and balances is provided in note 2.

                     SUMMARY COMBINED FINANCIAL INFORMATION

Summary Combined Statements of Income



                                                                                                   Year ended      Year ended
                                                                                                  31 December     31 December
                                                                                                         2003            2002
                                                                                                        $'000           $'000

Operating Revenues...........................................................................         771,183         654,495
Fuel.........................................................................................       (340,260)       (270,676)
Other operating expenses.....................................................................       (245,089)       (212,150)
Equity in income from unconsolidated affiliates..............................................         114,386          77,249
Interest expense.............................................................................       (145,012)       (130,957)
Other income (expense).......................................................................          11,263          26,534
Income from operations before income taxes and minority interest.............................         166,471         144,495
Provision for income taxes...................................................................        (37,532)        (19,016)
Minority interest............................................................................         (6,656)         (3,305)
Income From Operations.......................................................................         122,283         122,174
Cumulative effect of change in accounting, net of tax........................................         (1,016)               -
Net Income...................................................................................         121,267         122,174


                                       70


Summary Combined Balance Sheets

                                                                                                        As at           As at
                                                                                                  31 December     31 December
                                                                                                         2003            2002
                                                                                                        $'000           $'000
Assets
Current assets
Cash and cash equivalents....................................................................         168,432         168,212
Accounts receivable..........................................................................         142,114          86,602
Other current assets.........................................................................          83,223          74,963
Total current assets.........................................................................         393,769         329,777
Investments in unconsolidated affiliates.....................................................       1,006,854         890,598
Net property, plant and equipment............................................................       2,835,761       2,402,714
Other assets.................................................................................         522,816         416,198
Total Assets.................................................................................       4,759,200       4,039,287
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities.....................................................         117,416          94,653
Liabilities under price risk management......................................................          21,134          11,203
Interest payable.............................................................................          60,987          59,533
Short-term obligations and current maturities of long-term obligations.......................          50,254          94,480
Total current liabilities....................................................................         249,791         259,869
Long-term obligations net of current maturities..............................................       1,870,591       1,527,125
Long-term deferred liabilities...............................................................       1,062,464         894,802
Total Liabilities............................................................................       3,182,846       2,681,796
Minority interest............................................................................           8,086          12,505
Total shareholders' equity...................................................................       1,568,268       1,344,986
Total Liabilities and Shareholder' Equity....................................................       4,759,200       4,039,287
Net debt.....................................................................................       1,600,085       1,368,368
Share of joint ventures' and associates' net debt............................................       1,588,734       1,638,670



Selected Cash Flow Items
                                                                                                        As at           As at
                                                                                                  31 December     31 December
                                                                                                         2003            2002
                                                                                                        $'000           $'000
Depreciation and amortisation................................................................          76,549          66,269
Capital expenditures.........................................................................           3,837          36,798




Project Distributions
                                                                                                        As at           As at
                                                                                                  31 December     31 December
                                                                                                         2003            2002
                                                                                                           $m              $m
Distributions received from operating projects...............................................             142             127




Morgan Stanley & Co. International Limited              Cazenove & Co. Ltd
Registered in England and Wales, No. 2068222            Registered Office: 20 Moorgate, London EC2R 6DA
Registered Office: 25 Cabot Square, Canary Wharf,       Registered in England and Wales, No. 4153386
London E14 4QA                                          Authorised and Regulated by the Financial Services Authority and a
Authorised and Regulated by the Financial Services      member of the London Stock Exchange
Authority


                                       71


Notes to the summary combined financial information

1.   SUMMARY OF EME'S SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the combined financial statements.

1.1  Management's Use of Estimates

The preparation of financial information in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.2  Revenue Recognition

EME is primarily an independent power producer, operating a portfolio of wholly owned plants and plants which its ownership interest is 50 per cent. or less and which are accounted for under the equity method. EME's subsidiaries and affiliates enter into long-term power sales contracts and, in projects without long-term contracts, into power and fuel hedging and optimisation transactions all subject to market conditions. EME's subsidiaries execute these transactions primarily through the use of physical forward commodity purchases and sales and financial commodity swaps and options. With respect to its physical forward contracts, EME's subsidiaries generally act as the principal, take title to the commodities, and assume risks and rewards of ownership. Therefore, EME's subsidiaries record settlement of non-trading physical forward contracts on a gross basis.

EME records revenue and related costs as electricity is generated or services are provided unless EME is subject to Statement of Financial Accounting
Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and does not qualify for the normal sales and purchases exemption. Where applicable, revenues are recognised under Emerging Issues Task Force Issue No. 91-6, "Revenue Recognition of Long Term Power Sales Contracts", ratably over the related contracts. Also included in deferred revenues is the deferred gain from the Loy Yang B power sales agreement.

1.3  Derivative Instruments

SFAS No. 133, as amended and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). SFAS No. 133 requires companies to record derivatives on their balance sheets as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal sale and purchase. All changes in the fair value of derivatives are recognised currently in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 sets forth the accounting requirements for cash flow hedges, fair value hedges and hedges of net investment in a foreign operation. SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognised currently in earnings. SFAS No. 133 provides that the change in fair value of derivatives designated as fair value hedges and corresponding changes in the fair value of the hedged risk attributable to a recognised asset, liability, or unrecognised firm commitment be recorded in earnings. If the fair value hedge is effective, the amounts recorded will offset in earnings. SFAS No. 133 provides that the effective portion of the gain or loss on an instrument designated and qualifying as a hedge of the net investment in a foreign operation be reported as foreign currency translation adjustments included as a component of other comprehensive income. In the absence of quoted market prices, financial instruments are valued at fair value, considering time value, volatility of the underlying commodity, and other factors as determined by EME. Resulting gains and losses are recognised in net gains (losses) from price risk management in the accompanying Consolidated Income Statements in the period of change.

                                       72

Where EME's derivative instruments are subject to a master netting agreement and the criteria of FASB Interpretation (FIN) 39 "Offsetting of Amounts Related to Certain Contracts" are met, EME presents its derivative assets and liabilities on a net basis in its balance sheet.

1.4  Investments

Investments in unconsolidated affiliates with 50 per cent. or less voting stock are accounted for by the equity method. The equity method of accounting is generally used to account for the operating results of entities over which EME has a significant influence but in which EME does not have a controlling interest.

1.5  Property, Plant and Equipment

Property, plant and equipment, including leasehold improvements and construction in progress, are capitalised at cost and are principally comprised of EME's majority-owned subsidiaries' plants and related facilities. Depreciation and amortisation are computed by using the straight-line method over the useful life of the property, plant and equipment and over the lease term for leasehold improvements.

Useful lives for property, plant and equipment are as follows:

                                                                     Years
Furniture and office equipment..........................              3-11
Buildings, plant and equipment..........................             3-100
Emission allowances.....................................                25
Civil works.............................................            25-100
Leasehold improvements..................................     Life of lease

1.6  Goodwill and Intangible Assets

Goodwill and other intangible assets generally result from business acquisitions. Goodwill represents the cost incurred in excess of the fair value of net assets acquired in a purchase transaction. Since 1 January 2002, upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", goodwill and other intangible assets with indefinite useful lives are no longer amortised but instead are reviewed for impairment and any excess in the carrying value over the estimated fair value is charged to results of operations. Customer contracts with finite useful lives are amortised on a straight-line basis over their estimated useful lives of 20 years.

1.7  Impairment of Investments and Long-Lived Assets

EME periodically evaluates the potential impairment of its investments in projects and other long-lived assets based on a review of estimated future cash flows expected to be generated. If the carrying amount of the investment or asset exceeds the amount of the expected future cash flows, undiscounted and without interest charges, then an impairment loss for EME's investments in projects and other long-lived assets is recognised in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", respectively.

1.8  Maintenance Accruals

Certain of EME's plant facilities' major pieces of equipment require major maintenance on a periodic basis. These costs are expensed as incurred.

1.9  Income Taxes

EME accounts for deferred income taxes using the asset-and-liability method, wherein deferred tax assets and liabilities are recognised for future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using enacted rates. Investment incentive credits are deferred and amortised over the term of the power purchase agreement of the respective project or the useful life of the related assets. EME does not provide for income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings would not be subject to additional taxes if repatriated.

                                       73
1.10 Deferred Financing Costs

Bank, legal and other direct costs incurred in connection with obtaining financing are deferred and amortised as interest expense on a basis which approximates the effective interest rate method over the term of the related debt.

1.11 Translation of Foreign Financial Statements

Assets and liabilities of most foreign operations are translated at end of period rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses from translation of foreign currency financial statements are included in comprehensive income in shareholders' equity. Gains or losses resulting from foreign currency transactions are normally included in other income in the consolidated statements of income.

2. SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP AND THE APPLICATION OF INTERNATIONAL POWER POLICIES TO THE INCLUDED FINANCIAL INFORMATION

A brief discussion of the significant differences in applying UK GAAP under International Power's group accounting policies to the financial information presented under EME's accounting policies under US GAAP follows. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the summary combined financial information or the notes thereto. Potential investors should consult their own professional advisers for an understanding of the differences between US and UK GAAP and how those differences might have affected the financial information contained herein.

2.1  Revenue Recognition

Under US GAAP, EME records revenues, where applicable, under Emerging Issues Task Force Issue No. 91-6 "Revenue Recognition of Long Term Power Sales Contracts" ratably over the terms of the related contracts.

Under UK GAAP, turnover and income from assets that are subject to power purchase agreements are recognised in accordance with FRS 5 "Substance of Transactions", in particular Application Note F "Private Finance Initiative and Similar Contracts" and Application Note G "Revenue Recognition".

2.2  Derivative Instruments

Under US GAAP, SFAS No. 133 requires companies to record derivatives on their balance sheets as either assets or liabilities measured at fair value unless exempted from derivative treatment as a normal sale or purchase. All changes in the fair value of derivatives are recognised currently in earnings unless specific hedge criteria are met.

Under UK GAAP, only derivatives of a speculative nature are recognised at fair value on the balance sheet with related gains and losses charged or credited to the profit and loss account. Fair value gains and losses on hedging derivative instruments are not recognised until the hedged transactions actually occur.

2.3  Impairment of Investments and Plant

Under US GAAP, an impairment loss is recognised when the carrying amount of the investment or asset exceeds the expected future cash flows, undiscounted and without interest charges.

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amount of the related assets.

2.4  Goodwill

Under US GAAP, goodwill is no longer amortised but instead reviewed for impairment and any excess in carrying value over the estimated fair value is charged to results from operations.

                                       74

Under UK GAAP, goodwill accounted for under the purchase method is capitalised in the balance sheet and amortised over a period not exceeding 20 years.

2.5  Major Maintenance Costs

Under US GAAP, EME expenses major maintenance costs as incurred.

Under UK GAAP, under certain circumstances major maintenance costs can be capitalised and amortised over the period to the next major inspection or overhaul.

2.6  Deferred Tax

Under US GAAP, deferred tax assets and liabilities are recognised for future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

Under UK GAAP, deferred tax assets and liabilities are recognised for the estimated future tax effects of timing differences, being the difference between accounting and taxable profit.

2.7  Pensions and Other Post-Retirement Benefits

There are  differences in the methods of valuation  required under UK GAAP (SSAP
24) and US GAAP (FAS 87) for valuing assets and liabilities of defined benefit plans. US GAAP is generally more prescriptive in respect of the actuarial assumptions and the allocation of costs to accounting periods.

2.8  Stock Compensation Schemes

Under UK GAAP, no cost is recorded for Inland Revenue approved sharesave schemes. For other stock compensation schemes, the intrinsic value, being the difference between the book value of the shares before granting the options and the option price, is charged over the period of performance to which the award relates (the vesting period).

Under US GAAP, the compensation expense for both schemes is measured as the difference between the market value of the shares at the date of grant and the option price and is spread over the same vesting period. Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense is calculated at the end of each year by reference to the market price of the shares that are considered likely to vest and recognised over the vesting period.

                                       75

                Section D-Information on the Turbogas Acquisition

     On 20 July 2004 International Power announced that it had signed an agreement with RWE Power AG to acquire a 75 per cent. shareholding in the 990 MW combined cycle gas turbine Turbogas Power station in Portugal for EUR 205 million (GBP137 million). The plant, located near the second largest Portuguese city, Porto, in northern Portugal, is co-owned with EDP (20 per cent.) and Koch Transporttechnik (5 per cent.). The acquisition of Turbogas includes the 100 per cent. ownership of the operations and maintenance company, Portugen. The acquisition will be funded from existing cash and International Power liquid resources.

     Turbogas is a new and efficient plant that International Power believes will immediately add to earnings on completion of the Turbogas Acquisition. Turbogas builds on International Power's existing position in Portugal and creates fuel diversity alongside Pego, International Power's existing coal-fired plant in this market.

     Turbogas is currently selling its entire output under a 25-year PPA with a gas supply agreement of a similar term. The Portuguese Government is in discussions with all incumbent generators to amend existing long-term contracts to enable the liberalisation of the Portuguese electricity market and its inclusion in an integrated Iberian market. Through its experience at Pego, International Power is familiar with the liberalisation process and believes that the government will preserve the value of these long-term power offtake contracts.

     In the year to 31 December 2003, Turbogas and Portugen had combined reported profit before tax of EUR13 million (GBP9 million) on net liabilities of EUR9 million (GBP6 million) under Portuguese GAAP. Under UK GAAP, comparable numbers for profit before tax would have been some EUR65 million (GBP43 million) on net assets of EUR130 million (GBP87 million). Turbogas has long-term non-recourse debt of EUR488 million (GBP325 million), financed by a syndicate of Portuguese and international banks.

     Completion of the Turbogas Acquisition is conditional upon lender and regulatory approvals. The existing co-owners also have pre-emption rights. Please refer to paragraph 8(d) of Part 10 of this document for further details of the Turbogas Acquisition Agreement.

                                       76

                                     PART 8
                                  RISK FACTORS

     The activities of International Power are subject to a number of risks and other factors that may impact on its future performance. Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of International Power and cannot be mitigated. There are also general risks associated with any investment in shares. The major commercial and industry risks faced by International Power, the risks specific to the Contemplated Transactions and the Rights Issue and general investment risks are described below. This Part 8 should be read in conjunction with the whole of this document.

1.   COMMERCIAL AND INDUSTRY RISKS RELATING TO INTERNATIONAL POWER

1.1 A significant portion of our projects operate without long-term PPAs, and are therefore vulnerable to market forces to determine the price and amount of power they sell.

A significant portion of the projects in which we have an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs). In particular, the majority of our generation facilities in North America and in the United Kingdom sell all of their output without long-term contracts. As "merchant" plants, these projects are subject to market forces to determine the amount and price of power that they sell. If these plants are unsuccessful in selling power in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

1.2 Our operations are subject to extensive government regulation, and our inability to comply with existing regulations and requirements or changes in applicable regulations and requirements may have a negative impact on our business, results of operations or financial condition.

Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers three areas: regulation of energy markets, the environment and health and safety. The degree of regulation to which we are subject varies according to the country where a particular project company is located and may be materially different from one country to another. While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. We can give no assurance that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

Generally, changes in the legal or regulatory structure in any country in which we operate could make it more difficult to enforce our rights under agreements relating to these projects.

1.3 Power project development and acquisition activities may not be successful and we may not recover the costs incurred in these activities.

Although we will actively manage the costs involved in the preliminary steps in the development of a project or the acquisition of assets, the preparation involved in determining whether a project or an acquisition is feasible, economically attractive or capable of financing may require us to expend significant sums.

In connection with the development of a new (greenfield) power generation facility, we must generally obtain governmental permits and approvals and overcome local opposition (if any), as well as negotiate land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, offtake arrangements and obtain sufficient equity capital and debt financing. Similarly, the acquisition of assets may also entail obtaining substantial regulatory approvals, securing the consent of partners, offtakers and other relevant parties, obtaining the necessary environmental and other permits and financing commitments and performing a significant amount of due diligence.

However, we can give no assurance that any particular power development project or acquisition opportunity will ultimately prove feasible or economically justifiable or that we will acquire all necessary consents or authorisations to proceed. If we are unable to complete the contemplated development project or acquisition, we may not be able to recover the costs we incurred.

                                       77

1.4 We must assess external factors, such as the regulatory environment and market conditions, many years into the future; these assessments may not be borne out by events.

In order to decide to invest in a new power project or to acquire assets, we must make certain assumptions about the price at which we can sell our output in order to assess whether we will be able to recover the incurred cost of such activities. It is our current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from our power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, we aim to sell our output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. We can give no assurance that sales prices achieved through short-term contracts or merchant sales will be sufficient to enable us to recover the incurred cost of developing or acquiring the relevant power plant.

1.5 We own a minority interest in certain of our project companies and we may not, therefore, be able to exercise complete control over their construction or operation in certain circumstances.

Although we seek to exert a degree of influence with respect to the management and operation of our projects by negotiating to obtain positions on management committees or to share control of the project with our co-venturers, we may not always succeed in achieving or maintaining our position. In those circumstances, we may be dependent on our co-venturers to construct and operate such projects, who may not always approach projects in the manner we would if we were in control. We may also have to rely on their approval to receive distributions of funds from projects or to transfer our interest in projects.

1.6  Financing may not be available to us on acceptable terms in the future.

We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (that is, financing without recourse to our resources beyond our equity commitment to the project). Based on our balance sheet at 30 June 2004, we had GBP1,394 million of indebtedness. This figure will increase significantly following completion of the EME Portfolio Acquisition. In the event of a default under a financing agreement which we either choose not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, we might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under our corporate debt.

While we intend to seek to finance our activities from corporate debt and limited recourse financing when appropriate, market conditions and other factors may prevent similar financing for future facilities or may limit our ability to refinance existing facilities. In addition, market conditions may limit the number of financial institutions that are willing to provide financing to companies in our industry either in the form of corporate debt or on a limited recourse basis. Consequently, while we do not believe our existing levels of indebtedness will significantly affect our ability to borrow funds in the future in order to finance new facilities or refinance existing facilities, it is possible that we may be unable to obtain the financing we require on terms satisfactory to us.

Our lenders may also require us to guarantee the indebtedness under future facilities. This would render our general corporate funds vulnerable in the event of a default by the plant or subsidiary. Additionally, the terms of our financings may restrict our ability to guarantee future debt, which could adversely affect our ability to fund new projects. The terms of our current financing agreements do not limit the ability of our subsidiaries to incur non-recourse or lease financing for investment in new projects.

1.7 We may be required to guarantee the obligations of our subsidiaries or other affiliates arising in connection with their trading activities.

In certain circumstances, our subsidiaries and other affiliates are required to maintain certain credit ratings in order to trade in their respective markets. In the event such subsidiaries or affiliates were unable to maintain the required credit rating, we might be obliged to guarantee their obligations or otherwise provide credit support to enable them to continue to operate. Accordingly, in such circumstances, we might be required to finance the obligations of such subsidiaries or other affiliates which may, in turn, have an adverse effect on our financial condition.

                                       78

1.8 Our projects under construction may not commence operation as scheduled.

The commencement of operation of a newly constructed power generation facility involves many risks, including:

        o environmental, engineering and construction risks relating to cost overruns, delays and performance;

        o   the breakdown or failure of equipment or processes; and

        o   start-up problems.

These risks may significantly delay the commencement of operations of such projects. Delay in the commencement of operations may adversely affect our business performance.

1.9 New plants which employ advanced technology may not achieve the levels of operating performance expected by the manufacturers of the facilities.

New plants (for example, our plants in the United States) may employ recently developed and technologically complex equipment, which has limited or no operating history. Facilities which utilise such equipment may not achieve the levels of output or efficiency specified within the contract with the manufacturer to construct the facility. The manufacturer may not be able to rectify fully the performance deficiencies and, whilst the supplier will be liable for damages to compensate for these shortfalls, this may lead, for example, to power generation facilities operating below their nameplate capacity.

1.10 If a project achieves performance below expected levels of output or efficiency, or fails to make specified payments under its financing obligations or to meet certain performance levels, we may forfeit our interest in the project.

We maintain insurance to protect against the risk of equipment failure. In addition, we generally obtain warranties for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the loss of our interest in a power generation facility.

In addition, PPAs entered into with an offtaker early in the development phase of a project may entitle the offtaker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates, or fails to make specified payments. The exercise of a termination right may trigger the default provisions in a financing agreement (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project company.

1.11 Our power generation facilities may experience equipment failures or may otherwise not operate as planned.

The continued operation of power generation facilities involves many risks, including the failure or performance below expected levels of output or efficiency of our power generation equipment or other equipment, including information technology used to operate our plants and conduct our trading activities. This may lead to power generation facilities operating below their nameplate capacity. If we have committed to sell electricity under a contract and we cannot generate that electricity due to mechanical failure, we may suffer a loss, either through loss of revenue or due to penalties under the contract. We may also be required to purchase electricity at prevailing market rates from other sources or to make capacity payments to our customers. We can give no assurance that equipment failures in the future will not have a significant adverse effect on our business or results of operations.

                                       79

1.12 Our power generation facilities and our contractors or various development projects are subject to varying degrees of unionisation, which may disrupt operation or delay completion of construction projects.

Our operations are subject to varying degrees of unionisation. Our relationships with the unions have generally been good, save for unauthorised strikes by some members of the Hazelwood workforce following unrest at other power stations in Victoria, Australia in November 2000. While to date our development projects have not been adversely affected by disputes with contractors and their employees, we can give no assurance that future industrial action may not significantly disrupt our operations or delay construction of our development projects.

1.13 Our projects are subject to risks which may restrict their ability to pay dividends or make other distributions to us.

Our projects are subject to risks that have the potential to restrict them from paying dividends or making other distributions to us, including uncertainties associated with the following:

        o    economic and political instability;

        o    our relationship with government controlled offtakers;

        o    currency repatriation;

        o    unexpected changes in regulatory requirements;

        o    changes to tax legislation; and

        o catastrophic events such as terrorist activities, earthquakes, landslides, fire, floods, explosion or similar events.

If any of the above events were to occur, this may adversely affect our business performance and we might decide to write down the value of any existing or future investments that are affected.

1.14 We may not be able to obtain insurance for certain risks under terms acceptable to us.

We generally seek to insure our projects against known risks in accordance with common industry practice. However, we may not be able to obtain insurance, particularly against acts of terrorism or expropriation under terms, including amount of premium payable and deductibles, that are acceptable to us. Furthermore, pursuant to the terms of certain of our debt facilities, our failure to obtain insurance against certain risks, including acts of terrorism, could constitute an event of default. An event of default under one or more of our debt facilities could have a material adverse effect on our financial condition.

1.15 Exchange rate fluctuations could negatively affect our financial condition and results of operations through the amount of our equity contributions to, and distributions from, our international projects.

We are subject to risks of currency exchange rate fluctuations. We earn a substantial portion of our revenue in currencies other than the pound sterling. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of our equity contributions to, and distributions from, our international projects, and therefore might have an adverse effect on our financial condition.

1.16 Our operations in emerging market countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations.

We have projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia and Thailand, and, following the proposed acquisition of the EME Portfolio, Indonesia and the Philippines. We may continue to expand our presence in these and other emerging markets where our operations are subject to certain risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999, and we can give no assurance that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of our production facilities and development projects, including in Pakistan, Turkey, Indonesia, the Philippines and the Middle East.

                                       80

1.17 Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years.

In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to market prices for power that are volatile and sometimes uneconomic; we believe the primary cause for these low prices is oversupply in a highly competitive market. On occasions oversupply effects may be exacerbated by vertically integrated competitors (companies with generation and supply interests)  that  may  behave  in a  manner  that  shifts  profitability  out of generation into the retail sector of the industry. Accordingly, we may experience difficulty charging prices that provide those projects with sufficient cash to service debt and make distributions to us until such time as that oversupply is rectified. Furthermore, to the extent that market prices continue to be uneconomic, this may have an adverse effect on our business performance in the relevant markets and may, in certain circumstances, require us to write down the value of our existing and future assets in those markets.

1.18 Some of our projects operate without long term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel.

Some of our projects, where we do not have PPAs or shorter term forward sales contracts for the output of our plants, do not have long term fuel supply agreements. Therefore, if we are unable to purchase fuel or transport it to the project, we are unable to generate electricity or sell output. Additionally, if we have contracted to sell electricity, but we are unable to obtain the necessary fuel (or obtain it at our expected price) we may suffer a loss of revenue and we may be required to purchase electricity at the prevailing market price from other sources to meet our contractual obligations.

1.19 Our reliance on single suppliers and single customers (which could be government controlled entities) at some of our facilities exposes us to financial risks if either should fail to perform their obligations.

We often rely on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility's output under PPAs. In addition, we rely on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in our portfolio commonly use. In particular, our recently constructed plants in the United States rely on Alstom for most of their equipment, warranties and spare parts. Alstom currently has financial difficulties and reported a EUR1,488 million net loss for the fiscal year 2003.

Any interruption or delay in the supply of equipment, materials or fuels, or our inability to obtain such supplies within a reasonable amount of time, would impair our ability to meet our obligations, cause us to experience delays or incur additional costs. In addition, the failure of any one customer to fulfil its contractual obligations to the facility could have a material adverse effect on such facility's financial results and could prevent the facility from continuing its operations.

1.20 Our operations in emerging market countries expose us to risks related to unexpected changes in regulatory or legal regimes.

In certain of the countries in which we operate, such as Pakistan and Turkey, ownership of power plants by independent companies is permitted by specific exemptions to national law. Our ability to continue operations in these countries or to earn a profit from our operations in these countries could be negatively affected by changes in laws or regulations, such as the imposition of restrictions on foreign ownership, expropriation or repatriation of earnings. In addition, the countries in which we operate or in which we seek to expand our operations could impose high tariffs or increase taxes, which would result in increased barriers to entry.

                                       81

1.21 In connection with the demerger, we indemnified Innogy and received indemnities from Innogy in respect of liabilities arising before the demerger.

The demerger was designed to separate our business from Innogy's businesses and operations. Pursuant to the demerger agreement between Innogy and us, Innogy indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by us. Similarly, we agreed to indemnify Innogy on an after-tax basis against certain liabilities, litigation and claims arising out of certain of our operations and to indemnify Innogy against certain tax liabilities payable by Innogy. Should Innogy fail to make payments to us that it is required to make under indemnities it has given to us and, as a result, we have to make such payments in its place, our financial position could be materially adversely affected. Additionally, should we be required to make payments to third parties in respect of any liabilities for which we are in receipt of an indemnity from Innogy prior to any payment in respect of such indemnities being received from Innogy, our cash flow could be materially adversely affected.

As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of unresolved tax issues relating to periods when we owned these subsidiaries. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and we can provide no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between Innogy and us pursuant to the indemnity arrangements described above. We will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify us against certain other tax liabilities, in each case on an after-tax basis. We may not be able to deduct any indemnity payments we make for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated, or unforeseen additional liabilities may exist that will have an impact on us.

2.   RISKS RELATING TO THE RIGHTS ISSUE AND THE CONTEMPLATED TRANSACTIONS

2.1  Completion Risk.

The acquisition of Turbogas and certain assets in the EME Portfolio are subject to receiving consents from certain lenders, other partners in the relevant projects and relevant regulators. Therefore, there can be no assurance that we will be able to complete the Turbogas Acquisition or the EME Portfolio Acquisition. The EME Portfolio Acquisition is also conditional on Shareholder consent.

2.2 The financial information on the EME Portfolio is unaudited and presented in accordance with US GAAP and may be subject to material change as part of its audit.

The financial information on the EME Portfolio set out in Section C of Part 7 is unaudited and has been prepared in accordance with US GAAP. This financial information will be audited and presented in accordance with UK GAAP and International Power's accounting policies in an accountant's report to be included in a Class 1 Circular to Shareholders in connection with the approval of the EME Portfolio Acquisition. It is likely that this will give rise to differences between the financial information on the EME Portfolio presented in this document and that contained in the accountant's report to be included in the Class 1 Circular. There can be no assurance that these differences may not be material.

2.3 The financing arrangements in connection with the EME Portfolio Acquisition may limit the amounts that may be distributed to International Power in respect of the EME Portfolio.

The LLP has entered into the Bridge  Facility  with Credit  Suisse First Boston,
Lehman Commercial Paper, Inc and Morgan Stanley Dean Witter Limited (as arrangers) and Morgan Stanley Dean Witter Bank Limited (in its capacities as bridge agent and security agent), under which a bridge loan facility of up to US$950 million is to be made available to the LLP for the purposes of funding the consideration payable by it in respect of the EME Portfolio Acquisition and certain transaction costs relating to the EME Acquisition and financing of the EME Portfolio Acquisition. The interest payments on the Bridge Facility, and any long term debt financing used to repay the Bridge Facility, may limit the amounts that may be paid by the LLP to its members by way of dividends, distributions, repayment of member loans or otherwise. The LLP's ability to pay dividends and make other distributions to its members is also subject to certain restrictions contained in the Bridge Facility.

                                       82

2.4 We may have difficulty integrating the EME Portfolio and the Turbogas Group with our existing operations.

The Group's success will be dependent upon its ability to integrate the businesses which it acquires, including the EME Portfolio and the Turbogas Group.

The International Power Group has grown significantly through organic growth and strategic acquisitions. Whilst the Directors believe that the International Power Group has a proven track record of integrating acquisitions, the Enlarged Group's success will be dependent upon its ability, following completion of the EME Portfolio Acquisition and the Turbogas Acquisition, to integrate the EME Portfolio and the Turbogas Group, and any other businesses it or the Enlarged Group may acquire in the future, without disruption to its existing business. In addition, future acquisitions may involve the assumption of liabilities and exposure to unforeseen liabilities of the acquired companies.

The integration of the EME Portfolio and the Turbogas Group may involve particular challenges. International Power can offer no assurance that the International Power Group will realise the potential benefits of either the EME Portfolio Acquisition or the Turbogas Acquisition to the extent and within the timeframe contemplated. If the International Power Group is unable to integrate successfully either the EME Portfolio or the Turbogas Group and any businesses the Enlarged Group may acquire in the future, it could have a negative impact on the results of operations or financial condition of the Enlarged Group.

2.5 There are limits to the due diligence we have conducted in connection with the EME Portfolio Acquisition and the Turbogas Acquisition.

We have conducted due diligence in relation to both the EME Portfolio Acquisition and the Turbogas Acquisition. However, we have relied upon the vendors of the EME Portfolio and the Turbogas Group (respectively) for the provision of information in connection therewith. Additionally, the internal controls and procedures applied by the vendors of the EME Portfolio and the Turbogas Group may be less rigorous than the standards applied by International Power. Issues about which International Power has no knowledge at the date of this document may, therefore, come to light during the course of the integration of the EME Portfolio and the Turbogas Group into the International Power Group that may have an adverse effect on the financial condition and results of operations of the Enlarged Group.

2.6  We are subject to counterparty credit risk.

Under the terms of the agreements to which International Power is a party in connection with the EME Portfolio Acquisition and the Turbogas Acquisition, the vendors of the EME Portfolio and the Turbogas Group (respectively) have given certain representations, warranties, indemnities and covenants in favour of International Power. Our ability to recover any amounts in respect of those representations, warranties, indemnities and covenants is dependent, amongst other things, on the continued solvency of the respective vendors or any guarantor of their obligations. In addition, the liability of each of the vendors under the EME Portfolio Acquisition and the Turbogas Acquisition is limited. We may sustain losses in excess of any such limitation.

2.7  General Investment Risks

A number of factors outside the control of International Power may impact on our performance and the price of our Ordinary Shares, including investor sentiment and local and international stock market conditions. Investors should recognise that the price of Ordinary Shares may fall as well as rise.

                                       83

                                     PART 9
                                    TAXATION

United Kingdom Taxation

     The following paragraphs are intended as a general guide only to the position under current United Kingdom tax law and based on the Company's understanding of current Inland Revenue practice as at the date of this document. They relate only to certain limited aspects of the United Kingdom taxation treatment of the holders of New Ordinary Shares and apply only to Shareholders who own their Ordinary Shares beneficially as an investment and who are resident or ordinarily resident in the United Kingdom (except where the position of an overseas resident shareholder is expressly referred to). Any person who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than the United Kingdom, should consult an appropriate independent professional adviser.

Taxation of Capital Gains

     For the purposes of the United Kingdom taxation of chargeable gains ("CGT"), the issue of the New Ordinary Shares should (albeit this is not free from doubt) be regarded as a reorganisation of the share capital of International Power.

     Accordingly, you should not be treated as making a disposal of all or part of your holding of existing Ordinary Shares by reason of taking up all or part of your rights to New Ordinary Shares. No liability to CGT in respect of the issue of the New Ordinary Share should arise to the extent that you take up your entitlement to New Ordinary Shares.

     Your New Ordinary Shares should be treated as the same asset as, and as having been acquired at the same time as, your existing holding of Ordinary Shares. The subscription money for your New Ordinary Shares will be added to the base cost of your existing holding of Ordinary Shares.

     In the case of a Shareholder within the charge to corporation tax, indexation allowance will apply to the amount paid for the New Ordinary Shares only from, generally, the date the money for the New Ordinary Shares is paid.

     In the case of other International Power Shareholders, indexation allowance will not be given for any month after April 1998. Accordingly, if you are such a shareholder, indexation allowance on your original holding of Ordinary Shares will be given for months up to April 1998 but not after that, and indexation allowance will not be given in respect of amounts paid for the New Ordinary Shares. Instead, indexation allowance has been replaced by a taper relief which will reduce the amount of any chargeable gain realised on a subsequent disposal of your shareholding according to how long the shares have been held since 6 April 1998 or since the shares were acquired, whichever is later. For the purposes of calculating your entitlement to taper relief (if any), New Ordinary Shares will be treated as acquired on the date of acquisition of the existing Ordinary Shares in respect of which the right to such New Ordinary Shares arose.

     If you dispose of some of the New Ordinary Shares allotted to you, or your rights to subscribe for them, or if you allow, or are deemed to have allowed, your rights to lapse and receive a cash payment in respect of them you may, depending on your circumstances, incur a liability to CGT.

     If you dispose of all or part of your rights to subscribe for New Ordinary Shares or allow or are deemed to allow them to lapse in return for a cash payment and the proceeds resulting from the disposal or lapse of rights are "small" as compared to the value of the existing Ordinary Shares in respect of which the rights arose, you will not normally be treated as making a disposal for CGT purposes. No liability to CGT will then arise on the disposal or lapse of the rights, but the cash amount received will be deducted from the base cost for CGT purposes of your existing holding of Ordinary Shares for the purposes of computing any chargeable gain or allowable loss on a subsequent disposal of your Ordinary Shares. The Inland Revenue currently regard a receipt as "small" if its amount or value is 5 per cent. or less of the value of the Ordinary Shares in respect of which the entitlement to the receipt arose, or if its amount or value is GBP3,000 or less, regardless of whether or not it is more than 5 per cent. of the value of the existing Ordinary Shares in respect of which the rights arose.

     If you dispose of any of your Ordinary Shares you may, depending on your circumstances, incur a liability to United Kingdom taxation of chargeable gains.

                                       84

     A Shareholder not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch or an agency (in the case of an individual Shareholder) or through a permanent establishment (in the case of a Shareholder within the charge to United Kingdom corporation tax) to which the New Ordinary Shares are attributable may be subject to CGT on a disposal of such shares or, in relation to the Rights Issue, on disposal of the existing Ordinary Shares or rights to subscribe for New Ordinary Shares or on receipt of a cash payment in respect of such rights on being treated as having declined such rights (except where the disposal or lapse of the rights are "small" as compared to the value of the existing Ordinary Shares in respect of which the rights arose).

Taxation of Dividends

    The Company will not be required to withhold tax at source when paying a dividend.

     A Shareholder who is an individual resident for tax purposes in the United Kingdom and who receives a dividend from International Power will be entitled to a tax credit equal to one-ninth of the dividend received. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, except to the extent (if any) that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will (to that extent) pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of GBP80 will carry a tax credit of GBP8.89, and the income tax payable by an individual liable to income tax at the higher rate on the dividend would be 32.5 per cent. of GBP88.89, namely GBP28.89, less the tax credit of GBP8.89, leaving a net tax charge of GBP20.

     United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to the dividends paid by International Power.

     United Kingdom resident corporate Shareholders will generally not be subject to corporation tax on dividends paid by International Power. Those Shareholders will not be able to claim repayment of tax credits attaching to dividends.

     An individual Shareholder who is a Commonwealth citizen, a national of a European Economic Area State, a resident of the Isle of Man or the Channel Islands, or who falls into certain other categories and who otherwise has a liability to United Kingdom income tax, is entitled to a tax credit as if he or she were resident for tax purposes in the United Kingdom, which he or she may set off against his or her total United Kingdom income tax liability. In general, the right of other holders of Ordinary Shares who are not resident in the United Kingdom for tax purposes to claim tax credits attaching to dividend payments will depend upon the terms of any applicable double tax treaty which exists between the jurisdiction in which they are resident and the United Kingdom. In most cases, under the terms of the relevant treaty, the amount of such tax credit that can be paid to such Shareholders who are not resident in the United Kingdom for tax purposes will be nil. A Shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A Shareholder who is not resident in the United Kingdom should consult his own tax adviser concerning his tax liabilities on dividends received from International Power.



Stamp duty and stamp duty reserve tax ("SDRT")

     No stamp duty or SDRT will be payable on the issue of Provisional Allotment Letters or the crediting of Nil Paid Rights to accounts in CREST. Where New Ordinary Shares represented by such documents or rights are registered in the name of the Qualifying Shareholder entitled to such shares or New Ordinary Shares are credited in uncertificated form to CREST accounts, no liability to stamp duty or SDRT will arise.

     The purchaser of rights to New Ordinary Shares represented by Provisional Allotment Letters (whether nil paid or fully paid) or Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5 per cent. of the actual consideration paid. Where such a purchase is effected through a stockbroker or other financial intermediary that person will normally account for the SDRT and will indicate that this has been done in any contract note issued to a purchaser. In other cases, the purchaser of the rights to the New Ordinary Shares represented by Provisional Allotment Letters or Nil Paid Rights or Fully Paid Rights held in CREST is liable to pay the SDRT and must account for it to the Inland Revenue. SDRT arising on the transfer of Nil Paid Rights or Fully Paid Rights held in CREST will be collected and accounted for to the Inland Revenue by CRESTCo.
                                       85

     No stamp duty or SDRT will be payable on the renunciation of Provisional Allotment Letters or Nil Paid Rights, whether by the original holders or their renounces.

     No stamp duty or SDRT will generally be payable on the issue of the New Ordinary Shares pursuant to the Rights Issue.

     Any dealings in New Ordinary Shares after the latest time for registration of renunciation of Provisional Allotment Letters fully paid will be subject to stamp duty or SDRT in the normal way. The transfer on sale of New Ordinary Shares will be liable to ad valorem stamp duty, generally at the rate of 0.5 per cent. (rounded up to the next multiple of GBP5) of the consideration paid. Stamp duty is normally paid by the purchaser or transferee of the New Ordinary Shares. An agreement to transfer such shares will normally give rise to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration paid for such shares, but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or (if the agreement is conditional) the date when the agreement became unconditional. SDRT is normally the liability of the purchaser or transferee of the New Ordinary Shares.

     Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT (at a rate of 0.5 per cent. of the consideration paid) rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the Inland Revenue by CRESTCo.

     Where Provisional Allotment Letters or New Ordinary Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at a higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Provisional Allotment Letters or New Ordinary Shares.

     The above statements are intended only as a general guide to the current stamp duty and SDRT position. Transfers to certain categories of person are not liable to stamp duty or SDRT.

Irish Taxation

     The following paragraphs are intended as a general guide only to the position under Republic of Ireland tax law and Revenue Commissioners' practice as at the date of this document. They relate only to certain limited aspects of the Irish taxation treatment of the holders of New Ordinary Shares and apply only to Shareholders who own their Ordinary Shares beneficially as an investment and who are resident or ordinarily resident in the Republic of Ireland. Any person who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than Ireland, should consult an appropriate independent professional adviser.

Capital Gains Tax

     For the purposes of Irish taxation of capital gains ("Irish CGT"), the issue of the New Ordinary Shares should be regarded as a reorganisation of the share capital of International Power.

     Accordingly, you will not be treated as making a disposal of all or part of your holding of existing Ordinary Shares by reason of taking up all or part of your rights to New Ordinary Shares. No liability to Irish CGT in respect of the issue of the New Ordinary Shares should arise to the extent that you take up your entitlement to New Ordinary Shares.

     Your New Ordinary Shares will be treated as the same asset as, and as having been acquired at the same time as, your existing holding of Ordinary Shares. The subscription money for your New Ordinary Shares will be added to the base cost of your existing holding of Ordinary Shares.

                                       86
     Under current Irish legislation, no indexation relief is available for expenditure incurred on or after 1 January 2003, either for Irish CGT or in respect of companies which pay corporation tax on chargeable gains.

     If you dispose of some of the New Ordinary Shares allotted to you, or your rights to subscribe for them, or if you allow, or are deemed to have allowed, your rights to lapse and receive a cash payment in respect of them you may, depending on your circumstances, incur a liability to Irish CGT.

Taxation of Dividends

     An Irish individual Shareholder who is resident in Ireland for Irish tax purposes will be subject to Irish income tax and levies at the applicable marginal rates on the cash amount of a dividend received, without reference to any related tax credit associated with the dividend. Such Shareholder has no entitlement to receive a refund or credit for any associated UK tax credit associated with a dividend.

     A corporate Shareholder which is resident in Ireland for Irish tax purposes will generally be subject to Irish corporation tax at 25 per cent. on the cash amount of the dividend received. Where a corporate Shareholder owns more than 10 per cent. of the share capital of International Power they may have an entitlement to a credit for the underlying tax suffered by International Power.

Irish Stamp Duty and Companies Capital Duty

     No Irish stamp duty or Irish companies capital duty will arise on the allotment of the New Ordinary Shares.

     A subsequent conveyance or transfer on sale of the New Ordinary Shares will not give rise to a liability to Irish stamp duty unless the conveyance or transfer of such New Ordinary Shares relates to immovable property (or right over or interest in immovable property) situated in Ireland or the stocks or marketable securities of a company which is registered in Ireland. Where Irish stamp duty is payable this would be levied at 1 per cent. of the amount or value of the consideration paid. However, a credit would usually be available for any stamp duty paid in the UK in respect of such transfer.

     If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

                                       87

                                     PART 10
                             ADDITIONAL INFORMATION

1.   RESPONSIBILITY

The Directors, whose names are set out in paragraph 4.1 of this Part 10, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.   SHARE CAPITAL

2.1 The Rights Issue will result in the issue of 365,540,834 New Ordinary Shares of 50 pence each, leading to an increase in International Power's issued share capital of GBP182,770,417. The following table shows the authorised and issued and fully paid share capital of International Power: (i) as at 13 August 2004 (the record date for the Rights Issue); and (ii) as it will be immediately following the Rights Issue:


                                                                                                           Issued and
                                                                                    Authorised             fully paid
                                                                                      Ordinary               Ordinary
                                                                                        Shares    GBPm         Shares    GBPm

(i)    Before the Rights Issue.................................................  1,700,000,000     850  1,107,699,497   553.8
(ii)   After the Rights Issue..................................................  1,700,000,000     850  1,473,240,331   736.6

The "After the Rights Issue" figure assumes that no further shares are issued by International Power (other than the New Ordinary Shares) and no options are exercised under the International Power Share Schemes after 13 August 2004.

In addition to Ordinary Shares, the Company has 21 deferred shares of 1 pence each in issue ("Deferred Shares"). These Deferred Shares carry no right to receive a dividend and carry no other right of participation in the profits of the Company. Holders of Deferred Shares have no right to attend or vote at any general meeting of the Company. On a return of capital on the winding-up of the Company or otherwise, holders of the Deferred Shares are entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Shares, but have no further rights of participation in the assets of the Company.

2.2 By an ordinary resolution of the Company passed on 11 May 2004 the Directors were authorised pursuant to section 80 of the Act and in accordance with article 4 of the Company's articles of association to allot relevant securities (as defined in section 80(2) of the Act) up to a maximum nominal amount of GBP184,565,843, such authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 or on 10 May 2009, whichever is earlier.

2.3 By special resolution of the Company passed on 11 May 2004 the Directors were empowered pursuant to section 95(1) of the Act to allot equity securities (as defined in section 94(2) of the Act) in accordance with article 4 of the Company's articles of association for cash as if section 89(1) of the Act did not apply, such power to expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or on 11 August 2005, whichever is the earlier, and being limited to the allotment of equity securities: (i) up to an aggregate nominal amount of GBP27,684,876.50; or (ii) in connection with a rights issue in favour of the holders of Ordinary Shares on the register of members at such record date or dates as the Directors may determine for the purpose of the issue, made in proportion (as nearly as may be) to their respective existing holdings of such shares, subject only to those exclusions or arrangements which the Directors consider necessary or expedient to deal with any matter whatsoever, including (a) fractional entitlements or (b) legal or practical problems arising in any overseas territory or by virtue of the Ordinary Shares being represented by depositary receipts or uncertificated accounts, or (c) the requirements of any statutory or regulatory body or stock exchange or any other matter whatsoever.

2.4 The allotment of the New Ordinary Shares will be made by a resolution of the Board or a duly authorised committee.

2.5 The provisions of Section 89(1) of the Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of the Company. As set out in paragraph 2.3 above, such provisions have been disapplied so as to allow the Rights Issue to take place. Entitlements to New Ordinary Shares will be rounded down and the aggregated fractions will not be allotted to International Power Shareholders but will be sold for the benefit of the Company.

                                       88

2.6 Save as disclosed in paragraph 2.10 below, neither International Power nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

2.7 The Ordinary Shares currently in issue are, and the New Ordinary Shares will be, in registered form and capable of being held in uncertificated form in CREST.

2.8 The New Ordinary Shares to be issued in consequence of the Rights Issue will be credited as fully paid and will rank equally in all respects with the existing issued Ordinary Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this document.

2.9 Other than in consequence of the Rights Issue, none of the New Ordinary Shares will be marketed or made available to the public in whole or in part in conjunction with the application for listing of those securities.

2.10 As at 13 August 2004 (the record date for the Rights Issue) the following share options, granted to certain Directors and employees of the International Power Group under the International Power Share Schemes, were outstanding:




                                                                         No of                                      Number of
                                                       Subscription    persons                                       Ordinary
                            International Power     price per share    holding   Exercisable         Expiry      Shares under
Date options granted        Share Scheme                    (pence)    options          from           date            option

30.11.1994................. Executive Share                  336.21         16    30.11.1997     30.11.2004           101,858
13.12.1995................. Executive Share                  306.14         38    13.12.1998     13.12.2005           290,736
23.12.1996................. Executive Share                  323.23         54    23.12.1999     23.12.2006           472,639
02.12.1997................. Executive Share                  386.09         82    02.12.2000     02.12.2007           555,541
01.12.1998................. Executive Share                  352.61         98    01.12.2001     01.12.2008           761,052
02.06.1999................. Executive Share                  331.42          1    02.06.2002     02.06.2007            33,206
03.10.2000................. Executive Share                  311.75        336    03.10.2003     03.10.2010         2,661,585
22.03.2001................. Executive Share                  235.00        370    22.03.2004     22.03.2011         1,916,872
18.04.2001................. Sharesave                        188.00          3    24.05.2004     24.11.2004             4,946
18.04.2001................. Sharesave                        188.00          1    24.05.2006     24.11.2006             8,976
19.09.2001................. Executive Share                  217.00         22    19.09.2004     19.09.2011           165,778
11.10.2001................. Sharesave                        200.00          3    24.12.2004     24.06.2005             6,780
11.10.2001................. Sharesave                        200.00          2    24.12.2006     24.06.2007             5,905
24.05.2002................. Executive Share                  196.00        476    24.05.2005     24.05.2012         3,862,968
01.10.2002................. Sharesave                         90.00        121    24.12.2005     24.06.2006         1,005,690
01.10.2002................. Sharesave                         90.00        153    24.12.2007     24.06.2008         2,434,550
17.01.2003................. Sharesave                         79.00        197    17.01.2006     17.07.2007           802,227
17.01.2003................. Sharesave                         79.00         99    17.01.2008     17.07.2009           694,697
10.03.2003................. Executive Share                   70.00        430    10.03.2006     10.03.2013        10,321,215
03.10.2003................. Sharesave                        110.00         86    24.12.2006     24.06.2007           233,879
03.10.2003................. Sharesave                        110.00         49    03.10.2008     03.04.2009           203,831
02.03.2004................. Executive Share                   84.00         40    31.12.2005     31.12.2006         3,807,057
02.03.2004................. Executive Share                  138.75        435    02.03.2007     02.03.2014         6,393,750

                                       89

2.11 The closing middle market quotations for an Ordinary Share as derived from the Official List on the first dealing day in each of the six months immediately prior to the date of this document, on 29 July 2004 (the last dealing day before the announcement of the Rights Issue) and on 19 August 2004 (the last dealing day before the date of this document) were as follows:

                                                                                                                   Mid market
                                                                                                                   quotation
Date                                                                                                                  (pence)

1 March 2004...................................................................................................        138.75
1 April 2004...................................................................................................        145.25
4 May 2004.....................................................................................................        142.25
1 June 2004....................................................................................................        143.75
1 July 2004....................................................................................................        136.25
29 July 2004...................................................................................................        143.00
2 August 2004..................................................................................................        144.00
19 August 2004.................................................................................................        144.25

3.   RIGHTS ATTACHING TO THE ORDINARY SHARES

International Power's articles of association contain provisions relating to the Ordinary Shares to the following effect:

(a)  Dividends

Shareholders may declare dividends by passing an ordinary resolution, provided that no dividend shall exceed the amount recommended by the Board. Dividends may be declared or paid in any currency. The Board may declare and pay such interim dividends as appear to it to be justified by the profits of the Company available for distribution.

Subject to the terms of issue, preference or special rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up on the Ordinary Shares in respect of which the dividend is paid. All dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend which has not been claimed for 12 years after it was declared or become due for payment shall be forfeited to, and cease to remain owing by, the Company.

(b)  Voting Rights

On a show of hands every shareholder who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote, and on a poll, every shareholder present in person or by proxy has one vote in respect of every share held by him. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(c)  Distribution of assets on liquidation

On a voluntary winding up, the liquidator may, on obtaining any sanction required by law or by the Company's articles of association, divide amongst the shareholders in specie or in kind the whole, or any part, of the assets of the Company and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

(d)  Transfer of shares

A shareholder may transfer all or any of his uncertificated shares and the Company shall register the transfer of any uncertificated shares in accordance with any applicable statutory provision. The Board may refuse to register any transfer of an uncertificated share where permitted by any applicable statutory provision. If the Board refuses to register a transfer of an uncertificated share it shall, within two months of the date on which the transfer instruction relating to such a transfer was received by the Company, send to the transferee notice of the refusal.

A shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in such other form as the Board may approve. The instrument of transfer shall be signed by, or on behalf of, the transferor and, except in the case of a fully paid share, by, or on behalf of, the transferee. The Board may, subject to the listing rules of the UK Listing Authority, in its absolute discretion and without giving any reason for it, refuse to register any transfer of any certificated share which is not fully paid up or any certificated share on which the Company has a lien. The Board may also refuse to register any instrument of transfer of a certificated share unless the following conditions are satisfied:

                                       90

        o        it is in respect of only one class of shares;

        o it is in favour of one but no more than four transferees or renouncees;

        o        it is duly stamped (if required); and

        o it is lodged at the registered office, or such other place as the Board may decide, for registration, accompanied by the share certificate for the shares to be transferred and such other evidence as the Board may reasonably require to prove title of the intending transferor. If the Board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

(e)  Changes in share capital

The Company may by ordinary resolution:

(i)  increase its share capital;

(ii) consolidate all or part of its share capital into shares of a larger amount;

                                       91

(iii)sub-divide all or part of its share capital into shares of a smaller amount; and

(iv) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

Subject to the Companies Acts, the Company may:

(i)  purchase its own shares; and

(ii) reduce its share capital and any capital redemption reserve or share premium account.

(f)  Variation of rights

Subject to the Companies Acts, all or any of the rights for the time being attached to any class of shares may be varied, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(g)  Lien and forfeiture

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The Board may either generally or in any particular case declare any shares to be wholly or in part exempt from such lien. The Company may sell any share on which it has a lien, in such manner as the Board may decide, if the sum payable is due and is not paid within 14 days after notice has been sent to the shareholder or the person entitled by transmission to the share. Subject to the terms of allotment, the Board may from time to time make calls on the shareholders in respect of any moneys unpaid on their shares. If a payment is not made when due, the Board may give not less than 7 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all costs, charges and expenses incurred by the Company by reason of the non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all unpaid dividends or other moneys payable in respect of the forfeited shares.

(h)  Untraced shareholders

The Company shall be entitled to sell the shares of a shareholder or the shares to which a person is entitled by transmission provided that:

(i) during a period of not less than 12 years at least three cash dividends have become payable in respect of the shares to be sold and have been sent by the Company in accordance with the Company's articles of association;

(ii) during that period of not less than 12 years no cash dividend payable in respect of the shares has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a funds transfer system has been paid and no communication has been received by the Company from the shareholder or the person entitled by transmission to the shares;

(iii)on or after the expiry of that period of not less than 12 years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the shareholder or person entitled by transmission to the shares shown on the register; and

(iv) the Company has not, so far as the Board is aware, during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the shares not received any communication from the shareholder or the person entitled by transmission to the shares.

The Company shall be obliged to account to the person entitled to the shares at the date of sales for an amount equal to the net proceeds and shall be deemed to be his debtor.

(i)  Uncertificated Shares

Subject to the Companies Acts, the board may resolve that a class of shares is to become a participating security and that a class of shares shall cease to be a participating security. Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class.

A member may, in accordance with the Regulations, change a share of a class which is a participating security from a certificated share to an uncertificated share and from an uncertificated share to a certificated share or the Company may require the member to change uncertificated shares to certificated shares by the time stated in the notice.

While a class of shares is a participating security, the articles only apply to an uncertificated share of that class to the extent that they are consistent with the holding of shares of that class in uncertificated form, the transfer of title to shares of that class by means of a relevant system and the Regulations.

4.    DIRECTORS OF INTERNATIONAL POWER

4.1   The Directors of International Power and their functions are as follows:

Director                                          Position
Sir Neville Ian Simms..........................   Chairman
Philip Gotsall Cox.............................   Chief Executive Officer
Mark David Williamson..........................   Chief Financial Officer
Stephen Riley..................................   Executive Director, Europe
Anthony Patrick Concannon......................   Executive Director, Australia
Adri Baan......................................   Non-Executive Director
Anthony Eric Isaac.............................   Non-Executive Director
John David Taylor..............................   Non-Executive Director

The business address of each of the Directors is Senator House, 85 Queen Victoria Street, London EC4V 4DP.

4.2   Brief biographical details of the Directors are as follows:

Sir Neville Simms (59)

Chairman

Sir Neville became a Non-Executive Director of National Power plc in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President's Committee of the CBI.

Philip Cox (52)

Chief Executive Officer

Philip joined the Company on 1 May 2000 from Invensys plc and became Chief Financial Officer in October 2000. Philip was appointed Chief Executive Officer of International Power in December 2003. He has responsibility for the overall management of the business and the delivery of its strategy. He is a Non-Executive Director of Wincanton plc.

                                       92

Mark Williamson (46)

Chief Financial Officer

Mark joined the Company in September 2000 from the Simon Group plc, and became Group Financial Controller responsible for the Company's financial reporting. Mark was appointed Chief Financial Officer of International Power in December 2003. His responsibilities include financial control and reporting, tax and risk management.

Steve Riley (43)

Executive Director, Europe

Steve joined the business in 1985, holding senior positions in two UK power stations. He was appointed International Power's Managing Director, Australia in January 2000. In August 2003 he took up his current position as head of the European region. Steve was appointed to the Board in January 2004.

Tony Concannon (40)

Executive Director, Australia

Tony joined the business in 1982. In October 2000 Tony became International Power's Country Manager for the United Kingdom. He took up his current role leading the Australian business in August 2003. Tony was appointed to the Board in January 2004.

Adri Baan (61)

Non-Executive Director

Adri became a Non-Executive Director of the Company in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASM International N.V., Koninklijke Volker Wessels Stevin N.V., Imperial Chemical Industries PLC, Oce N.V., Trust Office KASBANK N.V. and Wolters Kluwer.

Tony Isaac (62)

Non-Executive Director

Tony become a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Schlumberger Limited.

Jack Taylor (66)

Non-Executive Director

Jack has 37 years' experience in project finance, private equity and international banking. Having served as the Asian Development Bank's
Director-Infrastructure, Energy, and Financial Sectors Department West and Private Sector Group, following a 30-year career as a senior executive with The Chase, Jack is today active in private equity in the UK, Europe and Asia.

4.3 The following table sets out the names of all companies and partnerships outside the International Power Group of which a Director is or has been a director or partner at any time in the previous five years (excluding subsidiaries of any company of which the Director in question is also a director).


Director                                     Current directorships                      Previous directorships
                                             and partnerships                           and partnerships
Sir Neville Simms.........................   Carillion plc                              Bank of England
                                             Flaghead Management Limited                Major Contractors Group Limited
                                             Foundation for theBuilt Environment        The Private Finance Panel Ltd
                                             Members Assembly ofTransmanche-Link        Tarmac plc
                                             Stafford IndependentGrammar School

                                       93

Philip Cox................................   Wincanton Plc                              Compair Ltd
                                                                                        Cooper-Standard Automotive UKFluid
                                                                                        Systems Ltd
                                                                                        Eaton Power Solutions Ltd
                                                                                        Invensys plc
                                                                                        Kot Addu Power Company Ltd
                                                                                        No. 451 Leicester Limited
Mark Williamson...........................                                              Bessemer Limited
                                                                                        Birdhall Developments Ltd
                                                                                        Cheadle Heath Securities Ltd
                                                                                        Colin Booth Limited
                                                                                        Colin G R Booth (Holdings) Ltd
                                                                                        Eaton Gate Holdings Ltd
                                                                                        Holder Engineering Ltd
                                                                                        Holder Paper Engineering Ltd
                                                                                        Horizon Exploration (Holdings) Ltd
                                                                                        Humber Sea Terminal Ltd
                                                                                        Huntington Heberlein & Co Ltd
                                                                                        Killingholme Wharfage Co Ltd
                                                                                        Nene Harbour Limited
                                                                                        Northern Sheet Metal & EngineeringCo
                                                                                        Ltd
                                                                                        Oakhurst Developments(Stockport) Ltd
                                                                                        Port Sutton Bridge Ltd
                                                                                        RBLC (No. 1) 1994 Ltd
                                                                                        RBLC (No. 3) 1996 Ltd
                                                                                        RBLC (No. 4) 1996 Ltd
                                                                                        S C Cheadle Hulme Ltd
                                                                                        Seal Sands Storage Ltd
                                                                                        Seismic Geocode Ltd
                                                                                        Sim-Chem Ltd
                                                                                        Simon Access (UK) Ltd
                                                                                        Simon Access 1997 Ltd
                                                                                        Simon Access Ltd
                                                                                        Simon Aerials Ltd
                                                                                        Simon Automation Ltd
                                                                                        Simon Container Machinery Ltd
                                                                                        Simon Dudley Ltd
                                                                                        Simon Engineering (Finance) Ltd
                                                                                        Simon Engineering Ltd
                                                                                        Simon Environmental Engineering Ltd
                                                                                        Simon Group Holdings Ltd
                                                                                        Simon Group Pension Fund Ltd
                                                                                        Simon Handling Systems Ltd
                                                                                        Simon Holder Ltd
                                                                                        Simon Management Ltd
                                                                                        Simon Nominees Ltd
                                                                                        Simon Overseas Holdings Ltd
                                                                                        Simon Riverside Ltd
                                                                                        Simon Secretarial Services Ltd
                                                                                        Simon Storage Limited
                                                                                        Simon UK 1995 Ltd
                                                                                        Simon UK 1997 Ltd
                                                                                        Simon-Carves International Ltd
                                                                                        Simon-Horizon (Overseas) Ltd
                                                                                        Simon-Horizon (Services) Ltd

                                       94
                                                                                        Simon-Horizon Limited
                                                                                        Simon-Parmeko Limited
                                                                                        Simon-TPS Ltd
                                                                                        Sutton Bridge Ship Agency Ltd
                                                                                        Simon-Waldron Ltd
Steve Riley...............................   Nil                                        Nil
Tony Concannon............................   Nil                                        Interconnector (UK) Limited
Adri Baan.................................   ASM International N.V.                     Integrated Production andTest
                                             Imperial Chemical IndustriesPLC            Engineering N.V.
                                             Koninklijke Volker WesselsStevin N.V.      Port Authority of Singapore
                                             Trust Office of
                                             KASBANK N.V.
                                             Oce N.V.
                                             Wolters Kluwer N.V.
Jack Taylor...............................   Nil                                        Caisse De Depot Et PlacementDu Quebec
Tony Isaac................................   The BOC Group plc                          Exel PLC
                                             Schlumberger Limited                       Hogg Robinson Limited


4.4 As at 19 August 2004 (the latest practicable date prior to the publication of this document) the interests of the Directors in the share capital of the Company (all of which are beneficial unless otherwise stated), which:

(a) have been notified to the Company pursuant to section 324 or section 328 of the Act; or

(b) are required pursuant to section 325 of the Act to be entered in the register referred to in section 325 of the Act; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

(i)      Ordinary Shares



                                                                      Number of                      Number of
                                                                       Ordinary                       Ordinary
                                                                         Shares                         Shares
                                                                   beneficially  Percentage of    beneficially  Percentage of
                                                                held before the         issued  held after the   issued share
Name of Director                                                   Rights Issue  share capital   Rights Issue*        capital

Sir Neville Simms.............................................          125,377          0.011         166,751          0.011
Philip Cox**..................................................           67,132          0.006          89,285          0.006
Mark Williamson**.............................................           46,292          0.004          61,568          0.004
Steve Riley**.................................................           30,977          0.003          41,199          0.003
Tony Concannon**..............................................           15,761          0.001          20,962          0.001
Adri Baan.....................................................           25,483          0.002          33,892          0.002
Tony Isaac....................................................           15,483          0.001          20,592          0.001
Jack Taylor...................................................           11,978          0.001          15,930          0.001

[GRAPHIC OMITTED]

* The Directors have given irrevocable undertakings to take up all their rights under the Rights Issue.

**      By virtue of being potential beneficiaries of two Employee Share
Ownership Trusts, these Directors (together with all other eligible employees of the International Power Group) are deemed to have an interest in all 2,517,191 Ordinary Shares held in these trusts.

                                       95

(ii)     Performance Shares

The following awards have been made to Directors under the 2002 Performance Share Plan:



                                                                                            Market value
                                                                                Number of   of shares as
                                                                                   Shares     at date of               End of
Name of Director                                                              under award   award (pence)  Performance Period

Sir Neville Simms.......................................................              Nil
Philip Cox..............................................................          148,724             196    31 December 2004
                                                                                  675,879              70    31 December 2005
                                                                                  342,342          138.75    31 December 2006
Mark Williamson.........................................................           31,530             196    31 December 2004
                                                                                   88,286              70    31 December 2005
                                                                                  180,180          138.75    31 December 2006
Steve Riley.............................................................           28,141             196    31 December 2004
                                                                                   78,795              70    31 December 2005
                                                                                  169,369          138.75    31 December 2006
Tony Concannon..........................................................           21,619             196    31 December 2004
                                                                                   60,536              70    31 December 2005
                                                                                  169,369          138.75    31 December 2006
Adri Baan...............................................................              Nil
Tony Isaac..............................................................              Nil
Jack Taylor.............................................................              Nil

                                       96

(iii)    Options over Ordinary Shares

The following options over Ordinary Shares have been granted to the Directors under the Executive Share Schemes (other than the 2002 Performance Share Plan):



                                                              Number of
                                                               Ordinary     Exercise
                                                          Shares under         price           Dates from
Name of Director                                                 option      (pence)    which exercisable         Expiry date
Sir Neville Simms.....................................              Nil
Philip Cox............................................          148,724          196          26 May 2005         24 May 2012
                                                                500,000           70        10 March 2006       10 March 2013
                                                                342,342       138.75         2 March 2007        2 March 2014
Mark Williamson.......................................           32,076       311.75       3 October 2003      3 October 2010
                                                                 21,275          235        22 March 2004       22 March 2011
                                                                 31,530          196          24 May 2005         24 May 2012
                                                                 88,285           70        10 March 2006       10 March 2013
                                                                180,180       138.75         2 March 2007        2 March 2014
Steve Riley...........................................           11,327       306.14     13 December 1998    13 December 2005
                                                                 10,953       323.23     23 December 1999    23 December 2006
                                                                 10,685       386.09      2 December 2000     2 December 2007
                                                                 12,379       352.61      1 December 2001     1 December 2008
                                                                  5,052       311.75       2 October 2003      2 October 2010
                                                                 28,628       311.75       2 October 2003      2 October 2010
                                                                  6,063          235        22 March 2004       22 March 2011
                                                                 16,277          235        22 March 2004       22 March 2011
                                                                 28,141          196          24 May 2005         24 May 2012
                                                                 78,795           70        10 March 2006       10 March 2013
                                                                169,369       138.75         2 March 2007        2 March 2014
Tony Concannon........................................            6,028       336.21     30 November 1997    30 November 2004
                                                                  6,401       323.23     23 December 1999    23 December 2006
                                                                  6,188       386.09      2 December 2000     2 December 2007
                                                                  7,010       352.61      1 December 2001     1 December 2008
                                                                  3,007       311.75       2 October 2003      2 October 2010
                                                                 17,040       311.75       2 October 2003      2 October 2010
                                                                  3,989          235        22 March 2004       22 March 2011
                                                                  9,308          235        22 March 2004       22 March 2011
                                                                  5,740          196          24 May 2005         24 May 2012
                                                                 15,879          196          24 May 2005         24 May 2012
                                                                 60,535           70        10 March 2006       10 March 2013
                                                                169,369       138.75         2 March 2007        2 March 2014
Adri Baan.............................................              Nil
Tony Isaac............................................              Nil
Jack Taylor...........................................              Nil


The following options over Ordinary Shares have been granted to the Directors under the International Power SAYE Plan:

                                                              Number of
                                                               Ordinary     Exercise
                                                          Shares under         Price
Executive Directors                                              option      (pence)     Exercisable from         Expiry date
Sir Neville Simms.....................................              Nil
Philip Cox............................................           18,250           90     24 December 2007        27 June 2008
Mark Williamson.......................................           10,500           90     24 December 2005        24 June 2006
Steve Riley...........................................           10,500           90     24 December 2005        24 June 2006
Tony Concannon........................................            8,400           90     24 December 2005        24 June 2006
Adri Baan.............................................              Nil
Tony Isaac............................................              Nil
Jack Taylor...........................................              Nil


4.5 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Act), has any interest in the share capital of International Power or any of its subsidiary or associated undertakings.

4.6 There are no outstanding loans granted by International Power or any member of the International Power Group to any of the Directors nor has any guarantee been provided by International Power or any member of the International Power Group for the benefit of any of the Directors.

4.7 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the International Power Group and which was effected by any member of the International Power Group during the current or immediately preceding financial year of the Group or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4.8  At the date of this document, no Director has:

(a)  any unspent convictions in relation to indictable offices;

(b) at any time been bankrupt or a party to a deed of arrangement or any form of voluntary arrangement;

(c) been a director with an executive function of a company which has been placed in receivership, compulsory liquidation, creditors voluntary liquidation or administration or entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors whilst he was a director of that company or within 12 months preceding any such event;

                                       97

(d) been a partner in a partnership which has been placed in compulsory liquidation or administration or entered into any partnership voluntary arrangement whilst he was partner of such partnership or within 12 months preceding such events;

(e) any asset which has been placed in receivership or been a partner of a partnership whose assets have been placed in receivership whilst he was a partner of such partnerships or within 12 months preceding such event; or

(f) been subject to any public criticism by any statutory or regulatory authority or designated professional body nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of any affairs of a company.


5.    DIRECTORS' SERVICE CONTRACTS

5.1 The aggregate of the remuneration paid and pension contributions or benefits in kind granted by International Power or any of its subsidiaries to all the Directors who served during all or part of the financial year ended 31 December 2003 was GBP1,968,786.

5.2 Executive Directors receive a remuneration package aligned with short and medium-term corporate and personal targets. The package comprises a market competitive base salary; performance-related annual bonus (satisfied part in cash and part in shares); medium and long-term share related incentives; pension benefits; and other benefits including a health care programme and company car allowance. The total value of the fixed elements of the remuneration package (base salary, pension benefits, healthcare and car allowance) represents 137 per cent. of base salary. The value of the performance related elements (annual bonuses and long term incentives) represents up to 260 per cent. of base salary, with the level of remuneration actually receivable dependent on the extent to which the relevant performance conditions are achieved over the relevant performance period.

5.3 The details of the Directors' appointment letters or service contracts, all of which are between each individual Director and International Power, which are available for inspection, are as follows:

(a)   Service contract-Philip Cox

Philip Cox's service contract is subject to 12 months' notice by the Company. For a limited period only (1 January 2003 to 31 December 2004), if the service agreement for Philip Cox is terminated for a change of control, the notice period is increased to 24 months. For termination other than for cause, Mr Cox may receive a payment of 125 per cent. of annual basic salary (not in addition to the 12 months' notice) to take account of the value of contractual benefits. For termination through the temporary change of control provision referred to above, this payment increases to 250 per cent. of annual basic salary (not in addition to the 24 months' notice). The date upon which this contract was entered into was 25 February 2003. Mr Cox's base salary as at 1 January 2004 is GBP475,000. In the financial year ended 31 December 2003 Mr Cox received a performance related bonus of GBP71,411 in cash and GBP96,762 in shares, a payment in lieu of pension of GBP68,911 and other benefits of GBP15,881.

(b)  Service contracts-Mark Williamson, Steve Riley and Tony Concannon

Mark Williamson (appointed a Director on 11 December 2003), Steve Riley and Tony Concannon (appointed Directors on 1 January 2004) have service contracts which are subject to 12 months' notice by the Company. For termination by the Company, an Executive Director may receive a payment of 125 per cent. of annual basic salary (not in addition to the 12 months' notice) to take account of the value of contractual benefits, which amount will be paid on a monthly basis until the Executive Director secures alternative employment, up to a maximum of 12 monthly payments. The date upon which these contracts were entered into was 23 February 2004. Mr Williamson's base salary for the current financial year is GBP250,000. In the financial year ended 31 December 2003 Mr Williamson received a performance related bonus of GBP2,399 in cash and GBP3,251 in shares and other benefits of GBP736. Mr Concannon's base salary for the current financial year is GBP235,000. Mr Riley's base salary for the current financial year is GBP235,000.

(c)  Letters of appointment-Non-Executive Directors

The Chairman of International Power, Sir Neville Simms, has a letter of appointment with a 12 month notice period. The letter of appointment was signed on 22 February 2000. The current annual Chairman's fee payable under this agreement is GBP210,000. The other Non-Executive Directors are appointed on a three year fixed-term, annual fixed-fee basis. The current annual Non-Executive Director's fee payable is GBP40,000. Tony Isaac receives an additional annual
GBP5,000 fee for his role as Senior Independent Director and a further annual GBP5,000 fee for his role as Chairman of the Audit Committee. Adri Baan receives an additional annual GBP5,000 fee for his role as Chairman of the Remuneration Committee.

                                       98

The following table summarises the appointment and termination dates for the
Directors:

                                                                                            Date contract
Non-Executive Directors                                                                      entered into     Contract expiry
Adri Baan.........................................................................            30 May 2002        AGM May 2006
Tony Isaac........................................................................         2 October 2000        AGM May 2006
Sir Neville Simms.................................................................       22 February 2000   12 months' notice
Jack Taylor.......................................................................         2 October 2000        AGM May 2005

                                                                                            Date contract
Executive Directors                                                                          entered into     Contract expiry
Philip Cox........................................................................       25 February 2003   12 months' notice
Tony Concannon....................................................................       25 February 2004   12 months' notice
Steve Riley.......................................................................       25 February 2004   12 months' notice
Mark Williamson...................................................................       25 February 2004   12 months' notice

Executive Director contracts automatically terminate on the date the Executive Director reaches normal retirement age, which is 22 September 2011 for Philip Cox, 17 December 2023 for Tony Concannon, 16 August 2021 for Steve Riley and 29 December 2017 for Mark Williamson.

Save as set out above, no remuneration or other benefits (including, but not limited to, pension, life assurance, shares, share options, bonuses and other incentive arrangements) are provided as consideration for the performance of their duties.

5.4 The total emoluments receivable by the Directors will not be varied in consequence of the Contemplated Transactions.

6.   SUBSTANTIAL SHAREHOLDINGS

As at 19 August 2004 (the latest practicable date prior to the publication of this document), insofar as is known to International Power, the following person(s) were, directly or indirectly, interested in 3 per cent. or more of the existing issued share capital of International Power (calculated exclusive of treasury shares).

                                                                                                                 Per cent. of
                                                                                                                     existing
                                                                                                       Number of       issued
                                                                                                       Ordinary        share
Shareholder                                                                                               Shares      capital

Legal & General Investment Management Ltd.........................................................    44,525,820        4.02%
AXA S.A...........................................................................................    39,905,357        3.60%
Morley Fund Management Ltd........................................................................    37,221,635        3.36%
Orbis Investment Management Ltd...................................................................    34,408,686        3.11%

Save as disclosed in this paragraph, International Power is not aware of any person who at 19 August 2004 (being the latest practicable date prior to the publication of this document), directly or indirectly, had an interest in International Power which represents 3 per cent. or more of its issued share capital. International Power is not aware of any persons who, as at 19 August 2004 (being the latest practicable date prior to the publication of this document), directly or indirectly, jointly or severally, exercised or could exercise control of International Power.

7.   PRINCIPAL SUBSIDIARY UNDERTAKINGS OF INTERNATIONAL POWER

International Power plc is the parent company of the International Power Group. Details of the Company's principal subsidiary undertakings are set out below. Save as indicated with an asterisk, the capital in each such subsidiary undertaking is directly owned by International Power.

                                       99

Name and nature of business                                          Country of               Percentage        Main Activity
                                                              incorporation and            shareholdings
                                                                   registration
Hazelwood Power Partnership*                                          Australia    Partners' Capital 92%     Power Generation
Elektarny Opatovice AS*                                          Czech Republic      Ordinary shares 99%     Power Generation
International Power Global Developments Limited               England and Wales     Ordinary shares 100%  project development
                                                                                                                    -overseas
Pelican Point Power Limited*                               England and Wales***     Ordinary shares 100%     Power Generation
Rugeley Power Limited                                         England and Wales     Ordinary shares 100%     Power Generation
Deeside Power Development Company Limited                     England and Wales     Ordinary shares 100%     Power Generation
International Power Fuel Company Limited                      England and Wales     Ordinary shares 100%        Fuel Supplies
National Power International Holdings BV*                     The Netherlands**     Ordinary shares 100%   Investment Holding
                                                                                                                      Company
Synergen Power Pty Limited*                                           Australia     Ordinary shares 100%     Power Generation
Thai National Power Company Limited*                                   Thailand     Ordinary shares 100%     Power Generation
Midlothian Energy Limited Partnership*                                       US   Partners' Capital 100%     Power Generation
Milford Power Limited Partnership*                                           US   Partners' Capital 100%     Power Generation
ANP Funding 1 LLC*                                                           US     Ordinary shares 100%    Financing Company
International Power (Cayman) Limited                           Cayman Islands**     Ordinary shares 100%    Financing Company
IPR Insurance Company Limited*                                         Guernsey     Ordinary shares 100%    Insurance Captive
International Power (Jersey) Limited                                   Jersey**     Ordinary shares 100%    Financing Company
International Power Finance                                   England and Wales     Ordinary shares 100%    Financing Company
ANP Blackstone Energy Company, LLC*                                          US     Ordinary shares 100%     Power Generation
ANP Bellingham Energy Company, LLC*                                          US     Ordinary shares 100%     Power Generation
Hays Energy Limited Partnership*                                             US   Partners' Capital 100%     Power Generation
International Power Holdings Limited                          England and Wales     Ordinary shares 100%   Investment Holding
                                                                                                                      Company
Advanced Turbine Products LLC*                                               US    Partners' Capital 82%      Manufacturer of
                                                                                                                turbine parts
Al Kamil Power Company SAOC*                                               Oman     Ordinary shares 100%     Power Generation
Tihama Power Generation Company Limited                            Saudi Arabia      Ordinary shares 60%     Power Generation
International Power Australia Holdings(1) Limited*            England and Wales     Ordinary shares 100%   Investment Holding
                                                                                                                      Company
Canunda Power Pty Ltd*                                                Australia     Ordinary shares 100%     Power Generation

[GRAPHIC OMITTED]

*        Held by an intermediate subsidiary undertaking.

**       Operates in the UK.

***      Operates in Australia.

All subsidiary undertakings operate in their country of incorporation, except as indicated above. All subsidiary undertakings have 31 December year ends. The Group also has a number of overseas branch offices.

                                      100

8.   MATERIAL CONTRACTS OF INTERNATIONAL POWER

The following are all: (i) the material contracts entered into by any member of the International Power Group (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this document; and (ii) the contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the International Power Group at any time which contain obligations or entitlements which are, or may be, material to the International Power Group:

(a)  The EME Portfolio Agreements

Please refer to Section A of Part 7 of this document for a summary of the EME Portfolio Agreements.

(b)  Underwriting Agreement

On 30 July 2004 International Power and Morgan Stanley, Cazenove and Morgan Stanley & Co. International Limited entered into the Underwriting Agreement pursuant to which the Underwriters have agreed, subject to certain conditions, to underwrite the New Ordinary Shares to be issued pursuant to the Rights Issue (other than those New Ordinary Shares in respect of which the Directors have given irrevocable undertakings to take up their rights). The Underwriters will first use reasonable endeavours to procure subscribers for the New Ordinary Shares not taken up under the Rights Issue at a price not less than the Issue Price and the expenses of the Underwriters in procuring such subscribers, failing which the Underwriters have jointly and severally agreed to subscribe (or procure subscribers) for any such shares at the Issue Price. The Underwriters may offer any New Ordinary Shares not taken up under the Rights Issue (i) within the United States to QIBs in private placement transactions not involving a public offering, and (ii) outside of the United States in offshore transactions in accordance with Regulation S under the US Securities Act. In consideration of such underwriting, International Power has agreed to pay the Underwriters a commission of 1/2 per cent. of the total value at the Issue Price of the number of underwritten New Ordinary Shares in respect of the first 42 days from the date of the Underwriting Agreement, a further commission of 1/8 per cent. of the total value at the Issue Price of the number of underwritten New Ordinary Shares for each additional period of 7 days (or part thereof) after the expiry of the initial period of 42 days, a further commission, in the absolute discretion of the Company, of 1/2 per cent. of the aggregate value at the Issue Price of the number of underwritten New Ordinary Shares and a further commission of 2 per cent. of the total value of the underwritten New Ordinary Shares at the Issue Price if the obligations of the Underwriters under the Underwriting Agreement become unconditional in all respects. The Underwriting Agreement contains standard warranties and indemnities for underwriting agreements of this nature given by International Power to the Underwriters, including indemnification for liabilities under the US Securities Act. There are no time or value limits on claims under the warranties and indemnities. The Underwriting Agreement is conditional on, amongst other things, Admission becoming effective by no later than 8.00 am on 13 September 2004 or on such later date as International Power and the Underwriters may agree, not being later than 22 October 2004. The Underwriters may also terminate the Underwriting Agreement in certain events, including the occurrence before Admission of, or the reasonably likely prospect of, a material adverse change in (a) the results of operations, financial or trading position of the International Power Group or
(b)  the  results  of  operations,  financial  or  trading  position  of the EME
Business.

(c)  ANP Debt Restructuring Agreements

(i) By a restructuring agreement dated as of 29 July 2004 between International Power, ANP, certain of ANP's direct and indirect subsidiaries including ANP
I LLC   ("ANPFI")   and  certain   existing   lenders  to  ANPFI  (the
"Restructuring Agreement"), ANPFI's debt to the existing lenders has been restructured and International Power has invested $100 million into ANPFI, to be used to repay a portion of ANPFI's existing debt. The Restructuring Agreement also sets forth the conditions precedent to closing the restructuring of the existing debt, the principal documents and the timing of the restructuring. The restructuring occurred effective 30 July 2004.

(ii) ANPFI has entered into an amended and restated senior secured credit agreement (the "Restated Credit Agreement") with Citicorp USA, Inc., as administrative agent, and the lenders party thereto, under which ANPFI has restructured its obligations under its prior project financing credit facility and its payment obligations under certain hedge agreements that were terminated prior to the restructuring. The Restated Credit Agreement governs term loans in an aggregate principal amount of $849,554,166.82, consisting of $450,000,000 of Tranche A Term Loans and $399,554,166.82 of Tranche B Term Loans (the "Term Loans").

                                      101

A portion of the Term Loans are mandatorily repayable during the term of the Restated Credit Agreement on the occurrence of certain events. The outstanding principal amount of the Term Loans are payable in full on 30 July 2010.

Interest on the Tranche A Term Loans accrues at a per annum rate equal to, at ANPFI's election (i) Citibank, N.A.'s "prime rate" of interest plus 2.5 per cent. or (ii) one, two, three or six month LIBOR plus 3.5 per cent. The Tranche B Term Loans bear interest at a fixed rate equal to (i) prior to 30 July 2007, 7 per cent. per annum, (ii) from 30 July 2007 through to 29 July 2008, 7.75 per cent. per annum, (iii) from 30 July 2008 through to 29 July 2009, 9.25 per cent. per annum and (iv) on and after 30 July 2009, 10.5 per cent. per annum, in each case payable semi-annually. ANPFI may defer cash interest payments on the Tranche B Term Loans at its election prior to June 2008 (and upon certain conditions thereafter), by issuing deferred interest notes in lieu of such cash payments. These deferred interest notes will bear interest at the same rate as the Tranche B Term Loans.

The obligations of ANPFI under the Restated Credit Agreement have been guaranteed by its subsidiaries that operate the power generating facilities (the "Project Companies"), and are secured by substantially all of the assets of ANPFI, the Project Companies and each of ANPFI's other subsidiaries. In addition, the limited liability company interests of ANPFI have been pledged to secure the obligations of ANPFI under the Restated Credit Agreement, as have certain contract rights against ANPFI held by, and intercompany debt of ANPFI owed to, affiliated companies.

The Restated Credit Agreement requires ANPFI and the Project Companies to observe certain covenants customary for facilities of this nature. The Restated Credit Agreement contains certain representations and warranties regarding ANPFI and its subsidiaries. The Restated Credit Agreement contains certain events of default customary for a facility of this nature.

(iii) ANPFI has also entered into a senior secured supported working capital agreement (the "Supported Working Capital Facility") with Citicorp USA, Inc., as administrative agent and the lenders party thereto, under which a six-year revolving loan facility of $50 million has been made available to ANPFI for working capital and other general corporate purposes. In connection with the Supported Working Capital Facility, ANPFI and Citibank, N.A. have entered into a $50 million letter of credit facility that provides for the issuance of letters of credit secured by cash collateral supplied by loans under the Supported Working Capital Facility.

The Supported Working Capital Facility will be on substantially the same terms as, and will benefit from substantially the same security as, the Restated Credit Agreement. The Supported Working Capital Facility is also supported by a guarantee from International Power. The principal differences between the Supported Working Capital Facility and the Restated Credit Agreement are: (1) there are no mandatory prepayments required under the Supported Working Capital Facility and (2) the interest rates under the Supported Working Capital Facility are (at ANPFI's election) Citibank, N.A.'s prime rate plus 2.5 per cent. per annum or LIBOR plus 3.5 per cent. per annum for interest periods of one, two, three or six months.

(iv) By a Liquidity Support Agreement dated as of 29 July 2004 between ANPFI, International Power, Citigroup USA, Inc., (the "Intercreditor Agent") and Wilmington Trust Company (the "Collateral Trustee"), International Power has agreed to provide $37.5 million in the form of either subordinated loans or equity contributions to ANPFI on or before 30 July 2005. International Power has also agreed to provide an additional $37.5 million in the form of either subordinated loans or equity contributions to ANPFI on or before 30 July 2006.

                                      102

In the event  that the  Collateral  Trustee  successfully  forecloses  on ANPFI,
International Power's obligation to fund liquidity support payments will terminate. In addition, International Power's obligation to fund the liquidity support payments will terminate upon the confirmation of a plan of reorganisation in which International Power does not receive any distribution on account of any claims or equity interests. However, International Power's obligation to fund liquidity support payments continues during any bankruptcy case.

(v) The Completion and Power and Gas Trading Support Agreement replaces International Power's obligations contained in the Omnibus Waiver and Undertakings Letter dated as of 21 April 2003 (the "Omnibus Waiver Letter") to provide letters of credit in support of certain costs to complete and bring into full operation the projects owned by ANPFI's subsidiaries. The Omnibus Waiver Letter was entered into among certain of the existing lenders and International Power, wherein International Power provided credit support for ANPFI's costs to complete the projects and for ANPFI's power and gas trading operations.

International Power agreed to provide letters of credit in support of the recalculation of certain costs under construction contracts relating to ANPFI's power projects. In addition, International Power agreed to provide letters of credit in support of certain refunds or other amounts owed by ANPFI or its project company subsidiaries to the contractor that provided construction services to them. International Power also agreed to provide credit support to ANPFI to enable ANPFI to market the electric energy of any project subsidiary, purchase fuel and other necessary supplies for the project subsidiaries and/or engage in hedging or other commodity and /or price risk mitigation techniques in an aggregate amount not to exceed $100 million.

(vi) As noted in sub-paragraph (iii) above, pursuant to the Supported Working Capital Agreement, the lenders thereunder agreed to lend up to $50 million of working capital to ANPFI. Pursuant to a guarantee dated 29 July 2004 (the "Guarantee"), International Power guaranteed to the Collateral Trustee for the benefit of such lenders the outstanding obligations under the Supported Working Captial Agreement in a principal amount not to exceed $50 million, plus certain expenses.

Societe Generale, New York Bank ("Societe Generale") issued certain letters of credit in the amount of approximately $9.5 million (the "Existing Letters of Credit") pursuant to ANPFI's pre-restructuring obligations. Such letters of credit remained outstanding after the effective date of the restructuring. Pursuant to a revolving letter of credit facility dated as of 29 July 2004 (the "Letter of Credit Facility"), Citibank, N.A. agreed to provide letters of credit to ANPFI. Under such facility, Citibank, N.A. issued letters of credit in the amount of approximately $9.5 million to Societe Generale to backstop the Existing Letters of Credit.

Pursuant to a guarantee dated as of 29 July 2004 by International Power for the benefit of Societe Generale, International Power guaranteed ANPFI's reimbursement obligations to Societe Generale under the Existing Letters of Credit on substantially the same terms as the Guarantee.

(d)  Turbogas Acquisition Agreement

On 20 July 2004 National Power International Holdings BV (the "Purchaser") and International Power (on the one hand) and RWE Power AG (on the other hand) entered into the Turbogas Acquisition Agreement pursuant to which RWE has conditionally agreed to sell and the Purchaser has agreed to purchase 75 per cent. of the shares in Turbogas and the entire issued share capital of Portugen Energia S.A. (together, the "Companies"). RWE will also assign to the Purchaser related shareholder loans to Turbogas. The consideration payable under the Turbogas Acquisition Agreement is EUR 205 million (GBP137 million), subject to adjustment as provided therein. International Power has guaranteed the performance of the Purchaser under the Turbogas Acquisition Agreement. RWE has given certain undertakings, representations and warranties in relation to the Companies to the Purchaser. The Purchaser has the right to terminate the Turbogas Acquisition Agreement in certain circumstances prior to closing. Completion of the sale is subject to satisfaction of a number of conditions precedent, including receipt of regulatory approval, waiver of pre-emption rights in favour of the other shareholders in Turbogas and obtaining lender and other consents relating to the project financing arrangements to which the Companies are parties.
                                      103

(e)  3.75 per cent. Convertible US Dollar Bonds

On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued $252.5 million 3.75 per cent. convertible notes due 2023, convertible into preference shares of International Power (Jersey) Limited at the holder's option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power.

The notes are convertible into Ordinary Shares of International Power at a conversion price of GBP2.00 at any time between 2 October 2003 and 12 August 2023. Each $1,000 principal amount of notes will entitle the holder to convert into $1,000 paid up value of preference shares of International Power (Jersey) Limited.

The notes may be redeemed at the holder's option at their principal amount, together with accrued interest to the date of redemption.

If the conversion option is not exercised, the notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

(f)  2 per cent. Convertible US Dollar Bonds 2005

On 24 November 2000, International Power (Cayman) Limited, ("Cayman"), a wholly-owned subsidiary company incorporated in the Cayman Islands, issued $357.6 million 2 per cent. convertible notes due 2005, convertible into preference shares of Cayman at the holder's option, exchangeable for Ordinary Shares, and unconditionally guaranteed on a senior unsecured basis by International Power.

The notes are convertible into preference shares of Cayman, which are exchangeable for Ordinary Shares at a conversion price of GBP3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into $1,000 paid up value of preference shares of Cayman. Investors may elect to receive the Ordinary Shares due to them in the form of American Depositary Receipts.

On 24 November 2003, $254 million of the notes were redeemed at the holders' option at a redemption price of 107.1 per cent. of the principal amount, together with accrued and unpaid interest. On 30 March 2004, Cayman repurchased $52.22 million (in principal amount) of the notes through a tender offer to all noteholders. $51.38 million (in principal amount) of notes remains outstanding and, unless previously converted, purchased and cancelled or redeemed, will be repayable on 24 November 2005 at 112.389 per cent. of their principal amount. The interest rate on the notes is 2 per cent. which, when taken together with the accreted principal amount payable on maturity, amounts to an effective rate of 4.6 per cent.

Concurrently with the offer to purchase the notes, Cayman solicited and received from the holders of the notes consents to certain amendments to the indenture governing the notes and the preference share guarantee relating to the notes.

9.   LITIGATION

Other than as set out below, neither International Power nor any of the International Power Group is, or has been, engaged in any legal or arbitration proceedings nor, so far as International Power is aware, are any such proceedings pending or threatened by or against International Power or any member of the International Power Group, which may have, or have had during the period of 12 months immediately preceding the date of this document, a significant effect on the financial position of the International Power Group:

(a) The Company is currently aware of approximately 450 claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board ("CEGB"), and contractors in respect of industrial illness and injury. International Power is unable to quantify the aggregate amount claimed as the majority of these matters are the subject of correspondence with claimants' lawyers rather than actual proceedings on the basis of quantified claims.

Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50 per cent. of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

                                      104

Although it is acknowledged that these matters may have a significant effect on the financial position of the International Power Group, the Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will in aggregate have a material effect on the Group's financial position, results of operations or liquidity.

(b) In 1994 separate complaints were made by the National Association of Licensed Opencast Operators ("NALOO") and the South Wales Small Miners' Association ("SWSMA") to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English Courts by members of NALOO. An appeal against the Commission's findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling to the European Court of Justice which delivered a judgment on 2 October 2003 for the main part dismissing the appeal. The ruling confirmed that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50 per cent. of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

Although it is acknowledged that these matters may have a significant effect on the financial position of the International Power Group, the Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will in aggregate have a material effect on the Group's financial position, results of operations or liquidity.

10.  WORKING CAPITAL

International Power is of the opinion that:

(a) taking into account the net proceeds of the Rights Issue and the debt facilities available to it, the International Power Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document; and

(b) taking into account the net proceeds of the Rights Issue and the debt facilities available to it, the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

11.  GENERAL

11.1 KPMG Audit Plc has given and not withdrawn its written consent to the inclusion in Section C of Part 6 of this document of its report and the references thereto and to its name in the form and context in which they appear and has authorised the contents of its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

11.2 Cazenove and Morgan Stanley & Co. International Limited have given and not withdrawn their written consent to the inclusion in Section B of Part 6 of this document of their letter and the references thereto and to their names in the form and context in which they appear and has authorised the contents of their letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

11.3 International Power's registrars and receiving agents for the Rights Issue are Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London, EC4R 0AN and the paying agent in Ireland is Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

                                      105

11.4 International Power's audited consolidated financial statements for the three financial years ended 31 December 2003, upon which unqualified reports have been given, were audited by KPMG Audit Plc, Chartered Accountants and Registered Auditor, of 8 Salisbury Square, London EC4Y 8BB.

11.5 There has been no significant change in the financial or trading position of the International Power Group since 30 June 2004, being the date to which International Power's unaudited interim financial statements were prepared.

11.6 The total fees, commissions and expenses payable by International Power in connection with the Rights Issue, including underwriting commissions, are expected to amount to approximately GBP10 million, excluding VAT. The total amount payable to financial intermediaries pursuant to the Rights Issue is approximately GBP9 million.

11.7 The existing Ordinary Shares are listed on the Official List of the UK Listing Authority and traded on the market for listed securities of the London Stock Exchange. Application has been made for the New Ordinary Shares to be so listed and traded.

11.8 The Issue Price represents a premium of 32 pence to the nominal value of an Ordinary Share.

11.9 The Company is registered in England and Wales and its registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP.

11.10 The Underwriters and their respective affiliates have performed and may in
the  future  perform   investment   banking  and  other  banking   services  for
International Power in the ordinary course of their business.

11.11 Any notice from International Power, including notices of general meetings, shall be sent to Shareholders in Ireland at the address registered in the register of members of International Power, or to the address, if any, within the United Kingdom supplied by such Shareholder to International Power for the giving of notices by International Power. Any such notice may also be deemed to have been validly given if published in at least one daily newspaper circulated in Ireland which for the time being shall be the Irish Times. Any notice shall be deemed to have been given on the date of first publication.

11.12 A copy of this document will be available free of charge at the office of the paying agent in Ireland, Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

12.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ and at the registered office of International Power, Senator House, 85 Queen Victoria Street, London EC4V 4DP during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for as long as the Rights Issue remains open for acceptance:

(a)   the memorandum and articles of association of International Power;

(b) the Directors' appointment letters and service contracts referred to in paragraph 5.3 of this Part 10;

(c)   the material contracts referred to in paragraph 8 of this Part 10;

(d)   the consent letters referred to in paragraph 11 of this Part 10;

(e) the letter from Cazenove and Morgan Stanley & Co. International Limited set out in Section B of Part 6 regarding the profit forecast;

(f) the letter from KPMG Audit Plc set out in Section C of Part 6 regarding the profit forecast;

(g) the audited consolidated financial statements of the International Power Group for the two financial years ended 31 December 2002 and 31 December 2003 and the unaudited interim financial statements of the International Power Group for the six months ended 30 June 2004; and

(h) the irrevocable undertakings given by the Directors referred to in paragraph 12 of Part 1.

                                      106


                                     PART 11
                                   DEFINITIONS

In this document the following expressions have the following meanings unless the context otherwise requires:


"Act"                                   the Companies Act 1985 (as amended)
"Admission"                             the admission of the New Ordinary Shares, nil paid: (i) to the Official List; and
                                        (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and
                                        Disclosure Standards
"Admission and Disclosure Standards"    the requirements contained in the publication "Admission and Disclosure Standards"
                                        dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ANP"                                   American National Power, Inc.
"business day"                          a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
"Cazenove"                              Cazenove & Co. Ltd
"CCSS"                                  the CREST Courier and Sorting Services
"certificated" or "in certificated      where a share or other security is not in uncertificated form form"
"Companies Acts"                        means the Act and the Companies Act 1989 (as amended)
"Contemplated Transactions"             the EME Portfolio Acquisition and the Turbogas Acquisition
"CREST Manual"                          the rules governing the operation of CREST, consisting of the CREST Reference
                                        Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST
                                        Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations
                                        Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms
                                        (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July
                                        1996 and as amended since)
"CREST member"                          a person who has been admitted to CRESTCo as a system- member (as defined in the
                                        CREST Regulations)
"CREST participant"                     a person who is, in relation to CREST, a system- participant (as defined in the
                                        CREST Regulations)
"CREST Regulations" or "Regulations"    the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
"CREST sponsor"                         a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"                a CREST member admitted to CREST as a sponsored member
"CREST"                                 the relevant system, as defined in the CREST Regulations (in respect of which
                                        CRESTCo is the operator as defined in the CREST Regulations)
"CRESTCo"                               CrestCo Limited, the operator of CREST

                                      107


"Directors" or "Board"                  the Directors of International Power whose names appear in paragraph 4.1 of Part 10 of this document
"EBITDA"                                earnings before interest, tax, depreciation and amortisation
"EME"                                   Edison Mission Energy, the principal seller of the EME Portfolio
"EME Business"                          the business of holding and operating the EME Portfolio by the LLP following the completion of the EME Portfolio Acquisition
"EME Completion"                        the completion of the EME Portfolio Acquisition
"EME Portfolio"                         the portfolio of international power generation assets being acquired by the LLP pursuant to the EME Portfolio Acquisition, details of which are set out in Section B of Part 7 of this document
"EME Portfolio Acquisition"             the proposed acquisition of the EME Portfolio by the LLP pursuant to the EME
                                        Portfolio Acquisition Agreement
"EME Portfolio Acquisition Agreement"   the sale and purchase agreement dated 29 July 2004 between inter alia International
                                        Power, Mitsui, the LLP and EME in relation to the EME Portfolio Acquisition, as described in Section A of Part 7 of this document
"EME Portfolio Agreements"              the EME Portfolio Acquisition Agreement, the Bridge Facility, the Revolving Credit
                                        Facility and the LLP Agreement, as further defined and described in Section A of
                                        Part 7 of this document
"Enlarged Group"                        the International Power Group, as enlarged by the EME Portfolio Acquisition and the
                                        Turbogas Acquisition
"EPS"                                   earnings per share
"Executive Share Schemes"               the Performance Share Plan, the International Power Inland Revenue Approved
                                        Executive Share Option Plan, the International Power Unapproved Executive Share
                                        Option Plan and the 2002 Global Executive Share Option Plan
"Excluded Territories"                  Australia, Canada, France, Hong Kong, Japan, the Netherlands, New Zealand and the
                                        Republic of South Africa
"Ex-Rights Date"                        the date on which the Ordinary Shares trade ex-rights, being 23 August 2004
"Financial Services and Markets Act"    the Financial Services and Markets Act 2000
"Fully Paid Rights"                     rights to acquire the New Ordinary Shares, fully paid
"GAAP"                                  generally accepted accounting principles
"GW"                                    gigawatt; one gigawatt equals 1,000 megawatts
"International Power" or the "Company"  International Power plc
"International Power Group" or "Group"  International Power and its subsidiaries and subsidiary undertakings (excluding the
                                        EME Portfolio and the Turbogas Group)
"International Power Registrars" or     Lloyds TSB Registrars
  the "Registrars"
"International Power Share Schemes"     the Executive Share Schemes and the Sharesave Schemes
"International Power Shareholder" or    a holder of Ordinary Shares
  "Shareholder"
"Ireland"                               the Republic of Ireland

                                      108


"Issue Price"                           82 pence per New Ordinary Share
"Listing Rules"                         the Listing Rules made under section 74 of the Financial Services and Markets Act
"LLP"                                   IPM Eagle LLP, the limited liability partnership established by International Power and Mitsui to conduct the EME Business, as described in Section A of Part 7 of this document
"London Stock Exchange"                 London Stock Exchange plc
"member account ID"                     the identification code or number attached to any member account in CREST
"Mitsui"                                Mitsui & Co., Ltd
"Money Laundering Regulations"          the Money Laundering Regulations 1993 or, as applicable, the Money Laundering
                                        Regulations 2003
"Morgan Stanley"                        Morgan Stanley Securities Limited
"MW"                                    megawatt; one megawatt equals 1,000,000 watts
"New Ordinary Shares"                   the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue
"Nil Paid Rights"                       rights to acquire the New Ordinary Shares, nil paid
"Official List"                         the Official List of the UK Listing Authority
"Ordinary Shares"                       ordinary shares of 50 pence each in the capital of International Power
"Overseas Shareholders"                 Shareholders with registered addresses outside the United Kingdom or Ireland or who are citizens or residents of countries outside the United Kingdom or Ireland
"participant ID"                        the identification code or membership number used in CREST to identify a particular
                                        CREST member or other CREST participant
"Portugen"                              Portugen Energia S.A.
"PPA"                                   power purchase agreement, a long-term off-take agreement of power supply and purchase
"Provisional Allotment Letters"         the renounceable provisional allotment letters expected to be sent to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders) in respect of the
                                        New Ordinary Shares to be provisionally allotted to them pursuant to the Rights Issue
"Qualifying CREST Shareholders"         Qualifying Shareholders holding Ordinary Shares in uncertificated form
"Qualifying non-CREST Shareholders"     Qualifying Shareholders holding Ordinary Shares in certificated form
"Qualifying Shareholders"               holders of Ordinary Shares on the register of members of International Power at the
                                        Record Date
"Record Date"                           close of business on 13 August 2004
"Rights Issue"                          the proposed issue by way of rights of New Ordinary Shares to Qualifying
                                        Shareholders on the basis described in this document and, in the case of Qualifying non-CREST Shareholders, in the Provisional Allotment Letters
"Sharesave Schemes"                     the International Power SAYE Plan and the International Power Global Sharesave Plan

                                      109


"stock account"                         an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"Turbogas"                              Turbogas-Produtora Energetica S.A.
"Turbogas Acquisition"                  the proposed acquisition of Turbogas and Portugen by International Power
"Turbogas Acquisition Agreement"        the sale and purchase agreement dated 20 July 2004 between, inter alia,
                                        International Power and RWE Power AG in relation to the Turbogas Acquisition
"Turbogas Completion"                   the completion of the Turbogas Acquisition
"Turbogas Group"                        Turbogas and its subsidiaries and subsidiary undertakings
"UK Listing Authority"                  the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act
"uncertificated" or "in uncertificated  recorded on the relevant register of the share or security concerned as being held
  form"                                 in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Underwriters"                          Morgan Stanley and Cazenove
"Underwriting Agreement"                the underwriting agreement dated 30 July 2004 between International Power and Morgan
                                        Stanley, Morgan Stanley & Co. International Ltd and Cazenove (as amended on
                                        13 August 2004) relating to the Rights Issue and further described in paragraph 8(b)
                                        of Part 10 of this document
"United Kingdom" or "UK"                the United Kingdom of Great Britain and Northern Ireland
"US Securities Act"                     the United States Securities Act of 1933, as amended
"US", "USA", or "United States"         the United States of America, its territories and possessions, any state of the
                                        United States and the District of Columbia
"US$" or "$"                            means the lawful currency of the United States

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "parent undertaking" shall, unless the context otherwise requires, have the respective meanings given to them by the Act.